Bisha 2003 Report

Exploration

and

Drilling Program

on the

Bisha Property

Latitude 15o24'N Longitude 37o30'E

UTM 1715000N, 340000E Zone 37 North Latitude, WGS 84

Gash-Barka District

Eritrea

February, 2004

as amended April, 2004

F. William Nielsen, P.Geo

Nevsun Resources Ltd

and

Robin E. Chisholm P.Geol, Thomas Carpenter P.Geo

Taiga Consultants Ltd

NEVSUN RESOURCES (ERITREA) LTD

Bisha Exploration License

Final 2003 Work Program

Bisha 2003 Report	Page i

Table of Contents

Summary 1
1. Introduction and Terms of Reference 7
2. Disclaimer 8
3. Property Description and Location 8
4. Accessibility, Climate, Local Resources, Infrastructure, Physiography 10
5. History 13
6. Geology 20
6.1 Regional and Local Geology 20
6.2 Structure 26
6.3 Structural Interpretation of Western Eritrea 27
6.4 Deposit Analogs 29
6.5 Carlin Type Deposit Potential 34
6.6 ERSI Landsat Interpretation 36
6.7 Geological Mapping 39
6.8 Regional Geological Mapping: Detailed Discussion 45
7. Exploration Model 50
7.1 Bisha Deposit Characteristics 50
7.2 Deposit Classification 52
8. Mineralization 55
9. Exploration 57
9.1 Geochemistry 57
9.2 Airborne Geophysical Survey 68
9.3 Ground Geophysics 71
9.4 Digital Terrain Model 79
9.5 Prospecting 81
10. Diamond Drilling Program 84
10.1 Drill Program Parameters 84
10.2 Diamond Drill Program Results and Interpretation 85
10.3 Specific Gravity Determinations 101
10.4 Sample Preparation Laboratory 106
11. Quality Assurance/Quality Control Program 110
11.1 QA-QC Protocol 110
11.2 Certified Standard Controls 111
11.3 QA-QC Conclusions and Recommendations 113
12. Metallurgy 115
13. Conclusions 117
14. Recommendations 119
14.1 Proposed Bisha 2004 (first half) Budget 121
15. Certificates 122
15.1 Robin E. Chisholm 122
15.2 Frederick William Nielsen 123
15.3 Thomas H. Carpenter 124
16. References 125
17. List of Personnel 130

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Tables

Table 3-1 : Bisha property Corner Points 8
Table 5-1 : Significant mineralized intersections from Phase 1 recon diamond drilling 14
Table 6-1 : Resource Estimations for Asmara base metal / gold deposits 33
Table 9-1 : Statistical Analysis, Soil Geochemistry, Bisha Main Grid 61
Table 9-2 : Statistical Analysis, Soil Geochemistry, SW Grid 65
Table 9-3: Statistical Analysis, Soil Geochemistry, Barite Showing Grid 65
Table 9-4: Statistical Analysis, Soil Geochemistry, Bisha East Grid 67
Table 9-5 : Sample List for Conductivity Measurements 74
Table 9-6 : Physical Property Data from Core Samples 76
Table 10-1 : Average Bulk Density by Geological Domain 107
Table 10-2 : Checks on Specific Gravity Measurements 108
Table 11-1 : GEOSTATS Gold Standard Reference Material 116
Table 12-1 : Test Work Results PRA Flotation 121

Figures

Figure 3-1 : Bisha Property Boundary 9
Figure 4-1 : Nevsun Land Position in Eritrea 12
Figure 5.1 : Drill hole location map, spring campaign 2003 15
Figure 5-2 : Airborne EM coverage 17
Figure 5-3 : Gravity and precision GPS survey coverage 18
Figure 6-1 : General Geology Map of Eritrea, 2003 compilation 21
Figure 6-2 : Sketch of the Arabian-Nubian Shield 22
Figure 6-3 : Simplified geology map of Western Eritrea showing known age dates and initial epsilon Nd values for Precambrian magmatic rocks after Teklay (2003). 22
Figure 6-4 : Structural Interpretation Western Eritrea 28
Figure 6-5 : Structural and Hydrothermal Feature map, Landsat 7 Bands 5,4,2 37
Figure 6-6 : Prospective Alteration Sites, Landsat 7 hydrothermal alteration index map 38
Figure 6-7 : Bisha Gossan Zone Geology, spring 2003 campaign 42
Figure 6-8 : AEM signatures Bisha North vs. Bisha South 46
Figure 6-9 : Current locations of the Bisha deposits 48
Figure 6-10 : Bisha deposits reconstructed to pre-sinistral displacement on Frekete (Shebetera) Fault 49
Figure 8-1 : Section 1716100N Bisha Main North typical mineralized sequence 56
Figure 9-1 : Soil Sample Grid Areas 57
Figure 9-2 : Anomalous Soil Sampling Results, Bisha Main Grid 1715550N 59
Figure 9-3 : Bisha Main Grid Zn Contoured 61
Figure 9-4 : Barite Showing, Contoured Zn in soils 63
Figure 9-5 : Bisha East, Soil geochemical profiles 1715600N 64
Figure 9-6 : Bisha Main East Soil Geochemical Profile, L1716600N 65
Figure 9-7 : Geological Domains Defined by the 2003 AEM Survey 70
Figure 9-8 : HLEM survey coverage Bisha Concession 73
Figure 9-9 : Gravity Survey Coverage at the end of 2003 76
Figure 9-10 : Bouguer Gravity Map, Bisha Main Area 77
Figure 9-11 : Residual Gravity Anomaly Map, Bisha Main Area 78
Figure 9-12 : Digital Terrain Model (DTM), viewed from the southwest 80

Bisha 2003 Report	Page iii

Bisha 2003 Report	Page 1

Summary

Following the discovery of significant thicknesses of oxidized and primary volcanogenic massive sulphide (VMS) precious and base metal mineralization at Bisha during a reconnaissance diamond drilling program in late 2002, Nevsun Resources (Eritrea) Ltd mounted a major exploration effort in early 2003 to further define the mineralization at Bisha and this program was continued in the fall of 2003 with the goal of collecting the type and quantity of technical data sufficient to support a detailed resource estimation. The establishment of a resource estimate is to allow the initiation of a feasibility study in the second half of 2004.

The logistical work designed to support the exploration program consisted of the commissioning of a new regional office in Asmara, the expansion of the current permanent camp at Bisha to house 65 field personnel on a year round basis, construction of new core handling facilities at Bisha, construction and commissioning of a new field sample preparation laboratory, importation of a second diamond drill rig and the purchase of a large number of field vehicles. A vigorous exploration program was mounted that included expansion to the southwest and east of the current main grid coverage, establishment of outside grids on new exploration targets, additional gravity, EM surveys, completion of various regional and orientation geochemical surveys, partial completion of property scale prospecting and geologic mapping, as well as an additional 11,567 meters of diamond drilling in 93 drill holes. To support the exploration program a number of expatriate contractors were hired to work with and to train a team of local Eritrean geologists, technicians, and support personnel. The goal of the company in this respect is to establish a local, trained work force to carry out the maximum number of exploration and administrative tasks possible in the conduct of its various operations. All programs were guided however by senior and accredited Canadian explorationists with many years of Eritrean experience.

Data from the airborne geophysical survey flown by Fugro Airborne Surveys in early 2003 was followed up by prospecting, ground geophysical and soil geochemical surveys. Analysis of the airborne EM data allowed for a new interpretation of the distribution of the sulphide bodies at Bisha which indicate that there is significant offset of the massive sulphide in a sinistral fashion along the Frekete River (formerly Shebetera River) fault zone. In this interpretation the original geologic picture consisted of two parallel massive sulphide bodies that have been cross-cut and offset to the northwest thus disconnecting the NW Zone from the Bisha Main South (BMS) while juxtaposing the Bisha Main North (BMN) on to the north end of the BMS deposit. This interpretation led to the realization that there existed the former south portion of the BMN deposit to the southeast as a new target that will be followed up in 2004. There are a large number of EM responses resulting from the airborne survey and these have been prioritized by various ground surveys and remain to be followed up by drill testing.

In excess of 194 line kilometres of grid have now been established using differential GPS instrumentation. Lines were generally 100 meters apart and oriented east west except in the SW grid where the lines were oriented NW-SE. Grids were established at the Barite Showing area west of the Bisha Main deposit, on Bisha East and Bisha East areas as well as single grid lines west of the Frekete River.

Bisha 2003 Report	Page 2

Ground gravity surveys were contracted to MWH Geo-Surveys Inc. who completed approxi-mately 107.6 km of survey. Previous results indicated that the Bisha mineralization can be delineated by a significant Bougeur anomaly and can be used to discriminate ground and airborne electromagnetic anomalies between prospective massive sulphide bodies and barren graphitic horizons. Further processing of the data produced residual gravity profiles by removing the effect of the strong regional gradient allowing for the better definition of anomalous gravity trends. It was realized that differences in subsurface topographic relief due to the variable depth of weathering profiles can lead to gross mass differences that delineate false anomalies unrelated to sulphide mineralisation. The gravity work has however proven to be an excellent discriminator for prioritizing EM responses.

The precise (sub-centimetre) GPS locational survey conducted by the gravity contractor to control the gravity survey supplied data that was used to construct a very detailed Digital Terrain Model (DTM) The DTM will be used to provide topographic control for all past and future exploration surveys and will allow for accurate site planning in future economic evaluations.

Ground Pulse EM and magnetometer surveys were contracted out to Crone Geophysics Exploration Ltd while 151 km of Horizontal Loop EM (HLEM) surveys were conducted by Geophysique TCM.

The Pulse EM survey continued to be successful in the definition of the VMS mineralization at Bisha. The HLEM technique was found to be nearly as effective in defining bona fide bedrock sulphide accumulations as the Pulse EM with its only limitation being a slightly shallower depth of penetration and slightly less precise location of the conductor. Considering that the HLEM was more productive at much lower cost, it was decided to terminate the Pulse EM survey and to rely only on the HLEM survey for AEM conductor follow-up.

A remote sensing investigation was completed whereby the latest Landsat 7 thematic mapper images were acquired for a large portion of the western lowlands region which encompasses the company's mineral concessions. Studies were completed to identify areas meriting prospecting follow-up as a guide to future exploration.

Prospecting and geological mapping of the area around Adi Ibrahim within the confines of the former Okreb prospecting license identified the presence of large masses of jasperoid silicification in contact with large marble units. In consideration of the fact that this area was previously the site of small scale colonial gold mining and that artisanal gold mining continues to this day, a geologist with extensive Carlin, Nevada experience was engaged to conduct an initial reevaluation of the area. These factors led to the realization that the Bisha license is also prospective for Carlin Type gold deposits. It is expected that the company will continue its reevaluation to further define gold mineralization targets of this type that will likely merit future drill testing.

PH soil geochemical orientation surveys were initiated over the known Bisha VMS mineralization to test the theory that pH surveys could mitigate the geochemical masking effects of the extensive alluvial cover in the Bisha area. It was found that the pH technique works very well in the delineation of known sulphide mineralization in alluvial covered areas and can be

Bisha 2003 Report	Page 3

used to define new targets in follow up to the AEM survey results. The main draw back of the survey is that it reacts to a wide variety of types of underlying chemical differences and so produces a large number of anomalies that need to be prioritized. The survey can be used to conduct further delineation of known sulphide bodies without having to wait months for the return of soil geochemical analyses from Canada.

Remaining sample material collected on the surface for the pH survey was chemically analyzed for the typical multi-element soil suite of metals and it was found that the survey produced well defined base metal anomalies. This indicates that the slow and labourious form of digging below surface layers to sample soil profiles may not be necessary at Bisha and that surface sampling may be routinely used to conduct soil geochemical surveys in a more efficient manner.

Previous geological mapping of the grid and region indicated that the base metal mineralization is associated with a mafic to intermediate volcanic unit. Regionally, the mafic volcanic sequence is a keel infolded into predominantly fine grained sediments with some matrix supported conglomerate in sediments. Corridors of felsic hypabyssal felsic intrusions within sediments exist 2 km to NW and to the SSE of the Bisha Main North deposit. Abundant alteration is associated with felsic rocks in the form of siliceous parallel fracture swarms to produce typical silicic/chloritic/argillic VMS style alteration. At the NW Zone a copper rich massive sulphide deposit is associated with a NW felsic corridor. Later interpretive work also indicates that the proportion of felsic rocks within the lithologic section that hosts the deposits may be greater than initially realized.

The Bisha Main zone has been drill tested in 117 diamond drill holes over a length of 1.2 km and to a depth of 110 metres. The vast majority of the drill holes have intersected significant massive sulphide mineralization.

Primary massive sulphide is fine-grained massive to bedded at lamina and 5 cm scales and is typically composed of in excess of 95% sulphide species. Sphalerite forms fine lamina, wisps and interstitial disseminations, while chalcopyrite is either very fine-grained disseminated or forms rosettes and rarely as crosscutting stringers. Northern portions of the deposit exhibit clastic textures and much of the sulphide is present in clasts within conglomeratic units which are massive to semi-massive.

The Bisha Main deposit can be separated into an overlying gold rich gossan underlain by a copper rich supergene blanket zone which in turn overlies the primary Cu-Zn-Au-Ag primary mineralization.

The Bisha Main North occurrence is made up of a series of at least two north-south striking syncline/anticline couples, where the fold noses of the anticlines have been decapitated by erosion. The folds are tight to nearly tight, nearly symmetrical with axial planes overturned slightly to the east. There is a suggestion that the folds plunge shallowly to the south. The fold-couples, as mapped, have frequencies on the order of 80 to100 metres although from sub-surface data it is possible to infer the presence of additional smaller folds in close proximity to the two main fold-couples by the presence of footwall alteration. The main folds have minor folds of various scales superimposed upon them and this is seen clearly in the core. It is clear that there is

Bisha 2003 Report	Page 4

thickening of the massive sulphide intervals in the fold noses due to mass flow where material from the limbs has flowed into the crests or noses of the synclines. Metal zoning within the massive sulphide appears to indicate an upward transition from Cu-rich to Zn-rich to barren pyrite and this confirms the interpretation that the sequence sits right-way-up.

South of the Frekete River fault the VMS mineralization in Bisha Main South was found to be composed of two main sulphide lenses where the structural picture is quite different from BMN. To the south, the bulk of the mineralization is contained within a SSW striking lense that dips steeply to the west. A smaller lense of sulphide is present immediately to the west which dips very shallowly to the west or is on some sections interpreted to be essentially horizontal. There is no sign of the syncline morphology here as was seen at BMN. The east lense extends from 1716100N to 1715200N a distance of 900 metres and varies from 10 to 45 metres in true thickness. The west lense originates at 1715700N in contact with the east lense and then diverges to the southwest. The west lense varies quite dramatically in shape but averages about 30 to 40 metres in true thickness.

South of the Frekete River the sulphide lenses are cut by younger felsic dykes that displace the massive sulphide and cut up the geometry of the sulphide lenses. It is apparent that a high density of drilling in this sector will be required to establish the exact effect of the felsic intrusions on the volume of the prospective sulphide material. The BMS mineralization has been traced to 1715200N. Limited reconnaissance drilling in this sector on section line 1715100 failed to intersect sulphide mineralization however this may be a result of a change in strike of the mineralised unit or stoping out and replacement of the sulphide bodies by felsic dykes. Additional drilling in this sector is recommended.

The recent drilling also appears to indicate that there is a lateral metal/mineral zonation from south to north as the percentage of sphalerite logged in the holes increases southwards from Bisha Main in the north to the BMS.

The Bisha NW Zone was drill tested in eigth successful holes (of 14 completed) and found to be comprised of a southwest trending syncline of massive sulphide with a minimum strike length of 250 metres. The mineralization is open to the south of 1717600N and below a depth of 100m while it appears to be interrupted north of 1718000N. The syncline has nearly parallel limbs 10 to 40 metres thick that converge into a fold nose with a real thickness of 40 to 60m. The mineralization is quite variable in tenor and tends to be Cu-Au-Ag rich with assays in general less elevated than those seen at the Bisha Main deposit. The current density of drilling is too widely spaced to define the precious and base metal mineralization within the massive sulphide however it can be seen that there are potentially economic widths of copper mineralization of 25.4m of 2.1%, and gold mineralisation 15m of 14.0 g/t and silver 25.0 g/t. Additional drilling is merited to explore the geometry of the deposit and its internal metal zonation as well as its extent to the south and at depth.

Diamond drill testing of several outside zones was part of a program of reconnaissance exploration to locate new massive sulphide deposits. Hole B-86 tested a PEM response just west of the BMN deposit and encountered 63.5 metres of 0.34% Cu, 70 metres west of B-2 which had

Bisha 2003 Report	Page 5

earlier returned 37.0m of 0.93 % Cu in stringer type chalcopyrite mineralization in, mafic tuff and flows.

Drill hole B-111 collared 250 metres west of the Bisha Main zone tested a strong PEM response and intersected 34.5 metres of 1.1% Cu in hematitic surface altered mafic tuff. The conductor continues south and remains to be tested.

Drill hole B-112 tested a PEM response located 50m west of the Tree Zone copper occurrence and intersected 16m of 1.46% Cu and anomalous zinc mineralization of 0.7% Zn. The hole was not long enough to test the Tree Zone and so it likely that this is a completely new zone open in all directions.

Over 1,000 specific gravity (SG) determinations have been made on all of the various types of mineralization and host rock lithologies. Most of the lithologies have been well characterized in this regard however some of the weathered lithologies will need additional SG determinations to better establish their degree and distribution of bulk density variability. The goal of the program is to establish precise SG profiles sufficient to support meaningful resource estimations for the Bisha Main Zone in 2004.

Metallurgical tests were completed on two high grade oxide gold samples from two drill holes in Bisha Main North. The treatments included grinding to -73 microns (80% passing this size) and direct cyanidation tests. After 72 hours 95.1% of the gold and 46.4% of the silver were recovered in solution. Two samples of supergene copper mineralization were selected for flotation test work. The results indicated that the float concentrate recovered 95.9% of the gold, 97.5% of the silver and 97.5% of the copper. The general results of the treatment of oxide and supergene mineralization are encouraging however they are preliminary and designed only to help guide future more extensive metallurgical testing.

The company has conducted stringent, well supervised Quality Assurrance and Quality Control programs in regards to all of its sampling on the Bisha project. The programs are established and monitored by qualified professionals with extensive QA/QC experience and are expected to meet CIM standards for reporting of mineral resources according to National Instrument 43-101. The QA/QC programs have verified a high level of repeatability of the sample preparation work completed by Nevsun in its own laboratory in the field and verified the results of its Canadian analytical laboratory who conducts the final analyses on Nevsun's samples. The company has a high level of confidence in regard to its sampling and sample preparation procedures as well as the final chemical analysis of all of its samples collected on the Bisha concession.

A preliminary volcanogenic massive sulphide deposit classification indicated previously that the Bisha deposit is either A) Bimodal Siliciclastic or B) Mafic Siliciclastic with a preference to classify it as the latter due to its many similarities to Besshi type deposits. The recognition of increased felsic lithologies to the south may indicate that this classification may need to be reevaluated and suggest that the deposits may have Kuroko deposit type affinities.

The diamond drilling program completed in the last half of 2003 consisted of drilling 93 holes for a total of 11,566.6 meters between October and December, 2003. Essentially, the southern

Bisha 2003 Report	Page 6

Bisha Main zone was defined over a strike length of 900 meters and to a depth from 75 to 200 metres at 100 meter intervals along its southern strike length. The Bisha NW Zone was explored over a strike length of 250 metres on 100 and 50 metre sections to a depth of 100 metres.

Additional work in the form of diamond drilling and RC percussion drilling is recommended to increase the density of drill intersections in the Bisha Main and Bisha NW Zone deposits. The objective is to define in detail the oxide and supergene copper zones such that a resource statement can be estimated in late 2004.

A 20,000 meter diamond drill program is contemplated to be finished before mid May, 2004 using two Boart Longyear 44 rigs as well as a 10,000 metre program of RC percussion drilling.

Additional in-fill drilling is required to provide the density of data necessary for the completion of meaningful resource estimations.

Additional exploration work in the form of reconnaissance drilling of EM/geochemically defined targets, prospecting, establishing grids, HLEM, gravity and magnetometer surveys, geological mapping and soil geochemical sampling on both a regional and local basis are recommended. Detailed efforts should be made to identify the geometry and characteristics of the known sulphide deposits and to complete systematic lithogeochemistry on the host rocks. A program designed to compile and analyse previously collected data should be completed in order to allow better definition of whole rock geochemistry such that the deposits can be better characterized as to type and classification. It is expected that this latter work will result in a better understanding of the deposit and allow for improved evaluation and prioritisartion of outside EM/geochemical targets.

In addition to the exploration work recommended above, environmental baseline studies, socio-economic surveys and archaelogical surveys need to be initiated such that the project conforms to World Bank standards for mineral projects.

The estimated cost of the program as outlined above is expected to be $4,099,000 US (roughly $5.5 CAD at current exchange rate) and should be completed in the field by July 2004, prior to onset of the rainy season.

Bisha 2003 Report	Page 7

1.

Introduction and Terms of Reference

Following the seasonal rains, Nevsun Resources (Eritrea) Ltd elected to expand its exploration coverage and complete a variety of geophysical, geochemical and geological surveys in order to determine the overall potential of the Bisha area to host additional base metal deposits. A significant diamond drilling program was planned and a second Boart Longyear diamond drill rig was imported into Eritrea to increase drill production.

Activities carried out as part of the exploration program included retaining a multitude of consultants to conduct geophysical, geochemical and geological surveys. The data from these surveys has been compiled and organized such that databases for all disciplines would be available in a readily available format for future exploration and development use. In a number of instances orientation surveys were implemented in order that the most efficient and cost effective exploration method could be determined to allow for the further identification and definition of underlying mineralization.

A 14,000 meter diamond drill program was planned while a total of 11,566.5 m of drilling was actually completed before the program was suspended for the Christmas break. The program was designed to define the previously intersected volcanogenic massive sulphide deposit along strike and down dip at sufficient density to provide the critical data required for a resource calculation. The resource estimate is to be initiated by a third party consultancy group. The initial 53 holes on the property were not distributed at sufficient density to allow a meaningful resource statement and consequently the work was delayed until the October to December drilling program was completed.

All geophysical survey work was completed according to plan except that the southeastern part of the deposit area was not completed. Soil geochemical work took on a level of increased importance after it was realized that subtle anomalies were being defined even through significant thicknesses of transported overburden.

The exploration completed as described herein and the data produced by these exploration activities have been conducted in collaboration between the parent, Nevsun Resources Ltd. of Vancouver to the title holder, Nevsun Resources (Eritrea) Ltd of Asmara and the geological consulting firm of Taiga Consultants Ltd of Calgary. The recent program was conducted under the direct field supervision of F.William Nielsen P.Geo of Nevsun Resources Ltd. Taiga provided many of the key exploration personnel that supervised the drilling and completed the core logging and selected the intervals for sampling. The exploration programs completed during the October to December 2003 time period rely upon the results of previous programs completed in 2002 and in the first half of 2003 and this report synthesizes all of this data into a single interpretation while reporting recent (last half of 2003) developments. Previous programs were completed under the field supervision of Robin E. Chisholm P.Geol of Taiga Consultants and Chisholm authored sections 4,6,7,8 and acted as primary editor to produce the final report. Thomas Carpenter P.Geo of Taiga Consultants completed Ph, soil sampling and prospecting activities reported in sections 9.1 and 9.5 within the Bisha concession, as well as the Okreb concession internal to the Bisha license and in the AK concession located to the northeast of the Bisha property. Both the Okreb and AK concession exploration programs are in their initial

Bisha 2003 Report	Page 8

phases and will for purposes of reporting to the Eritrean government, be described in subsequent reports that are currently in press. Both Chisholm and Carpenter will be refered to as Taiga while the contributions of Nevsun personnel will be attributed to F.William Nielsen.

2.

Disclaimer

Taiga Consultants Ltd. (Taiga) and F.William Nielsen (Nielsen) have supervised and conducted the exploration program on which this report is based and have done so in accordance with normal industry exploration practises and in accordance with the provisions and requirements of Proclamation #68 /1995 of the State of Eritrea: A Proclamation to Promote the Development of Mineral Resources. Property information in this report is sourced from either the Mines Control Directorate, Dept. of Mines in Asmara or from original official documents held by Nevsun Resources (Eritrea) Ltd. For the purposes of this technical report, Taiga and Nielsen have assumed that Nevsun Resources (Eritrea) Ltd has appropriate right of title to all the Licenses that it has acquired through application with the State of Eritrea. Neither Taiga nor Nielsen are responsible however for the accuracy of any property data and does not make any claim or state any opinion as to the validity of title of the licenses described herein.

For the preparation of this report, Taiga and Nielsen have relied upon maps, documents and electronic files generated by the exploration crew, contributing consultants and service providors working under our supervision. To the extent possible under the mandate of a National Instru-ment 43-101 review, Taiga and Nielsen have made efforts to verify the material facts relating to the prospectiveness of the properties reviewed in this report.

3.

Property Description and Location

The centre of the Bisha Exploration License is located 43 km southwest of the regional town of Akordat and 50 km north of Barentu, the regional or Zone Administration Centre of Gash-Barka. UTM coordinates of the expanded Bisha Exploration License are:

Table 3-1 : Bisha property Corner Points

Turning Point	Easting	Northing
A	331,000	1,718,000
B	354,000	1,718,000
C	354,000	1,704,000
D	331,000	1,704,000

The current license area covers 175 square kms and encompasses the Bisha and Okreb Exploration Licenses. The entire contiguous land position now covers an area of 322 km (14.0 km north south x 23.0 km east west).

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area of inset map
inset map
Northern Zone
Saddle Zone
Main Gossan Zone
Tree Zone
Hillside & Flats Zone
1 km
Bisha Property Boundary - March 2003
Nevsun Resources Ltd.
Mineralized Zones
Bisha Property
Eritrea
Drawing:
Kilometres

Figure 3-1 : Bisha Property Boundary

Bisha 2003 Report	Page 10

4.

Accessibility, Climate, Local Resources, Infrastructure, Physiography

Access is via paved road from the Eritrean capital city of Asmara to Akordat, a distance of 181 km. The capital is serviced by Lufthansa airlines out of Frankfurt as well as Eritrean Airlines servicing Amsterdam, Rome and Frankfurt.

From Akordat access is via an all weather compact dirt road to Adi Ibrahim (28 km) where the road degrades to a rough all-weather dirt road to the village of Mogoraib which is the administration centre for the Dige Sub-zone.

The Nevsun permanent camp site is located 4.7 km south of the village of Mogoraib beside the Mogoraib River, approximately 1.5 km north of the Exploration License boundary. The main work site at Bisha is located 4 km to the south along a dusty track across a flat alluvial plain.

The Bisha License is located 6 km south of the seasonal Barka River and is cross cut by the Mogoraib River a tributary of the Barka. A major tributary, the Frekete River (previously misnamed the Shebetera River), flows NNW into the Mogoraib River. Physiographically, this is an area that is essentially mixed desert and sahel at 560 m ASL within the Western Lowlands, located at the western foot of the Central Highlands. The sharp Bisha, Wade and Neve peaks reach elevations of up to 1226 meters ASL above the alluvial plain at the southern property boundary. Abundant, normally dry, seasonal, streams crisscross the area and flow northward from the property area into the Barka River and thence north and northeast into Sudan and then to the Red Sea.

The climate in the area is described as semi-arid and tropical with elevated temperatures year round peaking in the hot season in April and May at an average of +42oC, although temperatures may rise to +50oC for short periods. A single rainy season is exper-ienced between June and September, periodically flooding the Mogoraib and Barka Rivers in spectacular flash floods. Occasional rain may also fall in the period April-May. Total rainfall is sparse with between 300 and 500 mm falling in the year. The rainy season causes periodic, short-lived, difficulty in travel off of the main highway, although exploration work is possible year round. During the project period, light rain fell a number of times but none of the storms dropped enough precipitation to cause the Mogoraib River to either flood or fill its surrounding flood-plane.

The village of Mogoraib is essentially an administration center and small refugee re-settlement site and has subsidiary military and commercial interests. Camp Mogoraib is a military training site located just outside the village boundaries. With the presence of a major mining development project at Bisha this camp has been re-activated as a security post from its previous care/maintenance basis. The village contains a well equipped, eight person health centre capable of taking care of small medical problems by nursing staff in preparation for referral of patients to larger, better equipped hospitals in Akordat and Keren. Few very basic goods are commercially available in Mogoraib, and the main center for support of exploration and development is from the capital city, Asmara.

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The Bisha Exploration license is located on a flat to rolling desert-like plain, south of the Barka River, in the southwest part of Eritrea, with an elevation varying between 550m and 1200m above sea level. The license is dissected by a major drainage course, the Mogoraib River that drains north into the Barka River which is located outside the property. The water table in the license area is very shallow, being 1 to 2m in the wet season and about 25 to 40m in depth in the dry season.

The area is covered by sparse vegetation that includes seasonal grassland and small groves of acacia trees lining the creek and river banks. Stands of palm trees line the banks of the larger rivers.

The regolith is made up primarily of a thickness of 1.0 to 5.0 m of alluvial and eluvial material. Alluvial material is composed of interbedded clays and rounded boulder accumulations cemented at a shallow depth by caliche. There are scattered, prominent steep sided rocky ridges that outcrop in the license area. Soil profiles are reported (National Map of Eritrea) to be predominantly fluvisols, luvisols and cambisols.

The Mogoraib River that drains to the Barka River dominates the drainage of the region. The Barka River drains to the west and then to the north. All drainage courses are dry except during the rainy season when they can flow intermittently.

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CURRENT STATUS OF LICENCES
As of March 01/2004
Sub-Sahara Resources (Exploration)
Sanu Resources (Exploration)
Sanu Resources (Prospecting)
Nevsun Resources (Exploration)
Eritrean Minerals Corp. (Exploration)
Dragon Mining Ltd. (Exploration)
Rift Resources (Exploration)
Area Under Application
RED SEA
Dahlak Archipelago
N
0
50

Figure 4-1 : Nevsun Land Position in Eritrea

Bisha 2003 Report	Page 13

5.

History

Prior to the 1990's there is no record of any previous mining or exploration activity in the Bisha area save for a single Italian colonial mine site at Okreb, seven kilometres south of the village of Adi Ibrahim.

In late 1996, Amanuel Woldu, an Eritrean geologist working for Ophir Ventures, a private Canadian company, conducted some prospecting in the Bisha area. It was at this time that he carried out a traverse across gossanous outcrops, sampled them and conducted some initial mapping. This work was reported back to Ophir geologists who upon examining the outcrop area agreed that this was an area worth pursuing. Essentially, this is the initial discovery of what is now the Bisha deposit.

In late 1997 Ophir presented the property data to Nevsun Resources who carried out a brief property examination in early 1998.The property, along with several others, were recommended for acquisition. Ultimately, a Prospecting License was awarded to Nevsun in early 1998 by the Eritrean Department of Mines.

A work program that complied with the Eritrean Mining Proclamation No. 68/1995 was adopted in early 1998. Nevsun completed reconnaissance scale geological mapping (1:50,000) with traverse lines 500m apart. A multi-element stream sediment sampling survey at an ideal density of 1 sample per 1.0 km2 was also undertaken. A 1.0 kg BLEG sample was analyzed for gold while -28 mesh separate material was subjected to a multi-element MS-ICP analysis.

The stream sediment survey indicated that there were no gold targets of significance in the area when compared with other results from other licenses. However, the multi-element analysis did define anomalous base metal values in the northeast corner of the permit area that were coincident with the known gossan outcrops.

To ensure that laboratory results were reliable and repeatable a quality control program of duplicating every 25th sample was implemented. All stream sediment, rock chip and soil samples were processed and assayed for gold plus an ICP multi-element package by the ITS laboratory in Asmara.

In 1999, Nevsun established a line grid over the gossan area with a base line 5.9km in length on a bearing of 010o magnetic. Cross-lines were usually 200 meters apart and were of variable length.

The grid was geophysically surveyed with a MaxMin II horizontal loop EM and magnetometer. The EM survey used frequencies of 444 and 1777Hz and a cable length of 150m. The work was contracted to a South African based consulting group, Integrated Geophysical Surveys. Unfortunately, the HLEM operators did not maintain a constant cable length in areas of topographic relief and did not maintain correct transmitter orientation in the same areas. This resulted in exaggerated anomalies in certain areas. Correct cable length and transmitter orientation were performed on line 16750.

Bisha 2003 Report	Page 14

The magnetometer survey was carried out with a continuous reading instrument that recorded readings every 2 seconds. Eritrean technicians who were trained by the South African consultants carried out the survey. A base station magnetometer was used in conjunction with the field magnetometer and readings were corrected for daily diurnal drift.

Geological mapping at a scale of 1:5000 was carried out over the grid. Essentially, the resulting map indicates the outcrop areas and styles of alteration encountered.

Three lines of soil sampling were completed. These included lines 12950, 16150 and 16750. The objective of this orientation work was to determine if soil sampling would be effective in the outcrop areas. Extensive alluvial/eluvial cover was encountered off the outcrop areas. Samples were analyzed by MS-ICP methods and multi-elements were determined. The gossan zone was highly anomalous in lead with significant values of copper, zinc and silver. Gold was not determined.

During a property examination by Phelps Dodge Corp. in late 1999 it was determined from 10 grab samples of the gossan material that anomalous gold values ranging up to 30.4 g/t Au were present.

In June 1999 the Prospecting License was converted to an Exploration License covering an area of 49 km2.

In October 2002, Nevsun initiated a limited diamond drilling program at Bisha in order to test the geophysically and geochemically anomalous gossan outcrop area. A summary of significant assay intervals encountered is as follows:

Table 5-1 : Significant mineralized intersections from Phase 1 recon diamond drilling

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
B-2	29.00	66.00	37.00	0.02	0.65	0.93	0.00	0.00
B-3	4.35	14.50	10.15	1.96	1.72	0.07	0.06	0.04
B-3	19.0	28.96	9.96	10.24	44.80	0.07	1.95	0.04
B-3	134.95	172.00	37.05	0.99	24.94	0.97	0.04	1.92
B-4	48.77	56.39	7.62	5.44	88.53	0.10	0.92	0.03
B-4	56.39	101.20	44.81	0.87	27.13	3.92	0.11	0.34
B-5	37.50	45.72	8.22	8.53	693.35	0.06	9.65	0.01
B-5	45.72	57.00	11.28	16.52	475.32	3.62	8.28	0.02

It became obvious that a volcanogenic massive sulphide deposit had been intersected which was overlain by a supergene copper zone and a gold-enriched gossan cap.

During the period of January to June 2003 a total of 47 holes were drilled (6,722.6 meters). This work defined the strike length of the Bisha Main deposit over a strike length of 850 meters. A full report entitled "Exploration and Drilling Program on the Bisha Property" August 2003 was prepared to document this work.

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0
200
400
600
Scale 1:10000
339000
339200
339400
339600
339800
1716400
1716200
1716000
1715800
1715600
1715400
1715200

Nevsun Resources Ltd

Bisha Drill Plan

RGGEO:	SCALE 1:10000	REPORT:
DRAWN:	DATE :25/07/2003	PLAN:

INTERDEX

Figure 5.1 : Drill hole location map, spring campaign 2003

Bisha 2003 Report	Page 16

A number of representative rock types were selected for specific gravity determinations. These were determined by Nevsun personnel with approximately 10% of the samples being shipped to ALS Chemex for check determinations. It should be noted that ALS Chemex used a wax method while Nevsun's samples were not wax coated. The ALS Chemex results were generally some-what higher.

A quality assurance - quality control program was conducted throughout all drill programs which verified that the assay/analytical laboratory was providing reliable and repeatable results.

In 2003 geochemical work at Bisha was reported in M. Mercier's (consulting geochemist from Analytical Solutions Ltd) report entitled "Geochemical Surveys a Final Report". The reader is referred to this report for a more detailed explanation of the geochemical work carried out in the first half of 2003.

In summary the geochemical exploration work included stream sediment sampling over a larger area as well as orientation soil, termite mound, auger and pit sampling.

The stream sediment sampling was completed at a density of approximately 1 sample per square kilometre. Zinc results outline several anomalous areas. Somewhat alarming the anomalous gold values returned from the survey are only 4 ppb, even in the area of the gold bearing gossan outcrop.

Auger sampling did not return any stronger sample results as compared to previous soil samples collected on surface. This is likely due to limited capabilities of penetrating rubbly material. One line of mechanical pitting over a distance of 6.5 km at 500m spacings did produce interesting results with anomalous copper and zinc occurring in the vicinity of several airborne EM conductor axii. The line of pits was located to the east of the main gossan outcrop.

A combined airborne EM and magnetometer fixed wing survey was conducted over the entire Bisha permit area covering an area of approximately 325 km2 in March 2003. The survey was contracted to Fugro Airborne Surveys based in Ottawa, Canada. The aircraft was based at the military base at Sawa and ferried a relatively short distance to the Bisha area on a daily basis.

A nominal line spacing of 100 metres was maintained in an east west direction at an EM sensor altitude of approximately 73m above the ground. A total of 4052 line km of data was collected over the area defined in the figure below

A report entitled "Logistics and Processing Report Airborne Magnetic and GEOTEM Survey, Bisha Area, Gash Barka District, Eritrea Job no.03427" was provided by Fugro Airborne Surveys. The report and accompanying maps provide all the technical aspects of the survey work.

Pulse EM (PEM) and magnetometer surveys were contracted out to Crone Geophysics of Mississauga, Ontario Canada.

Bisha 2003 Report	Page 17

37°25'
37°30'
37°35'
330000
340000
350000
1720000
1710000
15°30'
15°25'

Bisha Geotem Survey

Total Planned KM = 4052

2500 0 2500

metres

WGS 84 / UTM zone 37N

Figure 5-2 : Airborne EM coverage

In the first half of 2003 a total of 43 lines over 13 loops consisting of 73.5km of survey were completed. Due to time constraints no PEM survey work was carried out on lines 3100N to 4700N from 39800E to 40500E.

A ground magnetometer survey was completed by Crone over the Bisha area as outlined in the diagram above. All lines within the area were surveyed. A total of 43 lines covering 84.5km were completed.

In order to discriminate EM conductors relating to massive sulphides from less prospective graphitic horizons it was decided to attempt ground gravimetric work. An initial 40 km of survey was completed over several areas in March and April 2003 with the Bisha Main Zone receiving the bulk of the attention

Bisha 2003 Report	Page 18

Gravity Survey Bisha, Eritrea

Grid Location Plan

1720000
1718000
1716000
1714000
1712000
1710000
1708000
334000
336000
338000
340000
42000
Адалоат

Surveyed March - April 2003
Surveyed October - December 2003
GPS Base Site

UTM 37N
WGS 84

MWH Geo-Surveys, Inc.

Figure 5-3 : Gravity and precision GPS survey coverage

The gravity survey was contracted out to MWH Geo-Surveys Inc. of Reno Nevada, U.S.A. who supplied a Lacoste Romberg gravimeter as well as differential RTK GPS equipment with a claimed accuracy to sub-centimeter scale.

Subsequent removal of the regional gravity gradient by calculation resulted in the generation of residual gravity profiles that refines the original raw gravity data significantly.

Bisha 2003 Report	Page 19

From October to December 2003 an additional 107.6 km of gravity work was completed to the north, west and south of the Bisha Main Zone area. The following figure outlines the area now covered by gravity survey work. To date a total of 150 line km consisting of 6005 readings have been taken on the Bisha property.

With respect to trenching a total of 36 trenches were established using a Komatsu utility tractor equipped with a backhoe over the Bisha Main and NW Zone areas. This work was completed from March to June 2003. Seven of the trenches were established in the NW Zone area. All trenches were geologically mapped and rock sampled. Samples were assayed for gold and multi-element analysis. No significant gold values were obtained from the NW Zone trenches. Significant gold values as well as copper values were encountered in the trenches established over the Bisha Main area the site of the original base metal discovery.

Geological mapping was carried out in detail over the Bisha Main area and subsequently presented at a scale of 1:1000. A significant amount of thin and polished section work was also carried out and subsequently reported.

More regional scale mapping was carried out until April and this has been presented at various scales including 1:10,000 and 1:25,000.

Bisha 2003 Report	Page 20

6.

Geology

6.1

Regional and Local Geology

The geology of the Horn of Africa in general and of Eritrea in particular is not well understood as geologic research in the country was suspended in modern times by the Eritrean liberation war. In recent years, however, country scale mapping has been carried out by use of LANDSAT imagery and by limited field mapping. Previously the only coloured geologic map published was at a scale of 1:4,000,000. The Department of Mines of Eritrea recently completed a new geologic map of the country at a scale of 1:1,000,000 that is derived from a combination of compilation and remote sensing interpretation and some recent field mapping and this is shown as figure 6-1 overpage.

More recently the Dept of Mines has carried out a semi-detailed (1:125,000 scale) geologic mapping program in the southwest area of the country immediately south of the Bisha concession. Unfortunately at the time of writing this work had not been published, however, it is reported that this work should be public in 2004.

Eritrea is considered to be underlain by the Nubian portion of the Arabian-Nubian Shield, the postulated northern extension of the Mozambique Belt (Seife Berhe, 1990). The Red Sea, a Jurassic extensional feature, separates the eastern Arabian Shield underlying Saudi Arabia from the Nubian Shield which underlies the area from the Gulf of Suez in Egypt to the Gulf of Zula in Eritrea (Figure 6-2). The latter area has been termed the Red Sea Hills. The Red Sea follows the trace of the Marda Fault, traces of which transect Somalia.

The Mozambique Belt forms a continuous orogenic belt from Saudi Arabia in the north to Madagascar in the south. The Mozambique Belt is mostly composed of Neo-Proterozoic intra-oceanic island arc terranes welded together along ophiolite decorated arc-arc sutures around 800-700 Ma (Abdelsalam & Stern 2001). Exposure of the PreCambrian around the Red Sea is related to early stages of doming and horsting before opening of the Red Sea in middle Jurrasic times. The west side of the Red Sea is called the Danakil Horst. The belt is composed of accreted Archean and Proterozoic rocks which were reactivated during the Pan-African Orogeny in the Late Proterozoic-Early Paleozoic Era.

The age of formation of the volcano-sedimentary rocks in the Arabian-Nubian Shield is not well known in detail. Generally it is considered to be Lower Neoproterozoic but is at least 901 Ma based upon the age of felsic intrusions within southwestern Saudi Arabia. In Eritrea the age of formation is considered to be approximately 850 Ma in the Tsaliet Group volcano-sedimentary rocks and >650 Ma for the overlying Tambien Group sedimentary rocks (Teklay 2001). The 815- 855 Ma date range appears to be consistent from northern Ethiopia to southern Sudan. No Archean rocks are known to exist in Western Eritrea.

Bisha 2003 Report	Page 21

Figure 6-1 : General Geology Map of Eritrea, 2003 compilation

Bisha 2003 Report	Page 22

Figure 6-2 : Sketch of the Arabian-Nubian Shield

Figure 6-3 : Simplified geology map of Western Eritrea showing known age dates and initial epsilon Nd values for
Precambrian magmatic rocks after Teklay (2003).

Bisha 2003 Report	Page 23

Berhe (1993) has divided Eritrea into a number of northeast striking litho-structural domains separated by major crustal sutures visible on Landsat satellite imagery. The terranes have been designated from west to east as the Barka Terrane, Hagar Terrane and Nacfa Terrane, Arag Terrane, and Danakil Terrane and the crustal sutures have been identified as planes of crustal accretion. The domains of interest in regard to the present report (see figure 6-3) include the Hagar and Nacfa terranes of Berhe as well as the Adobha-Abiy Terrane of DeSouza & Drury (1998). To the west the Barka Terrane is considered to be the limit of the prospective terrain and is comprised of younger metasediments showing evidence of complex polyphase deformation, which is bounded to the east by the Barka suture, which follows the course of the Barka River valley. The Hagar Terrane is considered to generally lie east of the Barka Suture and is composed of ultramafic formations, olistrostrome sediments within a volcano-sedimentary layered sequence and is identified by Berhe as a possible ophiolite sequence. The Hagar Terrane has in turn been thrust up in contact with the Nacfa terrane to the east which is comprised of low metamorphic grade calc-alkaline metavolcanics and derived metasediments intruded by syn-kinematic plutons. The Nacfa Terrane volcanics are considered by Drury and Berhe (1993) as representative of a back-arc island arc to the Hagar Terrane. The Nevsun licenses are located within and on the western limit of the Nacfa Terrane.

The Adobha-Abiy Terrane (A-A) is readily discernable on remote sensing imagery and is characterized by a lozenge shaped package of sericite schists exhibiting coarse fragmental or clastic textures and lesser carbonate rocks. The A-A occupies the area between the Hagar and Nacfa Terranes and it not known if this unit forms a discreet terrane. It is probable, that the A-A Terrane falls within the Nacfa Terrane and so forms a sub-terrane to that larger unit. The A-A terrane is generally mapped as terminating to the south at the Barka River. The A-A terrain is composed of sericitic schists displaying coarse clastic textures and minor carbonate units all of which have been intruded by swarms of mafic (possibly ultramafic) dykes. The clastic have been interpreted variously as olistrostrome sediments or as felsic volcanic caldera accumulations. Recent experience suggests that the A-A Terrane continues south into what has previously been considered Nacfa Terrane in the vicinity of Nevsun's Bisha License.

Teklay 2002 and others show the Nacfa Terrane as a western extension of the relatively well mapped Asir Composite Terrane of Saudi Arabia. The Asir Terrane is significant as it hosts numerous gold-base metal deposits in several north-south trending belts including the Wadi-Bidah and Wadi Schwas Mining Districts. Several of the Asir deposits are now coming to production and may be used as analogues to the known Eritrean deposits.

It is clear from an examination of the Drury & Charlton (1990?) Landsat mosaic, that the Barka River fault as mapped is actually composed of multiple intersecting structures. This includes a very straight, very long (200km+) 310◦ structure which cuts a chain of earlier north striking faults which extend up from the Augaro area of southern Eritrea, north to the Sudan border. The Barka suture is now interpreted by Nevsun geologists as composed of two unrelated structures that intersect just north of the Bisha concession. The 310o eastern leg offsets the 360o western leg in a left lateral sense. The fact that the N-S leg of the Barka River Fault reappears across the Red Sea in Saudi Arabia as the Bidah Shear Zone suggests that it is a very important structural feature with a major effect on the region in which the Nevsun properties lie. Given the close spatial association of the shears to discrete plutons of sub-volcanic origin and associated metal

Bisha 2003 Report	Page 24

mineralization it seems likely that the shears are of syn-volcanic age i.e., Lower Neo-Proterozoic and can be implicated in the mineralizing event at Bisha. The 310o southeastern leg of the Barka River Fault is likely equivalent to the dextral Najd fault system of Saudi Arabia, which is dated as 630-600 Ma i.e. Upper Neo-Proterozoic and unlikely to have a direct relationship to the VMS base metal mineralization in the region.

The Bisha concession area is shown on the government geology map, Figure 6-1, as being located within the western margin of the Nacfa Terrane and is located directly on the 360o striking chain of structures mentioned earlier. Locally the Bisha area is underlain by a mixed mafic-intermediate composition volcanic assemblage while the Okreb area immediately to the east is characterized by mixed greywacke and marble sequences as well as mafic to intermediate volcanics and related intrusives. The region has been intruded by diorites and gabbros including the very large Bisha Gabbroic Complex that forms large hills within and south of the current Bisha concession and that separates the Bisha sequence fron the Okreb sediments. It is probably more than co-incidental that the BGC sits right at the intersection of the two legs of the Barka structure. While government geologists in Eritrea have identified the intrusive as "late stage" it seems more likely that the intrusion is syn-volcanic and so early stage and possibly related to the ultramafic intrusions seen further to the north. This is of interest because the ultramafic units have a strong gold mineralization association in this part of Eritrea. In addition, this interpretation shows that the the main Barka structure is likely related to NeoProterozoic volcanism and mineralizing events in the region and not just a late, post depositional accre-tionary structure.

The Department of Mines of Eritrea is in the process of completing 1:125,000 scale geologic mapping of the Gash River area just to the south and east of the Bisha concession. Much of the field work is complete and the maps are currently being finalized for publication in 2004. The individual 1:125,000 sheets have been combined into a 1:250,000 scale coloured map (W.G. Berhane, personal comm.). It is clear that the lithologic units seen in the Bisha concession strike southwest into the Gash map area and are equivalent stratigraphic units. The two sequences of interest include the Bilidere-Lubanyay Group metavolcanics and the overlying Gogne metasediments. The former is composed of intermediate composition tuffs and flows and related tuffaceous turbiditic sediments while the latter consists of marbles, graphitic sediments and mica schists.

The project areas are also located in relatively close proximity to the Keren granites, which are believed by Berhe (personal communication, Chisholm) to have a major influence on the mineralizing episodes in this area. Large zones in proximity to the intrusions near Keren are reported by him to have been bleached and altered to kaolinite and chlorite. A similar relationship is predicted to be the case at both, Bisha, Okreb and AK concessions. The age of the Keren Granites appears to be approximately 630 Ma however it is likely that the geologic picture is more complicated than this with many phases of granitoid intrusion of different ages present in the region.

The presence of jasperoid ridges within the marbles at Adi Ibrahim (former Okreb concession) indicates that there has been extensive hydrothermal alteration and replacement within the sedimentary sequence here and this alteration may be related to the intrusion of the Keren

Bisha 2003 Report	Page 25

granites or the Bisha Gabbroic Complex. It is also quite possible that the hydrothermal event relates to later structural developments connected with the persistant high regional heat flow that has continued into the Paleozoic and to the present day. The high heat flow is consistant with the location of the western Lowlands adjacent to the Red Sea Rift and to the current spreading along the East African Rift system.

There is evidence in Eritrea of the former presence of a lower Jurrasic, continental quartzite, red bed sequence of Karoo age, which unconformably covered the area. Currently this sequence only exists as cover rock in the Danakil Alps, on the Eritrean Plateau and immediately south of Eritrea within Ethiopia as the Adigrat Sandstone near Mekele at a much higher topographic elevation than the concession areas and so this sequence has likely been removed by erosion from the Bisha area.

In the Jurassic Period, the Red Sea was formed by rifting and this was followed up much later in the late Oligocene to Lower Miocene Epoch (roughly 25-30 Ma ago),when the Afar Region, to which Eritrea belongs, became a centre for continental rifting which produced the Danakil depression that follows the NE striking East African rift valley. Contemporaneously with rifting, a series of NW striking major tensional structures were created which crosscut the previous Pre-Pan-African and Pan-African terrains. During this period of Miocene rifting the tensional regime allowed the extrusion of flood basalts in the area around Asmara, the upper Barka River area as well as the coastal Danakil depression. The tensional environment has continued to the present day. The Red Sea is known to be a regional site of currently active sub-aqeous, base metal exhalite deposition, as just to the east of Eritrea such deposits have been encountered in the Atlantis II Deep sea floor drilling on the Red Sea spreading ridge.

In more recent times, a number of tropical weathering or laterization events from the beginning of the Cretaceous to the end of the Neogene have resulted in the present deeply weathered terrain (Tardy et al., 1988; in Freyssinet, 1997) present over much of Eritrea. At Debarwa south of Asmara, a preserved paleo-laterite is covered by flood basalts dated at 30 Ma (Drury et.al. 1994) ie. the Oligocene Epoch. The relatively mountainous terrain present in most areas of Eritrea has however served to allow rapid erosion of the paleo-laterite profiles from all but a small number of elevated areas within the Central Highlands east of the property. This history has resulted in many areas being underlain by fresh or nearly fresh rock. At the same time, however, recent experience indicates that much of the region is underlain by deeply weathered, but not lateritized, terrain which includes all of the Nevsun property areas. The lack of laterite is likely due to the prevalent rainfall levels that are below the minimum required for the development of the standard laterite profile. One of the positive economic implications of the presence of a weathered cap is that the chances of finding an oxidized base-metal or gold ore-body suitable for low cost heap-leaching are much enhanced by this type of weathering. Drill results from Nevsun's Bisha Au-base-metal deposit indicate the presence of both a leached cap and a supergene accumulation zone, the first such occurrence known in the western lowlands. The weathering profile is not however similar to the laterite terrains of West Africa and Australia as the typical laterite-saprolite leaching sequences are absent. In any case the depth of oxidation is variable but is known to extend to up to 75 m in this area but seems to average around 35 metres across most of the western lowlands of Eritrea.

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Superficial cover consists predominantly of a thin veneer of recent alluvial outwash sediments, and talus which surround islands of rocky ridges. Alluvium has been created during flood periods where seasonal water courses deposit silt and clay on their banks, and these deposits contain mixed gravels and sand beds with clay surface material. Subsequently alluvial deposits have been re-cemented by caliche deposits which are present at a shallow depth.

6.2

Structure

The most prominent regional structure in the area is considered to be the first-order Barka River Fault (BRF), which separates the older Barka Terrane to the west from the Hagar and Nacfa Terranes (Figure 6-4) to the east. Northward the BRF cuts across the Nacfa Terrain into the Red Sea where it terminates and then reappears to the east within Saudi Arabia. The structure as mapped follows the Barka river valley at an azimuth of 310o and then swings to 360o just north of the Bisha property. The named structure is likely a composite of two intersecting structures of different ages and the main Barka structure, sensu stricto, likely has a consistent N-S strike. The Barka River structure is considered by Drury and Berhe (1993) to be a near vertical collisional and accretional surface which experienced left lateral strike slip movement. The extent of strike slip movement is not known but is considered by them to be extensive, i.e., on the order of hundreds of kilometres. More recent unpublished interpretations of remote sensing images indicate that the BRF is not an accretionary structure as it cross-cuts a carbonate unit within the Nacfa Terrane. The Nevsun licenses are located on either side ie. north and south of the 310o, younger arm of the Barka structure.

The Nevsun, Bisha and Okreb concession areas are underlain by sediments and volcanic rocks having a strong regional strike of 035o azimuth. The known formational strike in the Bisha deposit area is closer to 010o although there are a number of local variations to this trend. Superimposed onto this, are two main directions of structural breaks of 005oand 315o which control drainage, with the latter being more pronounced. The 315o direction is especially prominent and important as it cuts the Bisha Main occurrence along the Frekete River (formerly Shebetera River) where it appears on the Landsat image to have a right lateral offset of at least several hundred metres, while local mapping seems to indicate that it has a left lateral sense of offset. Of interest is the fact that the Debarwa base metal deposit south of Asmara is also located adjacent to the major Anseba crustal break that follows the Mereb River on a 315o orientation. The age of these structures is not conclusively known but is likely similar to the 630-530 Ma age of the Najd system in Saudi Arabia and thus post depositional to the volcanic/sediment/VMS sequence. The system of later major structures in the greater region also include the Anseba Valley Fault (AVF) and the Dzara River Valley Fault (DRV) and the Kubkub Fault (valley between Nacfa and Afabet) which have 315o orientations and are reported to have a sinistral sense of movement (Drury and Berhe, 1993). The AVF and DRV are members of a series of NW structures which probably were re-activated in the tensional environment which resulted in the continental scale rifting which formed the Red Sea and the Afar rift valleys. It is also possible that all of these NW striking structures may have been inherited from previous structural events and thus are in fact older than the Late NeoProterozoic ages assigned to them and may even be of Early NeoProterozic age.

Bisha 2003 Report	Page 27

The Nevsun Bisha License is located south and west of the AVF and DRV. To the north the DRV is the location of the important Dzara gold occurrences recently optioned by Sub-Sahara Resources NL from Dragon Mining NL.

As reported earlier (Abdelsalam et al 2001) the Barka River Fault originated long before Jurassic rifting as the structure re-appears in Saudi Arabia as the Bidah Fault on the other side of the Red Sea. On the LANDSAT image shown in Drury and Carlton, a series of fine fault structures appears to extend northward to the Bisha property from the Augaro gold fields to the south. This is reflected in the old Eritrea geology map which shows a chain of similar structures which eventually join up with the NW striking Barka River structure. This chain of structures is likely the actual trace of the Barka River Fault.

Considering that the Mozambique belt is composed of Archean and Proterozoic volcanic rocks reactivated in the Pan-African Orogeny and subsequently during the more recent Red Sea rifting; it is most likely that at the very least the region maintains the original prospectiveness of the older greenstone belts. Proterozoic greenstone belts in the rest of Africa are among the worlds most prospective terrains for gold and base metal mineralization and host many world class gold deposits. The jasperoid ridges at Adi Ibrahim indicate that it is even possible that the degree of prospectiveness may have been enhanced by later mineralization episodes occurring in the Pan-African and Red Sea epochs. It can be concluded that in general the region within which Eritrea lies is very prospective for volcano-sedimentary related metal deposits and that the relative lack of base metal and gold mineralization known in the region is more a function of the lack of recent exploration than a real lack of regional prospectivity.

6.3

Structural Interpretation of Western Eritrea

A preliminary structural interpretation of western Eritrea was undertaken by Robin Chisholm in mid 2003 with the aid of the publicly available LANDSAT image shown in "The State of Eritrea" (Drury & Charlton (1990?). Features seen in this image were further interpreted using the recent Dept. of Mines un-published 1:250,000 scale "Gash Area" geology map. The results have been reduced to text size in Figure 6-4.

In regards to the Bisha project area, Figure 6-4 reveals some interesting general conclusions. The first is that the regional geologic strike is very dominantly 035o in the western lowlands area within the Nacfa terrain so the 010o orientation seen at Bisha is anomalous. Secondly, while the Bisha deposit, on a kilometre scale, is located within a regional syncline filled with sub-aqueous intermediate to mafic composition volcanics and derived sediments, on a larger scale this syncline sits on a much larger scale anticline cored by intermediate volcanic rocks (Bilidere-Lubanyay Group). The anticline appears to plunge shallowly to the southwest and closes near the Sudan border. The outline of the anticline can be traced by following a series of marble units that show as purple-brown coloured ridges. The marble units have been mapped (W.G.Berhane 2003 in preparation) as the Fanco and Gogne Groups. The meta-sediments are shown in the legend as being younger than the intermediate Bilidere-Lubanyay volcanic rocks. Berhane reports (REC personal communication) that the Fanco Group rocks contain fragments of volcanic units found to the east. This indicates that Fanco Group rocks are younger than the volcanic sequence and

Bisha 2003 Report	Page 28

supports the interpretation of an anticline versus a syncline at this location. While the Dept of Mine's geologists have not confirmed the presence of a connection between Fanco and Gogne rocks, the presence of an anticlinal closure south of Gash River can be clearly interpreted from the image.

LEGEND
Marble sequence
Granitic intrusion
Gabbroic intrusion
UM Ultramafic intrusion
Interpreted dome structure
Anticline, syncline axis
Foliation, bedding
Fold structure
Major fault/shear structure
Deposit or occurrence
0 25 50 100 Km
RED SEA
ADOBHA-ABIY TERRANE
BARKA TERRANE
HAGAR TERRANE
NAKFA TERRANE
Barka Fault
Anseba Fault
Dzara Fault
Tokolay Fault
SUDAN
ETHIOPIA
BISHA DEPOSIT
ASMERA
KEREN
AGORDAT
BARENTU
DEKEMHARE
MENDEFERA
Debarwa
Gash R.
Setit R.
Barka R.
Dome
17°N
16°N
15°N
14°N
77°E
78°E
79°E
WESTERN ERITREA
LANDSAT INTERPRETATION
File No. 03009
Figure 6-5

Figure 6-4 : Structural Interpretation Western Eritrea

A number of large scale fracture structures have been identified in Eritrea. The most important of these structures in regards to the Bisha area appear to be the N-S trending Barka River Fault (system) and the NW trending Tokolay River Fault especially where they intersect just north of Bisha. Using the presence of Fanco and Gogne marble units as marker beds, it can be seen that

Bisha 2003 Report	Page 29

they can be followed northward until they are cut off by the Barka River valley. North of the Barka River the Fanco Group reappears and then blossoms out into a wide lozenge shape package with the appearance of a syncline. The synclinal feature continues on up into SE Sudan and has been termed the Adobha Abiy Terrane (AAT) previously mapped as variously part of the Haggar and Nacfa Terranes. There appears to be minimal sinistral displacement of the Fanco marbles by the Barka Fault however south of the Bisha Gabbro one of the splays shows 7 km of sinistral displacement. The Tokolay Fault System appears to be a tensional feature with the appearance of being an incipient graben and may be related to the Afar Rift system. The Shebetera River Fault mapped as cutting the Bisha deposit is likely a member of the Tokolay system and as such is a relatively recent structure unlikely to be related to the base metal mineralization which is syngenetic with the enclosing volcanic rocks.

If seems likely that the Adobha Abiy rocks are equivalent to the Tambien Group rocks which overly the Tsaliet Group rocks of the Nacfa Terrane in Ethiopia. It also seems likely that there is a similar relationship between the AAT and the Nacfa Terrane rocks. This fact makes the case for a separate Adobha Abiy Terrane as very weak, a conclusion that fits well with the observations made from this remote sensing study.

We do not know if the presence of the Adobha Abiy sedimentary rocks bears any relation to gold / base-metal mineralization, however, empirically it can be seen that there is a spatial relation between the presence of gold mineralization at the Dzara gold camp and the margin of the AAT rocks.

6.4

Deposit Analogs

In light of the fact that

 there is so little known about the base metal prospects within the Interior Lowlands of Eritrea, within which, the Bisha deposit lies, it is instructive to review similar appearing prospects from other regions of Eritrea, including both the immediate region, and from further a field. Since the Bisha rocks are part of the Nubian-Arabian Shield this greater area would also include east-central Eritrea, northwestern Ethiopia, Southeast Sudan and western Saudi Arabia. Sudan and Saudi Arabia have been discussed in the previous work report dated August 2003 and this discussion will not be repeated in the current report. The Eritrea section has been updated to incorporate newly available data acquired in December of 2003. Eritrean d and the eposits that have a bearing on the current discussion are examined sequentially below.

Asmara Area:

A series of base metal occurrences and deposits have been discovered within the Neoproterozoic (854 Ma) Tsaliet Group rocks in the general vicinity of Asmara, the capital of Eritrea. The mineral occurrences occupy a series of three 020o stratiform trends labeled from west to east: Emba Derho, Debarwa, and Kodado. These trends were not defined until recent times by past project operator Phelps-Dodge. The mineralized trends are defined by a series of deposits, mineral occurrences, gossans and ferruginous horizons that appear to originate from the north in the vicinity of a series of equant tonalite and granite stocks and extend for 130 kilometres to the southwest. This general trend appears to continue even further south into northern Ethiopia to the

Bisha 2003 Report	Page 30

 Tsehafi Emba occurrence 160 km southwest of Asmara. The trends are parallel and separated laterally by a distance of seven and five kilometres respectively from west to east.

Exploration for base metals was carried out on recommendation from Atkins and Partners an American consultancy to Haile Selassie, the emperor and this work commenced in 1963. At this time the exploration was completed by the Ethiopian Geological Survey and later by the Ethio-Nippon Mining Company (Nissan Motors Co.) after 1971.

Originally the Debarwa mine site was considered to be a barite occurrence (Jelenc 1966) and modern base metal exploration did not start in the Asmara area until 1966 when a drill hole designed to test the barite potential at Debarwa encountered high grade copper. A number of additional base metal and gold occurrences were discovered by prospecting in the Asmara area in the late sixties and early seventies by Ethio-Nippon. Test mining was completed on the Debarwa deposit shortly thereafter but the mine was abandoned in 1974 due to security problems. Much of the original Ethio-Nippon data has been lost although Hamrla wrote a series of academic papers in the 1970's, and which are in the public record. Banerjee et al wrote a summary description of the deposits in 1981. Later work was carried out by Western Mining and then by Phelps Dodge corporation and is currently being investigated by Sub-Sahara Resources NL and Sunridge Gold Corp.

The Asmara deposits are stratiform and are associated with a wide variety of different rock types including: siliceous felsic rocks in a bimodal felsic/mafic sequence (Debarwa Deposit), chert / magnetite + chlorite sericite schists (Adi Nefas Deposit), magnetite (Tsaresh Occurrence) chloritic volcanics and quartz stockwerks (Adi Rassi occurrence), chlorite sericite schists, calc-silicates (Emba Derho Occurrence) and layered coarse grained gabbro (Tsehafi Emba Occurrence). Barite is a constituent of some of the mineral occurrences in the Asmara camp being found in the Debarwa deposit, Lamza Saharti, Katina and at Emba Derho. Barite has not been found in the Kodado trend. At Debarwa the barite occurs as a series of bedded lenses associated with gossans and in the structural foot wall zone below the main deposit as well as disseminations in the felsic rocks. This may indicate that the deposit sequence is overturned however younging directions have not been conclusively established.

The occurrences are found within a series of bimodal, sub-alkaline fragmental metavolcanics and are generally from the low potash tholeiitic suite but plot near the calc-alkaline boundary. Thurlow (1999) concluded that the sequence is likely from an arc or near arc environment and so is similar to the Hokuroko district which hosts the famous Kuroko type deposits in Japan.

Altered rocks at Debarwa exhibit strong barium enrichment and soda depletion. Quartz-sericite-chlorite schist presumed to be a hydrothermal alteration product and forms a halo around the Debarwa deposit.

Typically the deposits are marked by a hematite/goethite gossan on surface ranging from the modest metre scale, "footwall gossan" southeast of the head frame to a 60 metre wide zone over the main deposit at Debarwa. Gossans typically outcrop over long distances from 1500m at Debarwa to 1000m at Emba Derho. The Debarwa deposit gossan is quite thin and is underlain by a kaolinitic altered unit of uncertain provenance which is in turn underlain by a 30 metre thick

Bisha 2003 Report	Page 31

 chalcocite-digenite blanket before grading into primary chalcopyrite-pyrite mineralization. Gold is found in the gossan and in the top layer of the massive sulphide. The mineralization dips at roughly 55o to the west, and the main zone plunges steeply to the south parallel to minor fold axes. The main zone consists of a +200 metre wide lozenge within the Debarwa trend. There is some indication that the zone continues to the south for at least 600 metres but it is much thinner here.

The deposits are generally associated with felsic fragmental rocks and in fact the gossans at Debarwa exhibit distinct fragmental textures and are often intimately intermixed with felsic fragments. Individual fragments of layered sulphide can be seen floating in the breccia as rip up and dismembered clasts. The former observation indicates that the massive sulphide was deposited in an environment of active felsic volcanic extrusion. To some extent the sulphide has been diluted by felsic ejectamenta. Pillow basalts are in intimate association with the mineralization indicating a sub-marine depositional environment and a period of quiescence. This is a common characteristic of Kuroko deposits where mineralised lithologies of this type mark periods of relative eruptive quiescence. Debarwa itself appears to have been deposited in a proximal position to its point of origin as most of the clasts are quite angular.

Within the Debarwa trend are a number of bedded barite and tetsusekei (ferruginous chert and other sediment) beds which are characteristic of Kuroko type deposits in general. Tetsusekei and barite of this type are usually associated with the terminal phases of a hyrothermal-exhalitive system and are used as exploration markers with tetsusekei overlying barite. If consistent this observation may be used to establish structural younging in a stratigraphic sequence.

Mineralization at Debarwa consists of pyrite, chalcopyrite +/- galena in the primary ore while the supergene zone consists of chalcocite (Cu2S), covellite (CuS), digenite (Cu9S5), bornite (Cu5FeS4) and tennantite (Cu12As4S13). The chalcocite was identified as djurleite a low temperature sub-species. Recent exploration results indicate the presence of a zinc rich zone at surface, 200 m to the northeast of the main Debarwa deposit. Within Debarwa the general trend of metal enrichment is not well understood.

Some of the occurrences in the Emba Derho trend exhibit Mn enrichment including Woki village and Tsaresh.

The individual deposits and occurrences are listed below by trend and from north to south:

Emba Derho trend deposits

Emba Derho

Woki Duba (BM + Au + Mn)

Jerkeka gossan

Debarwa Trend deposits

Adi Nefas

Lamza Saharti gossan occurrence (Au to 22 g/t)

Shiketi Occurrence

Debarwa North

Debarwa South

Bisha 2003 Report	Page 32

Katina Occurrence

Kodado Trend deposits

Kodado gossan

Adi Rassi

Published resources for the various deposits are shown below as gleaned from the SubSahara Resources 2003 Annual Report and photocopies in the possession of the author. The numbers are not completely reliable as grades of all the elements found within the deposits have not been published. No effort has been made to see if these resources comply with CIM Standards in line with National Instrument 43-101 and are for illustrative purposes only and the reader is advised to not rely on the quoted figures.

Table 6-1 : Resource Estimations for Asmara base metal / gold deposits

Deposit	Resource Type (Mt) PD = Phelps Dodge calculation	Cu %	Pb %	Zn%	Au g/t	Ag g/t
Emba Derho	2.5 resource (PD)	0.39	-	2.36	0.1	4.5
Adi Nefas Zinc	1.43 resource	0.95	0.8 est.	9.3	3.28	129
Adi Nefas Doop	2.92	-	-	-	3.1	-
Debarwa	1.65 mineable reserve (PD)	5.1	Present	-	1.4	-
Debarwa South	1.29 inferred resource	5.1(?)	-	-	1.4(?)	-
Adi Rassi	4.5 resource*	1.0	-	-	0.7	-
	* 20 Mt of additional lower grade, unspecified grade Cu				1.8

Adi Nefas Doop is shear related deposit within quartz-chlorite-sericite schist associated with quartz porphyry and cut by quartz stockwork that is stratigraphically along strike of the Adi Nefas zinc deposit. Adi Nefas also has a cadmium content of 0.1%. It is not known if the other deposits and occurrences have a similar geochemical signature as well.

Phelps-Dodge carried out recovery tests on the primary and conventional ores at Debarwa. They found that conventional grind and flotation techniques were successful in the recovery of 86.6% copper from primary sulphide. Flotation tests on the supergene zone material did not demonstrate amenability to this type of processing. Bottle roll leach tests gave "encouraging results" with over 50% of the copper being extracted in one day and 90% extraction in 12 days. The results of the tests on supergene mineralization indicate that some type of leach process will be the most effective extractive technique for the supergene ore on this deposit. This is apparently different from the results returned from Nevsun's initial testing at Bisha. The author does not have a plausible explanation for this difference.

The Debarwa deposit is contained within a Main Zone and a lower grade Footwall Zone. Primary ore for the former grades 5.36%Cu, 1.54 g/t Au and 1.60% Cu and 1.56 g/t Au for the latter. As the original 70's drill core has been dumped it is not possible to verify that the "primary" ore has not been upgraded by supergene processes and so the stated primary grades are somewhat suspect. Roughly 49% of the copper and 26% of the gold are contained in the primary sulphide reserves with the balance within the leached and supergene zones, which make up 43% of the

Bisha 2003 Report	Page 33

 tonnage. This indicates the important contribution made by the supergene and leached zones to the overall metal content of the deposit.

The Asmara deposits have been described as similar to the Kuroko and porphyry types (deWit in Chewaka & DeWit 1981) and this was confirmed in 1999 by Thurlow and more recently (Sub-Sahara web site) as a "bi-modal mafic type ...VMS" deposit. This appears to be a reasonable conclusion.

The known base metal discoveries are located in close proximity to a large number of gold occurrences in the Hamasein gold camp including a number of historical gold producers such as Medrizien, Hara Hot, Sciumagalle and Adi Nefas-Doop.

Recent work in 2003 included a vertical drill hole as part of an ongoing program of confirmation drilling at Debarwa intersected 13.5 % Cu over 21 metres in a chalcocite/digenite zone.

The Asmara area has clearly been under explored and it is anticipated that with the renewed interest in Eritrea, that this district will be the site of additional new base-metal and gold discoveries.

Other Areas in Eritrea

A number of other areas in Eritrea have potential for gold-base metal deposits. These include the Beddaho, Raba and Semait areas of northern Eritrea and the Shambiko area on the Ethiopian border northeast of Augaro.

Summary of Conclusions Relating to Analogue Research

In conclusion it can be seen that there is considerable variation in the distribution of gold, silver and copper between individual weathered base metal deposits in the East African and Middle East region even though the climate experienced within these areas has been nearly identical. The greatest differences appear to relate to the original characteristics of each particular type of mineralization and to the different kinds of host rocks that enclose them which are susceptible to different rates of weathering.

Surface gossans in most deposits appear to have residual sub-economic gold grades of approximately one gram per tonne or less, and only geochemical grades for copper and zinc. Generally the higher gold grades reside either in different rock types such as the unique silica-barite rocks at Ariab in Sudan or in different supergene levels such as at Al Hajar in Saudi Arabia in what would be equivalent to the SOAP rocks at Bisha. Bisha is then somewhat different in that high gold grades have been encountered in gossan at surface and at shallow depths.

In all deposits studied a supergene sulphide (chalcocite-covellite) of variable thickness is present near the base of the supergene zone containing high grade copper mineralization.

The distribution of individual metals in each deposit is controlled by complex physiochemical characteristics that vary within each deposit and from one deposit to another. An extra layer of complexity may be introduced by a history of variable water table heights through time at each site that may leave multiple, vertically stranded metal zones as a record of this variability.

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6.5

Carlin Type Deposit Potential

The recent realization that there is evidence of widespread formation of silicified units identified as jasperoid within the old Okreb concession area east of the Bisha deposit has indicated that there is potential for Carlin type gold deposits in the region and may indicate that the Bisha VMS deposit has itself been modified after deposition.

The Carlin model envisions a region characterized by a Proterozoic or older basement exhibiting evidence of high heat flow over long periods of time, in the vicinity of major, long lived crustal breaks inherited from the Late Proterozoic. Typically, the Proterozoic rocks are metal rich volcanic/sedimentary sequences developed over a subducting continental margin. Post subduction the Carlin area can be considered a long lived tensional environment with resultant graben formation. The basement is overlain by younger, impure carbonate sequences that act as chemically reactable units that are susceptible to alteration by ascending hydrothermal solutions to create a permeable host. Bituminous/carbonaceous material contained within the carbonate sequence acts as a reductant for metals carried by the acidic hydrothermal solutions. Gold is carried in solution as bisulphide complexes and fixed within iron sulphide mineral species by sulphidisation aided by cooling and dilution. Hydrothermal solutions are pumped by heat released from mafic to felsic composition intrusives intruded into the carbonate sequences. The hydrothermal solutions ascend along faults that cross-cut the carbonate sequences and cause widespread intense silicification forming large cross-cutting and stratiform jasperoid masses at high levels. Deposits tend to locate along the intersection of at least two fracture directions, but primarily along graben margins. The pregnant solutions penetrate the carbonate units along pre-existing fractures and along susceptible bedding planes and promotes widespread hydrothermal dolomitization, decarbonitization and argillic alteration. Dolomitisation of limestone creates pervasive porosity, permeability and can lead to solution collapse breccias, all of which can act as the host for pyritic gold deposits. The reductant can be bituminous material present within the silty limestones or as gaseous hydrocarbons that penetrate into the pore spaces. It seems to be a key point that the reductant is characterized as finely comminuted and widely distributed. Carlin deposits are different from most other gold deposits due to the extreme fine grain of the gold particles as solid solution or inclusions within the marcasite/pyrite and arsenopyrite host minerals. Inclusion sizes are typically measured in terms of angstroms rather than the typical scale of millimeters.

At Carlin the most popular theory suggests that an important consideration in the localization of gold deposits is the juxtaposition of impermeable basinal carbonate facies overthrust on to permeable shelf facies carbonates. The basinal facies is presumed to act as a cap to ascending hydrothermal fluids. It is likely that for basic sedimentalogical reasons that this is not a key stratigraphic requirement as in the normal foundering of a carbonate bank, a cap rock will be laid down in any event.

Carlin deposits were originally exploited as low grade surface deposits amenable to low cost open pit mining until it was realized that the deposits tend to develop downwards into bonanza grade deposits of large size. This grade distribution is likely related to the changing physio-chemical/pressure/temperature conditions experienced at solution fronts along the edge of the ascending fluid stream.

Bisha 2003 Report	Page 35

Carlin deposits vary enormously in their final morphology and final resting place due to the fact that the pregnant hydrothermal solutions are controlled by a complex interplay of fracture conduits, available deposition sites due to lithology variations and to the variety of available reductant available in each environment. Many of the fractures are also weak points along which mafic and felsic dykes intrude and these impermeable units can play roles in regard to channeling and ponding of the pregnant solutions as well as a role in thermal driving of circulation of the solutions themselves. Previously deposited jasperoids can play roles as impermeable caps under which later hydrothermal solutions pond and deposit their metal charge. It is said that "in Nevada not all jasperoids have a gold deposit association however all gold deposits have a jasperoid association". Jasperoids can typically contain geochemical Au and Carlin suite metal concentrations while being typically uneconomic. There is a strong association between anticlinal areas and localization of gold deposits. Some Carlin deposits such as Quartz Quarry (24 million oz Au) in the Maggie Creek district are located above underlying narrow structurally controlled hydrothermal Cu, Zn, Pb, Mo, Ag, W, Ba +/-Au metal mineralization at deeper levels.

The gold particles in Carlin deposits exist as sub-microscopic inclusions that do not have extensive, visible, associated quartz or carbonate veining associated with them. This characteristic leads to great difficulties in field identification of new deposits. One of the major considerations is that in the Carlin area of Nevada, the gold deposits rarely contribute significant placer type deposits to the adjacent drainage areas. Generally placer gold deposits can be traced back to typical vein type deposits not considered part of the Carlin suite. It may be that the gold is so fine that it resists typical nugget growth in local stream beds and is perhaps washed away from its source into the regional drainage system. This is a major geochemical consideration as typical BLEG and stream sediment sampling results may not reflect the true magnitude of the gold target being eroded and sampled.

The Carlin type deposit is distinct for its metal suite associations including Au, Ag, As, Hg, Sb, Tl and +/-Te, +/-W, +/-Se and +/-Ba. Gold-silver ratios are high >3 to 20 and base metal contents anomalous but similar to Au content. Gold is usually present as minute inclusions in arsenian-pyrite. Many variations exist within the Carlin Type deposits and they are among the largest and richest gold deposits in the world.

Exploration for new Carlin type deposits relies on remote sensing identification of local and regional fault systems, stream sediment sampling geochemistry, soil geochemistry and predictive geologic mapping. Geophysical surveys can be used to identify chargeable or conductive bodies however geophysics cannot be assumed to be a mainline target identifier. Stream geochemical surveys returning 10 to 20 ppb and soil surveys returning 20 to 100 pbb are considered to be significant enough to merit detailed follow up. Ultimately successful exploration programs rely on extensive RC and core drilling to test geologic/geochemical targets. One of the major considerations is that the common lack of visual identifiers in Carlin mineralization demands that all of the drilled samples are submitted for gold analysis. Gateway Gold Corp has displayed core from Jerritt Canyon in the Independence District that has returned analyses of greater than 3 oz/ton gold having no readily visible mineralization of any type.

Bisha 2003 Report	Page 36

It is clear that the Bisha area, especially near the village of Adi Ibrahim, exhibits many of the geologic characteristics seen within the Carlin gold districts of Nevada, USA and merits detailed evaluation and exploration for this style of deposit.

6.6

ERSI Landsat Interpretation

Vincent Campbell of Earth Resource Surveys Inc. (ERSI) of Horsefly, Canada was contracted to acquire, manipulate and interpret new Landsat 7 Enhanced Thematic Mapper (ETM) imagery and this work was presented to Nevsun in September of 2003. Two scenes dating from February 2003 were acquired to cover an area encompassing all of Nevsun's properties in Eritrea. The area is a vertical rectangle with dimensions of 370 X 170 km. The imagery was rectified into WGS 84 ellipsoid and georeferenced using orthorectified Russian topographic maps into WGS 84. The assumed accuracy of the images are considered by ERSI to be +/-3, 30 m pixels ie. from 60 to 90m. In the field the images were found to be off 350m in the North axis and 15m in the East axis as compared to GPS points accurately collected in the field. The accuracy of the GPS points are considered to be on the order of +/-5m.

The data were examined using Crosta band ratios to select for iron oxide minerals. Three enhancements were used to identify hydroxyl minerals such as clays and alunite to identify areas of hydrothermal alteration. Of the many manipulations examined, it was found that an enhancement made up of a combination of hydroxyl index, edge enhanced band 4 and iron oxide index projected as RGB produced the most successful result. This combination was output at a scale of 1:100,000.

ERSI also compiled the principal faults and lineaments observed within the study area on to 1:100,000 overlays and output the result into Rose diagrams. Five sets of lineaments were observed:A 80-100o, B 20-60o, C 0-20o, D 350-0o and E 330-340o. The most prevalent fracture orientation was concluded to be set A comprised of E-W dilational fractures. Set B is considered to be parallel to sedimentary strike and major shear zones, Set C is considered to be NNE faults that cut Set B, Set D is considered to be northerly trending faults, Set E faults are truncated by Set D. Major lineaments in the Bisha license area are shown in figure 6-5.

The hydrothermal alteration index map for Bisha is shown in figure 6-6. The areas considered to have the most potential to indicate clays and iron oxides are in the string of isolated hills in the western part of the license including the hills around the Bisha Main deposit. Areas of interest were also identified in the extreme NW property corner and in the SE corner of the property.

Bisha 2003 Report	Page 37

Figure 6-5 : Structural and Hydrothermal Feature map, Landsat 7 Bands 5,4,2

Bisha 2003 Report	Page 38

Figure 6-6 : Prospective Alteration Sites, Landsat 7 hydrothermal alteration index map

Bisha 2003 Report	Page 39

A second major prospective area was identified at the north end of the NE striking band of sediments that make up the Okreb area. The area located immediately south of the village of Adi Ibrahim stands out as strongly altered with a signature different to the Bisha VMS deposit area. This area is coincidence with what was considered to be the Okreb quartzites that have now been identified as jasperoids. The actual area of maximum alteration selected is coincident with the south railway embankment a few hundred metres south of the currently active lime kiln.

A separate regional reconnaissance overview was prepared by ERSI to carry out additional remote sensing studies to identify areas meriting license application.

6.7

Geological Mapping

6.7.1

Declination

The local magnetic declination was calculated from TCP-K-5B 1:500,000 scale map as 2◦45' east. From lines of picket markers positioned by differential GPS it was established that the declination was closer to 4◦ and so this value has been used on all orientation measurements.

6.7.2

Grid establishment first half of 2003

During February and March, a grid was established over the Bisha work area using differential GPS. This grid was used for geological mapping (detailed and regional), Crone Pulse-Em, gavity survey, and drilling.

The GPS system used was a Trimble Pro-mark 2 GPS system consisting of a base and rover with a radio link which is capable of sub-meter accuracy.

An initial control point was established by measuring an autonomous point with the GPS. The base was then setup on the control point and transmitted corrections to the rover. The control point is: UTM 339338.60 E, 1716172 N, 576.66m ASL located on the peak of the Bisha Main North gossan hill.

Lines are oriented in the east-west direction and are based on UTM WGS84, Zone 37 North (See Bisha Grid Location Map). Grid line spacing is 100 meters and station spacing on the line is 25 meters. Forty five lines were surveyed in for 100500 meters of grid. In addition, 4800 meters of 25 meters line spacing and 25 meter station spacing was established in the immediate area over the main Bisha showing for detailed mapping.

The stations were marked by a cairn of rocks painted blue and stations every 100 meters were additionally marked with angle iron. The remnant magnetism in the angle iron was later found to be a problem in regard to the subsequent ground magnetic survey. This should be borne in mind for future grid extensions.

Bisha 2003 Report	Page 40

6.7.3

Grid Geology

The following is a summary of the results of the geological mapping completed on the Bisha exploration grid area excerpted from the August 2003 work report. Conclusions sourced from other survey work and which have a bearing on the interpretation of the grid mapping will also be incorporated into the summary.

On a broad scale the grid area is underlain by 40% turbiditic metasedimentary rocks underlying the West and NW quadrants and 60% mafic to intermediate volcanic rocks underlying the central and ESE quadrants. The western contact between sediments and volcanics is generally hidden beneath alluvial plain however it appears to be a gradual facies change indicating that the two units are part of the same lithologic group.

The mafic volcanic sequence consists primarily of fine-grained pyroclastic rocks of mafic to intermediate composition and pillowed flows, however in the south east portion of the grid these rocks give way to interfingering porphyritic andesite.

The sediment sequence consists of primarily of greywacke, siltstone, shale, and feldspathic arenites with less common conglomerate, magnetic ironstone and quartzite.

Structurally the picture is of a broad, N-S oriented synclinorium with mafic volcanic rocks that infold into older, fine-grained sedimentary rocks. The synclinorium terminates to the north at 1718000N and appears to plunge to the south continuing on outside of the grid area. The strike of the volcanic rocks and sediments is generally within a few degrees of north in the north half of the grid but south of 1715000N the strike swings to approximately 030o matching the regional strike seen in other parts of the western lowlands of Eritrea. The orientation of the main synclinorium axis appears to parallel the lithologic strike. From detailed work it is known that the volcanics are oriented right-way up.

At least four phases of deformation have been identified within the grid area however the detailed structural picture is not very clear as this portion of the work was terminated prior to completion. The synclinorium mapped on the grid was predicted to be a minor fold on an even larger anticlinorium and this prediction was substantiated by a later Landsat interpretation. The tight folds seen within the deposit are likely of the same generation of both the synclinorium and anticlinorium. A east-west cross folding event is also likely as there are northward structural plunges mapped in the north of the grid.

Both the sediments and the volcanics are cut by two major corridors of lapilli tuffs, felsic intrusion, and related silica-sericite-epidote alteration. The NW and Southern felsic corridors are oriented respectively 055o and 030oand range in width from 200 to 300 metres with lateral extent of at least several kilometres before exiting the grid. Parts of the NW Corridor are characterized by strong silicic alteration that has been variously described as "mill-rock" and "zebra-rock". The corridors are in close proximity to the NW and Southern Gravity anomalies and likely bear some genetic relation to these gossans.

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A large number of narrow sericitic shears and zones of hematite-pyrite +- silica, bleaching with orientations parallel to bedding were mapped within the volcanic sequence. This unequal distribution of these features between volcanics and sediments may however be a function of the paucity of outcrop within areas underlain by the latter.

Swarms of narrow, syn-tectonic felsic dykes oriented parallel to bedding were mapped cutting all major units. The dykes include felsite, diorite and intermediate compositions. Later post-tectonic dykes include quartz-feldspar porphyry, grano-diorite and quartz diorite.

The Bisha base metal deposit and its southern gravity anomaly extension occur stratigraphically within the mafic volcanic sequence in pillow flows and ash tuffs. The gossans related to the NW Gossan target area however, occur within the main sediment sequence on a felsic corridor.

Boulders of massive sulphide conglomerate mineralized with disseminated malachite were also located in the Shebetera River three kilometres northwest of the Bisha deposit. Boulders of massive sulphide were noted in the far southeast of the grid area away from the known areas of gossan.

Additional, more detailed geologic mapping and prospecting will likely be required to provide geologic context as newer target areas are identified and more mineralization is encountered in areas outside the current deposit.

6.7.4

Geologic Mapping & Geological Discussion

Approximately two and a half weeks were spent in carrying out detailed geologic mapping in the immediate area of the Bisha gossan showing and to the south at the Flat gossan in early 2003. The results were output on maps at a scale of 1:500 and reported on in Childe, (2003). The mapping covered a 700 X 1400 metre area underlain by a series of large gossan outcrops that make up the original Bisha Main base-metal/gold occurrence as well as two small gossans located south of the Shebetera River. The results of this work are still valid at writing as shown in the figure below, however re-interpretations of the geology in and around the Bisha deposit are ongoing and some revision is expected.

The gossan outcrops occur as small domal hills mantled by a blanket of black to brown pebbles and cobbles composed of nearly 100% hematite and limonite. Within that mantle are lines of large boulders of similar gossan material which are likely in-place sub-crop. In some cases the gossan occurs as outcrop. The limit of the pebble mantle is shown on the map as it is likely that the clasts are very close to being in-place and the mantle likely represents the extent of the original gossan unit prior to erosion. Surrounding the occurrence are steep, moderate sized hills of mafic to intermediate metavolcanic rock outcrop mantled by scree of similar composition. The oxide occurrence is located at the southern termination of a line of steep rocky hills having a north-south strike. In general, the hills are composed of intermediate to mafic volcanics and lesser sediments that have steep dips to the east.

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Saddle Occurrence
Ridgeline
Shebetera River
Base of Hill
Tree Occurrence
Flats Occurrence
Hillside Occurrence
Trench 1
Trench 3
Trench 5
Trench 6
Trench 8
Trench 9
Trench 12
Trench 13
Trench 14
Trench 15
Trench 16
B10
B2
B2a
B4
B6
B7
B8
B9
B11
B12
B13
B-17
B-18
B-19
B-20
B-21
B-22
B-23
B-24
B-25
B-26
B-27
B-28
B-29
B-30
B-31
B-32
B-33
B-34
B-35
B-36
B-37
1716300mN
1716100mN
1715900mN
1715700mN
1715500mN
1715300mN
1715100mN
LEGEND
Stratified Units
Caliche
Alluvium
Felsic to Intermediate Volcanics
fine-grained, foliated, sericitic tuff
Iron Oxide (oxidized massive sulphide)
Iron Oxide: massive to thin bedded
Iron Oxide: massive with lithic clasts
Iron Oxide: conglomerate
Iron Oxide with 50-80% quartz vein fragments, locally bedded
Oxidized Semi-Massive Sulphide
hematitic, siliceous, folaited oxidized semi-massive sulphide
Siliceous Tuff
grey-green thin bedded siliceous exhalite(?)
Quartz Crystal Tuff
60% 2-4mm quartz eyes & shards in a siliceous, hematitic matrix
Mafic Volcanics: lapilli to ash tuffs & flows
strongly oxizided tuffs +/-flows, silica-pyrite alteration
mafic lapilli to ash tuff
Intrusive Units
Felsic Dome
quartz-sericite+/-chlorite altered, strongly foliated felsic unit
Contacts
known
assumed
inferred
Symbols
bedding
foliation
cleavage/jointing
crenulation cleavage
fold axis
shear
quartz vein
syncline
anticline
Diamond Drill Hole
(B-1 to -6: Nov.-Dec. 2002, B-2a, B-7 to -13 Feb.-Mar., 2003, locations for B-14 to -16 unavailable)
Proposed Diamond Drill Hole
(B-17 to -37 planned for April-June 2003)
Trench
(trenches 1-3 by hand, Dec. 2002, trenches 4-15 mechanical, March, 2003)
Veins
Quartz
Oxidized Quartz-Sulphide
Float
Iron Oxide (oxidized massive sulphide)
Quartz
iMAP - Interactive Mapping Solution
Preliminary Geological M
Main Gossan Zone
Bisha Property
Eritrea
Date: 7/4/2003
Author: FCC
Office: iMAP
Drawing:
Scale: 1:1300
Projection: UTM Zone 37, Northern Hemisphere (WGS 84)
0
20
40
80
metres

Figure 6-7 : Bisha Gossan Zone Geology, spring 2003 campaign

Bisha 2003 Report	Page 43

The gossan weathers to nearly a jet black colour and typically cobbles and boulders are case hardened. Careful examination of boulders and outcrop reveals that the units have a very weak stratification or bedding which can be identified and measured. In detail the gossan exhibits both conglomeratic and breccia textures with units that look sedimentary in some outcrops and which look structurally brecciated in others. In those outcrops, located on the east bank of the Shebetera River, sedimentary features predominate, while breccia textures dominate west of the river. West of the river, the gossan is characterized by the inclusion of large angular blocks of white quartz, sandstone and smaller cobbles of rounded ironstone which is compositionally similar to the less conglomeratic versions of gossan. The clasts are cemented by finer poorly sorted sandstone matrix and iron oxide.

In trench BT-33 located just west of the access road on the east side of the river, the gossanous conglomerate is interbedded with a yellow to pink micro-conglomerate with sandy matrix containing no gossan pebbles or cobbles.

Generally, in most gossan outcrops there is evidence of the presence of white opaque quartz veins ranging up to 1/2 metre in thickness and several metres in length. Some of the white quartz is banded and may be re-crystallized chert.

The gossan outcrops are generally enveloped in rusty weathering limonitic siliceous outcrops that appear to be siliceous tuffs or sediments. The tuff are very porous with 5 to 15% limonite filled voids and well developed banding and lamination. This unit is notable for its very low specific gravity, which was estimated to be on the order of 1.3 to 1.8. This unit was later inter-preted as "SOAP", a replacement of mafic to intermediate tuffs transformed by acid solutions generated by the oxidization of the overlying massive sulphide units. The theory of "soap" formation and what this term covers has been examined in detail in the previous August 2003 report and so will be commented on in this current report.

The massive sulphide is underlain by a more or less, well developed footwall alteration zone that consists mainly of strong replacement of mafic tuff by a medium to pale green chlorite. The chlorite occurs predominantly as conformable replacement of mafic tuff laminae and beds with less common pervasive chloritization over core lengths of 25 cm or more. Immediately below the massive sulphide there is also a thin but variable (<3m thick) zone of silicification and K-feldspar replacement. This zone is more variable in strength and thickness than the chlorite alteration and in some cases is entirely absent. The footwall alteration extends downwards for tens of metres and so far indicates that the sequence is right way up.

South of the Shebetara River the structural situation is much less well understood. Here the gossan appears to exhibit flat or a more broadly open fold style with an axis that strikes NE. This type of folding produces outcrops that are larger and flatter than those located north of the river, allowing fewer opportunities to acquire structural data in this southern area. Clearly there is an abrupt change in structural style from north to south across the river. Further south, mapping of the prominent "Guardian Hill" located on the south bank of the Shebetera River indicates the presence of mafic to intermediate tuff which is strongly sheared, crenulated and injected by sub-conformable white quartz veins. The unit strikes NNE and dips steeply to the west. How this orientation relates to the folded gossan outcrops at the north foot of this ridge is not well

Bisha 2003 Report	Page 44

understood. It is known that the shearing and crenulation seen south of the river resumes north of the river on the south face of the overhanging mafic volcanics, just north of the gossans. In between the existence of extensive penetrative shearing has only been seen in Hole B-26 the most westerly drilled to date. In this hole the shearing only effects the mafic host rocks while the massive sulphide exhibits no sign of shearing. It is likely that recrystallization of the massive sulphide has eliminated any sign of penetrative shearing. Hole B-26 is different from the adjacent B-24 located 50 meters to the east in that the mafic tuffs exhibit strong shear fabric where the shear planes are characterized by development of fine lamina of black chlorite a feature non-existent in B-24.

A 75m x 75m area of small scattered outcrops mapped on line 1716000N as alteration, was located in the centre of the Shebetera River and along the west bank of the river. The rock is yellow to tan coloured with domal weathering of porous siliceous material where the pores are filled with kaolinite and lesser hematite/limonite. Select outcrops show faint but well developed lamination textures that have been cross-cut by later ferruginous filled cross-fractures. These rocks are likely zones of SOAP.

The SOAP unit was originally assumed to be some type of footwall alteration and was termed ALT that appeared as a window in the core of an exposed syncline or anticline but is now interpreted as SOAP replacement in the core of an anticline. On the northwestern limit of the exposed SOAP (at 1715932N, 339275E UTM) are two very small sub-crops of a rock type that is very well indurated, porous and blood red (hematite stained) on fresh surface which appears to be a sub-type of the SOAP rock category. The origin of the SOAP and underlying chlorite zone units was examined in detail in the August 2003 work report and this discussion will not be repeated here.

Landsat data shows the presence of a 310o structural break controlling the direction of the Shebetera River north of Guardian Hill and it has been confirmed in drilling that rocks in the river area are sheared, faulted off and intruded by numerous felsic dykes. It seems unlikely, however, that there is extensive lateral displacement along this fault system.

In summary, the mapping showed a similar picture to that provided by the 2002 preliminary geologic mapping. Essentially, the Bisha occurrence is made up of a series of at least two north-south striking syncline - anticline couples, where the fold noses of the anticlines have been decapitated by erosion. The folds are tight to nearly tight, nearly symmetrical with axial planes overturned slightly to the east. There is a suggestion that the folds plunge shallowly to the south, however, there is little direct evidence available to draw this conclusion. The fold-couples as mapped have frequencies on the order of around 80 to100 metres although from sub-surface data it is possible to infer the presence of additional smaller folds in close proximity to the two main fold-couples by the presence of footwall alteration. The main folds have minor folds of various scales superimposed upon them and this is seen clearly in the core. It is clear that there is a thickening of the massive sulphide intervals in the fold noses due to mass flow where material from the limbs has flowed into the crests or noses of the synclines. Metal zoning within the massive sulphide appears to indicate an upward transition from Cu-rich to Zn-rich to barren pyrite and this confirms the interpretation that the sequence sits right-way-up.

Bisha 2003 Report	Page 45

In general, there is a thickening of the massive sulphide and related conglomerates to the north at UTM 17164250N. The abundance and thickness of FERC massive sulphide conglomerates as well as the polymictic conglomerate also thickens to the north. This may mean that the original topographic depression on which the massive sulphide sediments accumulated may have been at the base of a sharp scarp face. An east-west gravimetric low striking E-W along line 1716300N is likely a fault, the age of which is unknown. It is possible that this interpreted fault may be related to an original scarp slope that created the deposition site.

It is clear that the fold axes are transected by the fault/shear zone underlying the Shebetera River. The presence of the Tree and Flat gossans, as well as the large massive sulphide intersections south of the river confirms that the Bisha massive sulphide mineralization continues to the south. Whether the sulphide zones encountered are structurally offset from the Bisha Main deposit or are merely additional fold couples further east of the main trend is not yet known. Additional drilling will be required to sort out the structural relationships in this area.

The drilling also appears to indicate that there is a lateral metal/mineral zonation from south to north as the percentage of sphalerite logged in the holes increases southwards from Bisha Main in the north to the Southern Gravity Anomaly. By analogy to other VMS base metal deposits in the rest of the world this indicates that the sequence is likely further or more distal from its source which could reside further to the north.

6.8

Regional Geological Mapping: Detailed Discussion

6.8.1

Introduction

In the spring of 2003, a geological mapping program was undertaken on the Bisha Exploration licence in Eritrea. The program involved three phases of work including grid mapping of the Bisha massive sulphide zones at the scale of 1:2,500 and regional mapping of outside areas of the Bisha Concession at the scale of 1:10,000. This work complemented the previously (February 2003) completed detailed geological mapping (1:1000 scale) of the Bisha Main occurrence area. The results of this mapping were previously reported in a previous exploration report dated August 2003 and only a summary of this work has been reported on here.

In December 2003 a review of the airborne geophysical data and geological data indicated that there could be a significant fault offset component to the deposit and that the actual Bisha Main deposit may in fact be two distinct deposits that are now structurally transposed almost opposite to each other. The pattern of traces of the airborne EM conductors appeared to support an interpretation of such a fault offset.

It is obvious that the major topographic expression immediately north of Bisha Main North and the ridge to the southeast (B') are similar in character and contain similar lithologies.

The Bisha Main South deposit and the NW Zone both contain significant later felsic intrusive rocks that are not nearly as prevalent at Bisha Main North. There is a clear indication of a

Bisha 2003 Report	Page 46

synclinal structure at Bisha North but not at Bisha South. This evidence supports an interpretation of two distinct deposits.

More subtle indications come from the AEM survey that defines the NW Zone and Bisha Main South as similar, very strong responses. The Bisha Main North response on the other hand is much weaker as are the AEM responses associated with the hills in the vicinity of (B'). The figure below shows the difference between the Bisha North and Bisha South AEM signatures. The flight lines are 100 metres apart.

Figure 6-8 : AEM signatures Bisha North vs. Bisha South

Essentially, the offset theory would mean that the NW Zone (A) and the south part of the Bisha Main Zone (A') are one in the same deposit but offset by a significant northwest trending fault of undetermined width. This fault would have a fault offset of 1.6 kilometres of left hand (sinistral)

Bisha 2003 Report	Page 47

movement. The north part of the Bisha Main deposit (B) would thus lineup with a line of hills located to the southeast (B') also a distance of 1.6 kilometres. The following figure shows the present fault offset relationship overlain on to a satellite image. The subsequent figure is the same image but spliced to create a crude reconstruction of what the pre-faulting situation might have been like. Further evidence for the 1.6 kilometre offset comes from a series of AEM anomalies that are interpreted to be caused by a distinct graphite horizon. This horizon is located a 3.5 kilometres to the southeast of the Bisha Main outcrop area. It is clear that the reconstruction supports the fault offset concept as a plausible explanation of the differences between the Bisha Main North and Bisha Main South deposits as well as the structural style differences noted earlier between the two areas. It is intended that additional geologic mapping and core relogging be carried out in the 2004 program to either support or refute this expalanation.

Bisha 2003 Report	Page 48

Figure 6-9 : Current locations of the Bisha deposits

Bisha 2003 Report	Page 49

Figure 6-10 : Bisha deposits reconstructed to pre-sinistral displacement on Frekete (Shebetera) Fault

Bisha 2003 Report	Page 50

7.

Exploration Model

Given the very large number of massive sulphide deposit types that exist in the world and the very large amount of research performed over the years in classifying these deposits it would be profitable to attempt to classify the Bisha deposit. Barrie and Hannington (1999) have attempted to classify deposit type based upon the pre-alteration, host rock composition which is related to the gross tectonic settings that produce these sequences. Given this classification, a listing of host rock characteristics and other relevant features is in order.

7.1

Bisha Deposit Characteristics

The following is a list of the currently known Bisha deposit characteristics which originally appeared in the August 2003 report. Mapping and supporting geologic studies are currently being carried which will allow for the construction of a clearer geologic picture of ther Bisha deposits and a determination of where the deposit may fit in relation to the classification of other VMS type base metal deposits around the world.

Located in proximity to and underlain by a large differentiated (?) mafic intrusion i.e. Bisha Gabbro Complex, age unknown, but likely Proterozoic. Gravimetric data suggests that the intrusion underlies the area of mineralization.

Mafic volcanic rocks in immediate area of deposit predominate over felsic rocks in a rough ratio of 3:1.

Mafic volcanics primarily composed of mafic crystal and lapilli tuffs where fragments are felsic up to 5 cm size.

Mafic tuffs predominate over pillowed mafic flows at roughly 10:1. Vesicular textures noted but not very common.

Thin section work appears to indicate that mapped mafic volcanics are in fact more likely intermediate in composition. On a regional scale the intermediate to mafic volcanics are related to porphyritic andesite volcanics.

Regionally, the mafic volcanic sequence is a keel infolded into predominantly fine grained sediments with some matrix supported conglomerate in sediments. Corridors of felsic hypabyssal intrusions within sediments exist 2 km to NW and less than one km to the SSE. Abundant alteration associated with felsic rocks in the form of siliceous parallel fracture swarms to produce "zebra" rock. Base metal rich gossans are associated with a NW felsic corridor.

Massive sulphide is fine-grained massive to bedded at lamina and 5 cm scales. Sphalerite forms fine lamina, wisps and interstitial disseminations, while chalcopyrite is either very fine-grained disseminated or forms rosettes.

Bisha 2003 Report	Page 51

The deposit has a very high total sulphide content in excess of 95%, typically with very little gangue. Gangue has been identified as cordierite.

It has a simple geochemistry lacking many of the usual metal by-products.

There is an upward base metal zoning from Cu rich, to Zn rich, to Fe rich. Au values are relatively low (approx 1 g/t) unless up-graded by later supergene processes.

Conglomeratic and breccia textures predominate where the deposit is not massive or laminated. Conglomerates are weakly to moderately well bedded and clast supported although portions are matrix supported.

Conglomerates contain sub-angular to sub-rounded clasts of massive sulphide in large quantities. Many clasts show signs of folding of bands and lamina prior to deposition as clasts. Interbedded with the deposit are conglomerates made up of matrix supported sandstone with white quartz pebbles. These textures indicate that the Bisha deposit is gravity transported, a feature to which the one of the authors (REC) is familiar with in the case of the Buchan's orebodies in Newfoundland and the Windy Craggy deposits in British Columbia. These deposits formed on steep slopes and were transported many hundreds of metres from their source by talus slumping, a process, which was operative particularly at the north end of the Bisha Main deposit.

Massive sulphide conglomerates are interbedded with conglomerates composed of close packed, clast supported, angular shard like siliceous clasts that appear to be some type of sinter unit. The sinter clasts likely originated from the collapse of fumerolic chimneys and piles. The implication is that while the deposit is not proximal, it is not very distal from its source.

Association with cherty rocks in Hole B-7 where chert consists of large angular blocks up one metre scale, that have been chaotically deformed and finely fractured prior to deposition i.e. Talus slumping prior to complete lithification is likely.

There is clear evidence of a footwall stringer and alteration zone of very modest thickness. In hole B-3 the zone is around two metres thick and stringers appear as flame like chalcopyrite features at right angles to bedding. In holes B-18 & 20 the siliceous or feldspathic footwall alteration extends for several metres away from the deposit and then grades into a zone of heavy chlorite alteration. Chlorite is pale green and exists as wide conformable bands (+10 cm thick) that appear to replace volcanic tuffs and flows. In hole B-2 there is a thick chlorite altered section of mafic flows cut by a pyrite/chalcopyrite stringer zone. This zone grades 0.93%Cu over 37.0 meters but contains no other base metal or precious metal values of economic interest. Bands and disseminations of pyrite are associated with chlorite alteration zone.

Evidence of a late system that deposited cross-cutting gypsum filled fractures in the sulphide body as well as the host rock.

Elevated level of rutile seen in thin sections of the rocks.

Bisha 2003 Report	Page 52

Virtually no carbonate is seen in rocks although the enclosing sedimentary sequence contains marbles 20 km to the NW and 12 km to the east.

Presumed age by analogy to sequences in Saudi Arabia: lower Neo-Proterozoic approx 900 Ma.

Literature suggests a "back arc island arc position" of the enclosing Nacfa Terrain to the adjacent Hagar Terrain ophiolites to the north.( N.B. this may be just arm waving as little mapping has been done here).

7.2

Deposit Classification

Barrie and Hannington (1999) have proposed a five part classification system based on host rock composition. Of the five types, two potentially describe the Bisha deposits A) Bimodal Siliciclastic and B) Mafic Siliciclastic. It is worth noting that the two possible types noted above host those deposits which have the largest tonnage of the five types. Within each classification are deposits or deposit areas which exemplify the classification type and these examples are examined in more detail.

7.2.1

Bimodal Siliciclastic

Bimodal Silicicalstic (B-S) deposits form in lithologic sequences composed of roughly equal proportions of volcanic and siliciclastic rocks. Typically felsic volcanic rocks are more abundant than mafic rocks and are calc-alkalic in composition while mafic rocks are of tholeiitic composition. Deposits are typically of Phanerozoic age and are typified by the deposits of the Iberian Pyrite Belt and the Bathurst camp of New Brunswick. B-S deposits represent the greatest volcanic massive sulphide (VMS) tonnage and the largest deposit size. On average they have the lowest Cu (1%) and the highest Pb (1.8%) metal content of the five deposit types (Barrie & Hannington, 1999) while also having relatively high Zn (4%), Ag (90 g/t) and low Au (1 g/t)contents.

It has been suggested by well known VMS expert, Tucker Barrie, to Bill Nielsen that, the Bisha deposits are similar to those of the Iberian Pyrite belt. The following summarizes the main points of interest for this prolific belt.

Franklin (1995) described deposits of the Iberian pyrite belt and noted that they are characterized by great lateral continuity of ore as well as lack of extensive alteration. Both characteristics appear to have relevance to the Bisha deposit. In opposition, however, the Iberian sequences are sediment dominated as opposed to volcanic dominated and it is uncertain if the proportion of felsic volcanics in the sequence of rocks around Bisha is high enough to qualify as "bimodal".

In general the Iberian belt is characterized by a large number of deposits (90+) contained in small lenses to giant ore-bodies with hundred of millions of tones. The deposits contain anomalous concentrations of S, Fe, Zn, Cu, Pb, Sn plus other metals. A short general, check list of characteristics of the numerous Iberian deposits in point form are offered below.

Bisha 2003 Report	Page 53

Lower Carboniferous in age

Submarine felsic & mafic volcanic rocks

Felsic rocks are predominantly pyroclastic

Mafic volcanics are spilitic pillow lavas

Main host is felsic tuff, tuffites, also black shale

Waning stages of late volcanism

Grouped around eruptive centers along fissure type volcanic lineaments

Types of sulphide mineralization

Stratiform polymetallic MS bodies

Disseminated polymetallic bodies as haloes to type one

Stockwork or stringer ore

Most are autochthonous i.e. proximal to footwall stockworks

Dimensions are 5 km X 1.5 km X 90m thick

Contacts sharp but can be gradational through semi-massive varieties

Average Cu -1.3%, Zn-2%, Pb-0.7%, Au-0.5 g/t, Ag-26g/t

Also present Sn, Co, Cd, Hg, Bi, Sr, In

Textures colloform, framboidal, brecciated

Clastic textures common, such as sedimentary breccia, slump structures. Graded bedding, cross bedding

Zonation is typical Cu to Zn-Pb

Often massive pyrite without gangue

Ore zone Alteration is chloritic stockwork pipe surrounded by sericite rich haloes

Chlorite-quartz-sulphides completely replacing pre-existing volcanic rocks

Carbonates common, barite common

Gravimetric anomalies over most if not all deposits

While the current, early, state of exploration knowledge in regard to the Bisha massive sulphide deposit makes it difficult to pigeon-hole deposit type it appears that the Bimodal-Siliciclastic classification could potentially describe the deposit and its litho-stratigraphic setting. It has not yet been resolved as to how much felsic volcanic component there is in the hosting Bilidere-Lubanyay Group sequence within which the Bisha deposit lies. Currently only small volumes of felsic volcanics have been identified in the deposit area and in this way the Bisha deposit departs from typical Bimodal-Siliciclastic types.

7.2.2

Mafic Siliciclastic

The Mafic-Siliciclastic (M-S) class of deposits is found within lithologic sequences made up of sub-equal proportions of extrusive/intrusive mafic rocks and turbiditic siliciclastic rocks, the latter with commonly a subordinate carbonate component. The sequences are predominantly of Middle Proterozoic age and younger and are commonly complexly deformed. Notable examples of this type include the Besshi deposits of southern Japan and the Windy Craggy deposits of British Columbia as well as the Atlantis II deeps of the Red Sea. The deposits are less numerous than most other types, however, their average tonnage of 11 million tonnes is second only to the bimodal-siliciclastic VMS type. On average this type of deposit has moderately high Cu (1.75%), high Pb (1.8%), as well as low Zn (2.5%), Ag (18 g/t) and Au (.8 g/t).

The author (REC) has noted in the Bisha deposit, many similarities to some of the Besshi style of deposit located in northern British Columbia with which he is familiar. The following summarizes the main points of interest for these very large deposits. Peter & Scott (1999) are the primary reference for this summary in their paper on the Windy Craggy deposits.

Bisha 2003 Report	Page 54

Besshi type deposits are characterized by conformable, stratiform, blanket like sheets of massive pyrrhotite and or pyrite with variable contents of chalcopyrite and low contents of sphalerite and galena. Cu is the primary metal of interest with subordinate contents of Co, Ag, and Au. The deposits occur in submarine mafic volcanic rocks and associated deep water facies sedimentary rocks such as greywacke, quartzite and pelitic rocks. Felsic volcanics are absent.

The Windy Craggy deposits are found within distal turbidite sediment unit, located above a volcanic and mafic sill dominated unit, within a larger mafic volcanic sequence. The sequence is composed of interbedded pillow basalts, graphitic to calcareous siltstone, argillite, chert and limestone clast debris flows. The rocks are 225 Ma in age i.e. the Upper Triassic Period. The deposits are isoclinally folded and have true thicknesses on the order of 120 to 150m and have strike lengths of up to 1.6 km in length. The deposits are generally fine-grained and massive where not recrystallised with sedimentary laminations composed of sulphide mineral species as the typical texture. Up to 10% of the sulphide lenses are composed of breccias made up of matrix supported angular sulphide fragments up to 30 cm in size. These breccias have been interpreted as re-cemented talus slope deposits eroded from collapsed sulphide chimneys and mounds. The deposits are underlain by pervasively chloritized and/or silicified host rocks. A "hydrothermal sediment" or exhalite composed of chert-carbonate-sulphide is present in the footwall and the areal dimensions of this lithologic unit are roughly several times that of the massive sulphide lenses. Portions of this unit are composed of sedimentary breccias incorporating clasts of exhalite origin.

Mineralogy of the Windy Craggy deposits is typically pyrite-pyrrhotite-chalcopyrite-sphalerite and there is an upward zonation from a pyrrhotite core to pyrrhotite-pyrite to pyrite to a pyrite-sphalerite cap. A feature of note is that there is considerable variation across the deposit and between individual lenses of metal values with copper and/or zinc rich lenses and zones nearly 30 wide grading roughly 15 g/t Au. The deposit(s) averages 1.38% Cu, 0.08%Co, and has a resource in excess of 300 million tones at this grade although individual lenses can be much higher. Individual lenses grade closer to 1.44%Cu, 0.22 g/t Au, 4.0 g/t Ag, 0.066% Co and 0.25% Zn.

The Windy Craggy deposits have been identified as occurring in a back-arc basin on continental crust. A rectilinear set of syn-depositional faults reflects compression of an earlier pull-apart basin located on a transcurrent fault system. The lack of significant tuff beds indicates that that the deposit did not form in proximity to a well-developed island arc even though back-arc environments are normally characterized by large volumes of deep water volcaniclastics.

It is clear that the Bisha Concession geologic setting, located in a back arc basin, in association with a major fault system, as well as its deposit size, grade and deposit mineralogy and deposit textures are very similar to the Bisha Deposits of Nevsun Resources in Eritrea. It is clear from the large volume of moderately coarse mafic volcaniclastics in the Bilidere-Lubanyay Group sequence, within which the Bisha deposit is situated, that the depositional basin is in close proximity to a well developed island arc and likely at a much shallower water depth than the Windy-Craggy deposits. Individual deposit differences aside, it is clear that the Bisha deposits would most likely conform to the Mafic-Siliciclastic deposit classification.

Bisha 2003 Report	Page 55

8.

Mineralization

To date, three principal styles of mineralization have been encountered at Bisha. These include a surface oxide/gossan overlaying a supergene copper horizon and finally a primary massive sulphide horizon. In the Bisha Main North deposit the mineralization is folded into a tight syncline- anticline sequence that exhibits significant compression in an east west direction. It is likely that there is a further broad fold sequence in a north south direction indicating lesser compression in a north south direction. South of the Frekete River, the Bisha Main South Deposit does not appear to be folded but rather dips steeply to the west (see figure 8-1 below).

The gossan zone is often referred to as "leached capping" and can vary in composition from highly siliceous and somewhat ferruginous to a massive goethite-hematite-jarosite (KFe3(SO4)2(OH)6) gossan. It is believed that the gold associated with this unit occurs as precipitated micron-sized native gold formed in voids within the rock during the descent of oxidizing solutions. The depth of oxidation appears to be in the order of 30 to 35 m in outcrop areas but may be variable in sand covered areas. For the most part, copper and zinc appear to be leached from the gossan material although secondary lead is often present in significant amounts. It is likely that silver values in excess of 1000 g/t are due to the deposition of native silver or argentite (Ag2S) although it may also be contained in the mineral argentojarosite.

The supergene zone can see the formation of base metal oxide, carbonate, sulphate, phosphate, silicate, halide and native minerals. At Bisha several of the above have been recognized and others are suspected. The zone is characterized by the dissolution of carbonate minerals thus creating secondary voids and increased porosity, the coating of primary sulphides with sooty secondary sulphides and the replacement of primary sulphides by primary sulphides. This has led to strong enrichments of copper and more locally lead. It is believed that the oxidation of sphalerite and carbonate zones has lead to significant porosities and subsequent enrichment of chalcocite Cu2S and covellite CuS. Lead would seem to deposit as anglesite PbSO4 and cerussite PbCO3. Native copper has been identified in core a number of times. The copper sulphate chalcanthite CuSo4.5H2O has been noted filling open fractures and is identified by its clear sky blue colour and its tendency to dehydrate to a white chalky substance within 24 hours. The lower contact of the supergene zone is gradational over a number of meters and is dependent on the number of local structures/faults in any given area. In the outcrop areas at Bisha it is estimated that the supergene zone is in the order of 30 metres thick.

A fairly common feature of such deposits is that underlying the gossan unit at the supergene contact is a relatively thin (3.0 meter) layer of pyrite sand/mud that is largely devoid of economic precious and base metal values.

The primary sulphide zone at Bisha is generally seen below a vertical depth of 60 to 70 meters. The sulphides are predominantly made up of pyrite with enriched layers of sphalerite and chalcopyrite being noted. Sphalerite would appear to be more abundant at the south end of the thus drill defined deposit.

Additional mineralogy is required for all three major zones.

Bisha 2003 Report	Page 56

B10
B1
B2
B2a
B3
B5
B4
B6
B7
leached
weak base metal stockwork
supergene
remobilized Cu-oxide veins
supergene
oxide boundary
leached
leached
leached
supergene
supergene
161.2m
100.8m
zone plunges gently southward
147.8m
147.3m
175.0m
156.4m
primary sulphides
186.9m
149.0m
204.2m
zone plunges gently southward
NR: No recovery
OB: Overburden
ALUV: Alluvium
CONG: Conglomerate
VNQZ: Quartz vein
FERU: Iron oxide (oxidized massive sulphide)
MSUL: Massive Sulphide
SMSX: Semi-massive sulphide
SILT: Siliceous tuff
XT: Crystal tuff
MV: Mafic to intermediate volcanic & volcaniclastics
SCHST: Quartz sericite schist
FELT: Felsic tuff(?)
FLT: Fault
Nevsun Resources Inc.
Section 1
Looking North (012º)
Main Gossan Zone
Bisha Property, Eritrea
0
12.5
25
50
metres

Figure 8-1 : Section 1716100N Bisha Main North typical mineralized sequence

Bisha 2003 Report	Page 57

9.

Exploration

9.1

Geochemistry

9.1.1

Soil Geochemistry

A significant number of soil samples were taken over several target areas on the Bisha property. More specifically they are the southern part of Bisha Main including the newly defined SE Zone, the Southwest Grid, the Barite Showing area and a group of AEM responses located 1.5 km east of Bisha Main. The following figure displays the various areas except for the SW Grid.

Figure 9-1 : Soil Sample Grid Areas

Blanket soil coverage on lines 100 or 200 meters apart was elected once it was determined that precious metal and base metal anomalies could be defined even under 6-8 meters of transported alluvial/elluvial type material.

Analytical work was all completed by ALS Chemex in Vancouver Canada. Unfortunately during the course of the program two different analytical techniques were used on the soil samples leading to leveling problems in the data. The vast majority of the samples were subjected to an aqua regia acid digestion and then a multi-element (50) analysis as determined by mass spectrometer technique. The remaining soil samples were subjected to an aqua regia acid digestion followed by a multi-element determination (34) by induced coupled plasma (ICP). The mass spectrometer method provides better resolution for elements such as lead and silver as well as other elements and is preferable.

Essentially, the common suite of elements Cu, Pb, Zn and Ag were plotted without regard for the analytical method. This seems to work relatively well for Cu and Zn however the resolution for Pb and Ag is so vastly different that the depiction of these element results in poorly correlatable patterns.

Bisha 2003 Report	Page 58

Sampler field notes made the distinction between transported (alluvial) and residual soils. To date no effort has been made to separate the sample populations into individual groups and then calculate statistical analysis. This should be done in the future. The two populations of sample types can then be normalized and replotted. This should provide a better contrast and definition of anomalous situations, especially in those areas overlain by transported soils where more subdued anomalies can be expected.

BISHA MAIN GRID

A total of 848 soil samples have been collected over the Bisha Main grid area. Additional sampling to the north and south is ongoing. A brief statistical analysis of the data reveals the following:

Table 9-1 : Statistical Analysis, Soil Geochemistry, Bisha Main Grid

	Au	Ag	Cu	Pb	Zn
Mean	0.0075	0.08314	59.6459	8.1102	138.260
Median	0.002	0.07	46.95	6.3	113
Mode	0.001	0.1	55	3	126
Standard Deviation	0.117	0.068	41.037	7.798	107.902
Sample Variance	0.013	0.004	1684.07	60.824	11642.8
Minimum	0.0005	0.01	13.4	1	29
Maximum	3.41	1.08	425	120	996
Count	848	848	848	848	848

The results for Au, Ag, Cu, Pb and Zn all define significant anomalies especially in the areas overlain by residual soils. At the north end of the soil grid Cu and Zn anomalies at 339100 are not fully explained but are believed to be caused by disseminated mineralization such as that seen in hole B-111 where 34.5 meters assayed 1.1% Cu with no significant Au, Ag, Pb or Zn values.

The actual sub-cropping massive sulphide mineralization can be identified by a much more subtle Cu and Zn anomaly but Ag, Pb and Au anomalies are evident on a log scale graph. (see below).

Bisha 2003 Report	Page 59

1715550
Au
Ag
Cu
Pb
Zn
1000
100
10
1
0.1
0.01
0.001
0.0001
ppm
339000
339100
339200
339300
339400
339500
339600
339700
stn

1715550
Au
Ag
Cu
Pb
Zn
ppm
350
300
250
200
150
100
50
0
339000
339100
339200
339300
339400
339500
339600
339700
stn

Figure 9-2 : Anomalous Soil Sampling Results, Bisha Main Grid 1715550N

Bisha 2003 Report	Page 60

South of 1715300N there are two known lenses of massive sulphide mineralization that are both reflected as soil anomalies. These diminish in intensity as one proceeds south but appears to pick up south of 1714500N where it is almost coincident with a residual gravity anomaly and PEM anomalies.

To the east, south of line 1714300N, a number of significant, linear soil anomalies commence. These are currently interpreted to be caused by the fault offset portion of the southern part of the northern portion of the Bisha Main Zone. Coincident residual gravity anomalies have been defined on several lines. Drilling is warranted. Additional soil sampling and gravity surveys to the south to line 1712000 are recommended.

A Quality Assurance Quality Control program of inserting duplicates and standards was implemented for the various soil surveys in an effort to verify that the analytical laboratory was providing consistent results. Duplicates and standards were inserted on a random basis. At least three different standards were used. Unfortunately in a number of instances an insufficient quantity of sample was submitted to the lab and so the gold analysis could not be completed for these samples. The error in having the multi-element analysis completed by mass spectrometer or ICP did not make an appreciable difference to the overall results.

A visual inspection of the standards results indicates that the various elements show significant differences in degrees of variability. It can be concluded from this quick check that the results for the important elements Au, Ag, Cu, Pb and Zn would appear to be satisfactory.

The duplicate results (47 pairs) are well within the expected limits of variability. It is obvious that one sample has been mislabeled as it is a standard and not a duplicate.

Bisha 2003 Report	Page 61

339000
339500
340000
340500
7115500
7115000
7114500
7114000
7113500
Zn
996.00
168.00
113.00
71.00
29.00
Bisha Main Grid
Zn ppm
0
200
400
600
Scale 1:10000
INTERDEX

Figure 9-3 : Bisha Main Grid Zn Contoured

Southwest Grid

A total of 175 soil samples were collected over 5 lines on the SW Grid. A brief summary of statistical data reveals the following:

Bisha 2003 Report	Page 62

Table 9-2 : Statistical Analysis, Soil Geochemistry, SW Grid

	Au	Ag	Cu	Pb	Zn
Mean	0.001	0.033	48.588	2.662	39.308
Median	0.001	0.03	49.2	2.6	39
Mode	0.001	0.03	46	2.8	39
Standard Deviation	0.00140	0.00812	7.06115	0.37160	4.95458
Sample Variance	1.98	6.6	49.85	0.138	24.54
Minimum	0.0005	0.02	30.1	1.9	26
Maximum	0.017	0.08	66.8	4.3	57
Count	175	175	174	174	175

It is quite obvious that the overall values for the 5 elements listed are significantly lower than for the soil results from Bisha Main. A review of the HLEM and gravity data reveals no coincident anomalies and consequently it is expected that there are likely no underlying concentrations of sulphides. Slightly anomalous base metal values located in the region of the HLEM anomalies may be caused by the scavenging effects of the underlying graphitic material.

Barite Showing Area

A total of 212 soil samples were collected on lines 200 meters apart from an area on the west side of the expanded Bisha exploration license. In October 2003 a number of heavy barite bearing rocks were located in the vicinity of several weak, generally north- south trending airborne EM anomalies. Past stream sediment surveys (1999) had defined a moderate base metal anomaly in this area. It was anticipated that the soil samples might define a more specific target area for further exploration work. A statistical analysis of five elements is listed below in Table 9-3.

Table 9-3: Statistical Analysis, Soil Geochemistry, Barite Showing Grid

	Au	Ag	Cu	Pb	Zn
Mean	0.0029	0.028	29.050	4.502	52.84
Median	0.0025	0.03	30	4.7	54
Mode	0.0025	0.03	29.3	4.9	55
Standard Deviation	0.001859	0.0069	6.958425	0.994272	11.835
Sample Variance	3.46	4.76	48.41	0.988	140.07
Minimum	0.0005	0.02	11.8	2.1	24
Maximum	0.01	0.06	66.4	6.7	86
Count	200	206	206	206	206

Bisha 2003 Report	Page 63

N
331600
331800
332000
332200
332400
332600
1718000
1717800
1717600
1717400
1717200
1717000

Zn
86.00
59.00
54.00
45.00
24.00

0
200
400
600
Scale 1:10000

INTERDEX

Nevsun Resources Eritrea Ltd

Barite Showing Area
Zn (ppm) in Soils

RSGEO:	SCALE 1:10000	REPORT:
DRAWN:	DATE :02/02/2004	PLAN:

Figure 9-4 : Barite Showing, Contoured Zn in soils

The Cu and Zn values indicate a general north-south trend that is in close proximity to the AEM anomaly located in this area. Several lines of gravity survey will be required to discriminate the AEM anomalies to determine if they are caused by significant concentrations of sulphide

Bisha 2003 Report	Page 64

mineralization or by less prospective lithologic units. A distinct possibility ishe is that the geochemical anomalies are due to the scavenging effects of graphitic material within the lithologic sequence.

Bisha East

A total of 66 samples were collected on two lines spaced 200 meters in order to test several weak HLEM anomalies.

A statistical analysis of five elements is listed below.

Table 9-4: Statistical Analysis, Soil Geochemistry, Bisha East Grid

	Au	Ag	Cu	Pb	Zn
Mean	0.002621	0.1136	38.90909	4.212121	62.538
Median	0.0025	0.1	35	4	61
Mode	0.0025	0.1	35	4	64
Standard Deviation	0.000696	0.0345	11.74567	1.554301	13.030
Sample Variance	4.85	0.0016	137.9608	2.415851	169.78
Minimum	0.0025	0.1	26	1	44
Maximum	0.007	0.2	97	10	114
Count	66	66	66	66	65

1715600 east
Au
Ag
Cu
Pb
Zn
ppm
120
100
80
60
40
20
0
340400
340500
340600
340700
340800
340900
341000
341100
341200
341300
341400
stn

Figure 9-5 : Bisha East, Soil geochemical profiles 1715600N

Bisha 2003 Report	Page 65

A weak Zn anomaly appears to correlate with a weak HLEM anomaly at 340900E/1715600N. A gravity survey should be completed over several lines at this site in order to discriminate if the HLEM anomaly is caused by sulphides or by graphitic material. The lack of a distinct gold, silver or lead signature makes this a target of moderate importance.

Bisha Main East

Approximately 700 meters east of the Main Bisha showing a number of gold bearing gossan boulders were found at approximately 340000E from 1716000N to 1716800N. No outcrop is evident at this site. The AEM survey defined a line of very weak responses in this area but there is no doubt that the major topographic feature immediately to the west had an effect on the airborne surveys ability to fully define the conductive source. The HLEM survey, however, confirmed that several weak conductors are present. The residual gravity data (see below) indicates a weak but discontinuous anomaly. A soil profile along line 1716100N indicates a significant Zn and Cu response with minor Au and Ag associated. This target should be drill tested.

1716600
Au
Ag
Cu
Pb
Zn
300
250
200
150
100
50
0
-50
ppm
339700
339800
339900
340000
340100
340200
340300
340400
340500
340600
stn

Figure 9-6 : Bisha Main East Soil Geochemical Profile, L1716600N

Bisha 2003 Report	Page 66

Bisha Rock Samples

While prospecting several targets in the Bisha a number of rock samples were collected and sent for multi-element analysis. The majority of these rock samples were composed of massive iron oxide, or at a minimum, contained appreciable amounts of iron oxide. All element analytical results can be observed in the tables in the Appendix.

Significantly anomalous gold values were returned from oxide boulders in the Bisha Near East area and in some boulders found in the Frekete River both upstream and down stream from the NW Zone area. It is probable that the boulders found upstream may have originally been transported from the Bisha Main Area.

pH Survey Geochemistry

An orientation survey was run over the alluvium covered portion of the Bisha deposit, south of the Frekete River (formerly Shebetera River), to determine the efficacy of utilizing pH surveys to delineate further mineralization in the Bisha area. It was suspected at the time, that soil sampling - per se, did not work in the Bisha region of Eritrea due to the amount of transported soils in the area, and pH sampling of soils was selected as an exploration tool in place of soil sampling.

The pH of soils has been determined to be a simple method of highlighting areas of oxidizing sulphides or water filled structures where the target is covered by overburden or otherwise blind to the surface. The background and theory behind using the pH measurements of soils to define sulphide mineralization, though first developed 20 years ago, has only recently been utilized in soil sampling surveys around the world. Additional information can be found in Smee (1983, 1997, 1998, 1999, 2003). The sampling protocol used in the survey was taken from personal communication by REC with Barry Smee in September, 2003 (see Appendix A).

Sampling Procedures

An orientation survey was run over the Bisha deposit on lines 1715550N and 1715650N established using a handheld MAP76 GPS unit. Sampling was carried out along these lines to avoid any contamination from drill holes and disturbed ground caused by back-filled sumps.

For the orientation survey two sieved samples were collected from sample sites at 25m intervals along the lines - from surface (“A”) and a depth of approximately 25 cm (“B”). The “A” samples were collected from a depth of approximately 5-6 mm due to the possibility of aeolian material being present. The top 5-6 mm were scraped off using a hoe, the “A” samples collected and the sample hole deepened to 25 cm using a shovel for the collection of a “B” samples. Samples were placed in kraft sample bags and labeled as to each hole location. Samples were normally collected in the morning and analyzed in camp during the afternoon.

Analytical Procedures

Analyses were carried out on the collected samples using a Hanna 9024-C pH meter using the parameters outlined above. Initially commercially available de-ionized water, available for the

Bisha 2003 Report	Page 67

refill of lead acid batteries, was used in the analyses. However pH tests on this water showed a marked variation from batch to batch with readings up to a pH of 8 recorded. Instead Al Hada brand bottled drinking water was substituted. This water is readily available and has a consistent pH of 7.15.

Samples were analyzed in order from west to east. After pH analyses had been carried out on the orientation lines and several later sample lines it became evident that false anomalies were created at the western end of the sample lines as the pH meters showed readings higher than readings further to the east. A retesting of these samples usually showed lower values. Permitting the pH meter to stabilize for 5 to 10 minutes prior to taking the first reading eliminated this problem.

Analytical results were entered in Excel spreadsheets and graphs of pH results and antilogs of the pH results created from the data.

pH Survey Results

The results of the pH survey are contained in the Appendix A spreadsheets for lines 1715650N and 1715550N. Orientation pH survey results appear to show a distinct correlation between pH and the surface projection of known mineralization on these lines.

On L1715650N the pH antilog results show a distinct “rabbit ear” effect in “A” samples from 339325E to 339475E on the edges of the surface projection of known mineralization. A similar rabbit ear effect in the “B” samples is offset to the east of the surface projection of mineralization.

On L1715550N, from 339325E to 339475E a less well developed set of rabbit ears is offset slightly to the west of the surface projection of known mineralization within the “A” samples. A well developed “ear” on the west edge of the anomaly is bounded by a less well developed, truncated ear to the east. The “A” sample rabbit ears are mirrored in this case by a well developed set of ears in the “B” samples.

The pH sampling also showed positive results to the west of known mineralization on both line 1715550N and line 1715650N in the “A” samples. On L1715550N a very well developed set of rabbit ears is evident from 339175E to 339325E with the amplitude higher than the rabbit ears over known mineralization. Likewise, on L1715650N, a rabbit ear effect is noted from 339100E to 339325E, although the ears are not as sharply defined as on L1715550N.

pH Survey Follow-up and Conclusions

Subsequent to the above results a number of pH surveys were conducted over a series of AEM conductors on the Bisha property to determine if similar results could be achieved. Surveys were carried out on various parts of five lines: L1715200N; L1716000N; L1716100N; L1716600N and L1717000N. Spreadsheets containing the pH results and showing graphs of the pH values and antilog values for the pH results are attached in Appendix A.

Bisha 2003 Report	Page 68

These data show a mixture of results. A number of single point anomalies, poorly developed rabbit ears and well developed rabbit ears were defined as a result of the survey.

Line 1716000N, beginning at 337900E exhibits higher readings to the west gradually declining to the east, probably as a result of the calibration problem noted above. An overlap of the western part of this sample line during further sampling to the west showed much lower values at these locations. However, a weakly developed set of rabbit ear similar to those seen over the Bisha deposit occurs on L1716000N from 338100E to 338300E. These rabbit ears flank an area of gossan float that is unlikely to have been derived from the Bisha deposit.

Very well defined rabbit ears are found on L1717000N from 338100E to 338375E and on L1716000N from 344325E to 344725E. Both these anomalies occur over well-defined broad AEM conductors that correspond at least in part with known graphitic horizons. Both these areas however are geologically favourable for the discovery of massive sulphide mineralization. In particular, the anomaly on L1717000N, is in close proximity to drill-identified massive sulphide mineralization immediately to the northeast and is along strike from the gossanous float noted in the previous paragraph.

A well-defined single peak occurs on L1716600N at 340150E. This “peak” appears to be enclosed by a set of poorly developed, truncated rabbit ears. This anomaly corresponds to an AEM conductor with scattered gossanous material on surface.

Overall, though pH sampling appears to have been successful in defining known mineralization on the Bisha property, a more comprehensive interpretation of the pH results and further sampling will necessarily have to await the results of exploratory drilling on the Bisha property away from known mineralization. Any drilling within or near the defined pH anomalies will allow a more thorough assessment of the efficacy of pH sampling as a valid exploration tool on the Bisha property.

9.2

Airborne Geophysical Survey

A combined airborne EM and magnetometer fixed wing survey was conducted over the entire Bisha permit area covering an area of approximately 325 km². The survey was contracted to Fugro Airborne Surveys based in Ottawa, Canada. The aircraft was based at Sawa and ferried 60 kilometres to the Bisha area on a daily basis.

Surveying took place starting March 12, 2003. A nominal line spacing of 100 meters was maintained in an east west direction at an EM sensor altitude of approximately 73m above the ground. A total of 4052 line km of data was collected.

A report entitled “Logistics and Processing Report Airborne Magnetic and GEOTEM Survey, Bisha Area, Gash Barka District, Eritrea Job no.03427” was provided by Fugro Airborne Surveys. The report and accompanying maps provide all the technical aspects of the survey work.

Bisha 2003 Report	Page 69

A general interpretation of the data after having worked with it for over 6 months would indicate that there are three geological domains that display distinct geophysical signatures. Figure 9-7 shown below defines these domains. Domain “A” lacks any significant AEM responses and is known to be largely underlain by sedimentary rocks that are intruded by mafic to felsic intrusives. Domain “B” is underlain by mostly volcanic rocks. The areas display a number of AEM responses with The Bisha deposit being the most prominent.. Domain “C” displays a large number of significant AEM responses, the vast majority of which are thought to be caused by graphitic material. The magnetic data displays a distinct anomaly within close proximity to the margins of the basin the hosts the graphitic sediments. This is caused by a lean oxide iron formation and may represent the margins of the sedimentary basin. Domain “D” is underlain by the Bisha Gabbro Complex. There are no distinct AEM responses but the magnetic data shows a complex layered character to the intrusive.

Additional interpretive work of the airborne geophysical data is required to generate a more regional geological map.

Bisha 2003 Report	Page 70

A
B
C
D
Fault
332000m E.
354000m E.
1718000m N.
1706000m N.

Figure 9-7 : Geological Domains Defined by the 2003 AEM Survey

Bisha 2003 Report	Page 71

9.3

Ground Geophysics

9.3.1

Conductivity Measurements

A series of conductivity measurements were made by JVX Ltd of Toronto at the request of Frank Jagodits of Savaria Geophysics Inc. on various diamond drill core samples selected from mineralized sulphide zones within the Bisha Main Zone. They are listed below:

Table 9-5 : Sample List for Conductivity Measurements

Hole No.	from (m)	to (m)	Length	Description
B-84	193.08	193.21	0.13	Msul, Sp zone (40%sp), calcite crystals.
B-85	61.00	61.11	0.11	Msul, rich in py (about 90%), some covelite (3%).
B-96	65.70	65.82	0.12	Msul, CTC with soap, rich in Chalcocite (10%CC), soapy along FRC.
B-99	140.87	141.00	0.13	Msul, Sp zone (10-20%), calcite vein on it, 70-80% Py.
B-107	228.07	228.20	0.13	Msul, Sp band in zone (30-40%), calcite phenocrysts, some chalcopyrite (0.2%).
B-107	231.87	232.00	0.13	Msul, rich in py (about 80%), chalcocite (5%), gypsum along FRC and calcite vein.
B-126	119.60	119.70	0.10	Msul, Sp zone (40%), calcite vein, py (50-60%).
B-117	194.95	195.11	0.16	Msul, Sp zone (40%), Py (50%), fractured
B-117	110.17	110.30	0.13	Stsx, weakly fractured, strongly silicified, qtz along FRC.
B-117	163.75	163.87	0.12	Feld, strongly fractured, chloritized along fracture, carbonate veins
B-117	144.08	144.2	0.12	FELD, strongly fractured, Py fillings along fracture, gypsum along fracture
B-117	124	124.08	0.08	FELD, chloritized along fracture, fractured
B-117	203.87	204.00	0.13	Msul, Py rich (80%), SP (3%), fractured and chloritized along FRC.
B-117	223.95	224.07	0.12	Msul, py rich (75%), Sp (5%), fractured.
B-117	244	244.14	0.14	Msul, strongly fractured, Py 90%, chloritized along frc, gy along frc
B-121	260.8	260.95	0.15	Msul, sp banding (30%), py 50%, fractured, gy along frc and chloritized
B-121	274.18	274.33	0.15	Msul, sp banding (30%), py 50%, fractured
B-121	243.21	243.33	0.12	Stsx, strongly silicified, Py stringers( 7%), sp (0.05)
B-121	307.94	308.1	0.16	Msul, Py rich (80%), strongly fractured, CTC with qtz vn,
B-121	288.06	288.21	0.15	Msul, Sp zone 25%, py 60%.
B-121	268.00	268.17	0.17	Msul, Sp zone as banding 25%, Py 60%, sp banding is gentile with respect to the core Axis.
B-121	227.86	228	0.14	Maft, strongly silicified, foliated, fractured, Py along FRC,
B-121	208	208.17	0.17	Maft, strongly silicified, foliated, fractured, Py and gypsum along FRC, chloritized
B-121	188	188.11	0.11	Feld, strongly fractured, chloritized along fracture

Bisha 2003 Report	Page 72

The testing involved the DC Electrical Resistivity and Chargeability were measured by a Scintrex IPR-2 and digital voltmeters. In addition EM conductivity measurements were also made by passing core through a CTU-2 sensor. Magnetic susceptibilities were measured by a susceptibility meter. Specific gravity measurements were also completed.

The results of this work are shown below in table form.

Table 9-6 : Physical Property Data from Core Samples

#	Hole No.	From Depth (m)	To Depth (m)	Chargeability (mV/V)	DC Resistivity (Ohm-m)	EM Conduc- tivity (S)	Magnetic Susc. SI x10-3	Density (kg/m3)	Litho- type
1	B-84	193.08	193.21	197.0	8.78	0.72	0	4.261	Msulph
2	B-85	61.00	61.11	89.3	0.54	0	62.8	4.478	Msulph
3	B-96	65.70	65.82	Broken core	Broken core	0	Broken core	4.049	Msulph
4	B-99	140.87	141	271.6	6.80	0	37.68	4.649	Msulph
5	B-107	228.07	228.2	324.9	2.11	0	37.68	4.309	Msulph
6	B-107	231.87	232	116.3	0.53	3.5	75.36	4.729	Msulph
7	B-126	119.60	119.7	136.9	2.758	0.4	40.2	4.578	Msulph
8	B-117	194.95	195.11	226.9	1.47	0	40.2	4.409	Msulph
9	B-117	110.17	110.30	61.5	39457.54	0	25.1	3.069	Stsx
10	B-117	163.75	163.87	1.5	1047.24	1.23	12.6	2.640	Fels. D.
11	B-117	144.08	144.2	10.6	37632.55	0	6.3	2.663	Fels. D.
12	B-117	124	124.08	54.7	72927.68	0.72	16.3	2.758	Fels. D.
13	B-117	203.87	204.00	481.7	0.79	230	50.2	4.816	Msulph
14	B-117	223.95	224.07	364.8	0.78	2.4	37.7	4.747	Msulph
15	B-117	244	244.14	426.8	1.47	11.8	25.1	4.942	Msulph
16	B-121	260.8	260.95	349.7	1.37	5.6	30.1	3.694	Msulph
17	B-121	274.18	274.33	260.6	1.51	3.5	20.1	4.522	Msulph
18	B-121	243.21	243.33	62.1	34032.92	1.4	27.6	2.918	Stsx
19	B-121	307.94	308.1	27.5	250.03	9	20.1	4.493	Msulph
20	B-121	288.06	288.21	262.4	0.98	0	17.6	4.682	Msulph
21	B-121	268.00	268.17	278.3	0.58	1.6	12.6	4.733	Msulph
22	B-121	227.86	228	5.9	58903.13	1.6	50.2	2.777	Maf.Tuff
23	B-121	208	208.17	11.0	120693.66	8	276.3	2.757	Maf.Tuff
24	B-121	188	188.11	20.5	19164.65	10.5	565.2	2.713	Fels. D

As expected the massive sulphide samples were highly conductive and chargeable and it was concluded that the units would provide clear targets either for DC Resistivity or IP techniques.

It was concluded that lectromagnetic surveys that depend of dB/dt for a signal may fail to detect these conductors unless some “on time” measurements are made.

The high densities suggest that gravity may be a useful technique for locating and quantifying these ores. Magnetometry will probably be less successful.

The conclusions of Mr Hale are in line with previous experience on the property and merely substantiate and quantify the observed qualities of the conductive rocks at Bisha.

Bisha 2003 Report	Page 73

9.3.3

Horizontal Loop EM

Horizontal Loop EM surveys using various frequencies and cable lengths were completed over 151 line kilometres on a variety of grids. The survey coverage extends for a significant strike length from the northern boundary of the property (1718000 N) to the southwest at 1707500 N, a distance of 10.5 kilometres. The figure below defines the area surveyed by HLEM.

Figure 9-8 : HLEM survey coverage Bisha Concession

Bisha 2003 Report	Page 74

The survey work was completed by Geophysique TMC, based in Val d’Or, Quebec, Canada who supplied two experienced operators and all required geophysical equipment. A report entitled “Technical Report, Electromagnetic HLEM Survey, Bisha Property, Eritrea, East Africa” was prepared by Geophysique TMC.

The primary objective of the survey was to cover a significant strike length of conductive ground previously defined by the AEM survey. The favourable ground is located southwest of the known Bisha Main South deposit and this new area was identified as favorable for VMS deposits. This ultimately became known as the SW Grid. A secondary objective became the completion of additional survey work to cover the NW grid, the northern part of the Bisha Main grid, the East Grid and the expected southern strike extension of Bisha Main.

The SW Grid work defined a significant number of conductors as was expected from the AEM survey. Seven lines of gravity survey work (5000S to 4400S) were later completed to discriminate the various EM responses. No gravity anomalies were defined and consequently it is interpreted that the majority of the EM responses are caused by graphitic material. This conclusion was well supported in the region of the more intense AEM response located at the northwest side of the grid. At this site, graphitic sediments were observed both in float and in outcrop.

Additional gravity work will be required over lines 6000, 5800, 5600 and 5400 from 0 to 2500W in order to test several reasonable HLEM anomalies. The anomalies are associated with a small hill which exhibits minor gossans at the base and distinct sericite alteration. Additional soil sampling is also required in this area.

In the NW Zone area it is apparent that the HLEM data allowed better definition of the extent of the underlying sulphide mineralization. Additional drilling should be planned based on the EM data to extend the mineralized zone to the north.

In the vicinity of the Bisha East grid several weak EM responses were defined on the higher frequency. Several lines of gravity work are required to discriminate these anomalies to determine if they are caused by significant sulphide concentrations.

Two lines of soil sampling (1715600 N and 1715800 N) indicated anomalous Zn values (>100ppm) at approximately 340900E. Initial interpretations indicate that this Zn anomaly may be related to an EM response.

9.3.4

Pulse EM

From October to December 2003 Nevsun contracted Crone Geophysics and Exploration Ltd. To continue to survey various areas covered by the AEM survey completed earlier in the year. A total of 10 loops for approximately 96 km of survey were completed. Several drill holes were also probed with down-hole EM.

Bisha 2003 Report	Page 75

Two transmitters were used during the survey time although it should be noted that productivity was severely hampered due to equipment malfunctions.

Unfortunately it was determined well into the survey time that the vast majority of the anomalies being defined by the current PEM survey were likely caused by graphitic material hosted by somewhat silicified sediments.

The down-hole EM work seemed to indicate an off-hole anomaly associated with B-104.

9.3.5

Gravity

In order to discriminate EM conductors relating to massive sulphides from barren graphitic horizons it was decided to complete additional gravimetric work. An initial 40 km of survey was completed over several areas in March and April of 2003 with the Bisha Main Zone receiving the bulk of the attention. Additional work was completed in the period October to December 2003 in order to discriminate a number of areas underlain by AEM responses that were thought to be possibly caused by massive sulphides.

The survey work was once again contracted out to MWH Geo-Surveys Inc. of Reno Nevada, U.S.A. who supplied a Lacoste Romberg gravimeter as well as differential GPS equipment with an accuracy of sub-centimeter scale.

Subsequent removal of the regional gradient resulted in the generation of a residual gravity calculation that refines the original gravity data significantly.

From October to December an additional 107.6 km of gravity work was completed to the north, west and south of the Bisha Main Zone area. The following figure outlines the area now covered by gravity survey work with the recent coverage shown in black. To date a total of 150 line km of gravity survey has been completed consisting of 6005 readings on the Bisha property. See the figure below for the current survey coverage area.

Bisha 2003 Report	Page 76

Figure 9-9 : Gravity Survey Coverage at the end of 2003

Bisha 2003 Report	Page 77

Contoured bougeur and residual gravity results are shown below in the following figures.

337000E
337500E
338000E
338500E
339000E
339500E
340000E
340500E
37° 29'
37° 29' 30"
37° 30'
37° 30' 30"
1718000N
1717500N
1717000N
1716500N
1716000N
1715500N
1715000N
1714500N
1714000N
1713500N
1713000N
15° 32'
15° 31' 30"
15° 31'
15° 30' 30"
15° 30'
15° 29' 30"
Scale 1:5000
(metres)
LEGEND
0.1
0.5
2.5

N
UTM North

PROPERTY LOCATION MAP

RED SEA
ERITREA
SUDAN
Nacfa
Keren
Massawa
Bisha
Okreb
Agordat
ASMARA
Eritrea
AFRICA
LEGEND
Major Towns
Licensed Areas

NEVSUN RESOURCES(ERITREA) LTD

BISHA – OKREB PROPERTY
GASH–BARKA DISTRICT, ERITREA

BISHA GRID

GRAVITY SURVEY
BOUGUER GRAVITY
CONTOUR MAP

Surveyed by – MWH Geo-Surveys	Prepared – TJM
Projection – WGS84-UTM37	Interpretation –
Date – December 2003	Gravity Survey
Scale – 1:5,000	Survey Date – 2003
TJM – 905-274-9474	**Sheet No:– BG 1**

Figure 9-10 : Bouguer Gravity Map, Bisha Main Area

Bisha 2003 Report	Page 78

337000E
337500E
338000E
338500E
339000E
339500E
340000E
340500E
37° 29'
37° 29' 30"
37° 30'
37° 30' 30"
1718000N
1717500N
1717000N
1716500N
1716000N
1715500N
1715000N
1714500N
1714000N
1713500N
1713000N
15° 32'
15° 31' 30"
15° 31'
15° 30' 30"
15° 30'
15° 29' 30"
UTM North
Scale 1:5000
(metres)
LEGEND
0.1
0.5
2.5

PROPERTY LOCATION MAP
RED SEA
ERITREA
SUDAN
AFRICA
ASMARA
LEGEND
Major Towns
Licensed Areas

NEVSUN RESOURCES(ERITREA) LTD

BISHA – OKREB PROPERTY
GASH–BARKA DISTRICT, ERITREA

BISHA GRID

GRAVITY SURVEY
RESIDUAL GRAVITY
CONTOUR MAP

Surveyed by – MWH Geo-Surveys	Prepared – TJM
Projection – WGS84–UTM37	Interpretation –
Date – December 2003	Gravity Survey
Scale – 1:5,000	Survey Date – 2003
TJM – 905–274–9474	**Sheet No:– Res 1**

Figure 9-11 : Residual Gravity Anomaly Map, Bisha Main Area

Bisha 2003 Report	Page 79

During the final stages of the survey work it was determined that a significant residual anomaly was being delineated to the south of the main Bisha South gravity anomaly. It is suspected that the anomaly is related to sulphide concentrations that may not be sub-cropping.

A separate residual anomaly appears to be associated with a prominant ridge located in the southeast portion of the survey area. This anomaly may be related to the north end of the Bisha Main deposit and is perhaps fault offset in a sinistral sense by a 1.6 km displacement. Significant soil anomalies have also been delineated in this area.

Seven lines of gravity were surveyed in the SW Grid area to determine if any of the HLEM anomalies were caused by massive sulphides. No gravity anomalies were detected and it is strongly suspected that the HLEM responses are due to unprospective graphitic material.

Due to the strong regional gradient in the area it was found that calculating a residual gravity response proved to be very beneficial in outlining and more clearly defining the more subtle gravity responses. However, after a period of trial and error it was determined that the residual gravity anomalies may also be due to a gross mass difference/contrast of underlying rock types. Most of this gross mass difference is created by a lack of surface weathering in certain areas. In this case the near surface rocks do not display significant drops in specific gravity and consequently appear to be a positive anomaly in relation to nearby areas underlain by rocks that are deeply weathered and which consequently display significantly lower specific gravity measurements. This is especially true in the large area underlain by graphitic horizons located to the west of Bisha Main. The reason for this lack of surface weathering is not known. In other, better understyood areas such as the outcropping Guardian Hill, located immediately west of the Bisha Main deposit, it is thought that significant amounts of later silicification have preserved the near surface rocks from the typical surface weathering profile. The consequence of this variation in the depth of weathering is a gross mass difference anomaly that has is unrelated to sulphide mineralization. A gravity anomaly which does not also display a coincident EM response is likely caused by a gross mass difference effect.

The gravity techinique has proved to be a useful tool to allow discrimination of EM conductors relating to prospective massive sulphides from barren graphitic horizons, however the technique has it limitations and care must be taken to use all available data to establish the lithologic context of the gravity reponse. Additional manipulations of the gravity data are required.

9.4

Digital Terrain Model

A detailed digital terrain model (DTM) has been created from differentially correct GPS data collected in the area proximal to the Bisha Main deposit and the surrounding area where most of the exploration has been conducted. The GPS data is from 2 sources:

1.

GPS Data collected during the establishment of a grid covering the exploration area.
Approximately 194 kilometres of grid has been surveyed in using an RTK GPS system. GPS stations were surveyed on lines spaced 100 meters apart, with station spacing of 100 meters or 25 meters were there was any change in topography. The accuracy of this

Bisha 2003 Report	Page 80

            method is sub meter for the easting and northing and less than 2 meters for the elevation, producing a data set that would allow for the establishment of a crude but acceptable DTM.

2.

GPS Data acquired during the gravity survey conducted by MWH Geo-Surveys.
Approximately 6500 points have been surveyed where gravity measurements have been taken. Approximately 40,000 additional points have been surveyed by the GPS system at a high density (approximately 33 points within a 100 meter by 100 meter area) to allow for a detailed digital terrain model. The data was collected using Ashtech Z Xtreme dual frequency receivers. RTK acceptance criteria were set at 18mm horizontal and 27mm vertical.

The two data sets where merged. Because the points surveyed during the gravity survey are much more accurate, data collected from the grid work that was also surveyed during the gravity survey were omitted. Data from the grid work that was not covered with the gravity survey was kept and provides crude topographic data for the outlying areas.

Figure 9-12 : Digital Terrain Model (DTM), viewed from the southwest

From the DTM, a detailed contour base map has been generated. The DTM is shown in the adjacent figure which shows a view of the model area looking northeast. The DTM is also used in the 3D geological model currently being developed.

Bisha 2003 Report	Page 81

9.5

Prospecting

From October 13 to October 30, 2003, prospecting and mapping were carried out on a number of targets on the Bisha property by geologists Ton Carpenter and Daouda Ouattara and assistants. The targets were defined by a combination of AEM conductors, gossanous float boulders, and various geochemical anomalies. These targets will be outlined briefly below along with a thumbnail description of exploration results for each.

Target 1 – located at 341000E / 1716000N; defined by an Airborne Electromagnetic (AEM) anomaly. Gossan boulders were found along strike to the north in a previous program. A weaker parallel AEM anomaly occurs to the west.

Results - The anomaly was followed for several kilometres. It occurs in a flat peneplain and is characterized by an extensive veneer of quartz pebbles covers the ground surface and are probably derived from underlying quartz veins. No gossanous material of any sort was noted. It should be mentioned however that this anomaly was the first target prospected during the October, 2003 program and the prospector’s did not have the trained “eye” which was acquired over the course of the program in the next few weeks. As well no pH sampling was carried out over this anomaly. The anomaly should probably be looked at again more thoroughly in a future program.

The weaker AEM anomaly to the west was subjected to both pH and soil sampling and prospecting. Gossanous float ranging from several centimetres to tens of centimetes in diameter were found coincident with this conductor with coarser more frequent material occurring to the south. The conductor also has a coincident copper and zinc soil anomaly over 300 metres in width and a ambiguous pH anomaly, although the latter is poorly defined. The soil sampling and pH sampling results are described in other reports.

Target 2 – Defined by string of AEM targets west of the NW Zone that extends down the west side of the Frekete (formerly Shebetera) river. Numerous malachite stained gossan conglomerate boulders located in the river bed and on the west side of the river. Recommend area be prospected for at least 2.5 km to the south.

Results - Malachite mineralized float as well as minor iron rich gossan float was found in the vicinity of 1715835N, 338218E. Other gossanous material was noted to the north of this location including an angular gossan boulder measuring 35 cm in maximum dimension at 1716171N, 338024E.

Several lines of pH sampling were run over this conductor and the resulting soil samples submitted for analysis. During the course of the pH sampling on L1716000N numerous float cobbles and occasional boulders were discovered between 338225E and 338300E. A weak “rabbit ear” pH effect was noted on line 1716000N. On L1717000N however a distinct rabbit ear effect was noted between 338125E and 338325E. This location is partly underlain by the Frekete River upstream from numerous boulders of gossan float.

Bisha 2003 Report	Page 82

Graphitic sediments are noted near the north end of this conductor and they are probably the cause of at least part of the conductor. The conductor is of sufficient width and length however that massive sulphide mineralization may also be present.

No anomalous metal values were noted in the analyses of the soil samples except for a weak zinc anomaly located at the southeast edge of the AEM conductor.

The pH and soil results are covered more fully in another report section.

Target 3 – 337000E / 1713000N; defined as site of river confluence and anomalous stream sediments and numerous airborne EM responses. A stronger BLEG Au anomaly occurs in this area than downstream from the Bisha deposit.

Results - Prospecting detected numerous outcrops of meta-arenite in this area. Numerous boulders and cobbles of gossan were found within and confined to the drainage containing the anomalous BLEG sample. These boulders were traced upstream to the vicinity of the 337900E / 1712600N which corresponds to an AEM anomaly that extends southwesterly from the Bisha deposit and probably corresponds to the mineralized Bisha horizon.

Target 4 – 332000E / 1717000N; defined by moderate AEM responses in area of 1998 stream sediment base metal anomalies.

Results – Large amounts of float comprising purplish dense heavy rock of unknown provenance. Mafic and felsic rocks noted in target vicinity. No gossanous material of note in downstream drainages. Soil sampling follow-up is recommended for this area.

Target 5 – 331000E / 1713500N; similar to Target 4; potentially outside of property; east of property boundary at 331000E.

Result – Not prospected, requires follow up.

Target 6 – 343000E / 1715000N; defined as possible extension of graphite horizon. Prospect graphite horizon and soil sample to determine if anomalous in base metals and that a possible sulphide body is not obscured in the hangingwall or footwall of graphite horizons.

Results – Not specifically prospected. Mapping and pH sampling were carried out on in the vicinity of well defined AEM anomaly centred at 344500E / 1716000N. Mapping confirmed the conductor is caused in part by graphitic rocks at or near the contact between felsic and mafic volcanics. A line of pH samples were collected across the conductor and extended to cover the weak AEM conductors to the east of the main conductor. The remainimg material from these samples was subsequently submitted for gold and multi-element analyses.

The pH sampling defined a well developed “rabbit ear” anomaly from 344325E to 344725E. No soil geochemical response coincides with this anomaly however. The area along strike of this conductor is prospective for volcanogenic base metal deposits as it appears to correspond to the contact between felsic and mafic rocks. Further work on this anomaly should be carried out and

Bisha 2003 Report	Page 83

should include soil sampling. Any analyses however should be carried out using ultra-trace analytical methods.

Target 7 – 347000E / 1716000N. Weak AEM responses

Results – Prospecting and mapping defined gabbroic and basic volcanic rocks. No gossanous float was detected and no significant response was noted in pH sampling carried out over the area.

Target 8 – 345000E / 1716000E. Moderate AEM responses.

Results – No gossanous material noted. No geochemical response.

Target 9 – 343000E / 1712000N. Weak AEM responses.

Results – Prospecting and mapping has shown that the weak northeast trending AEM conductors at this location correspond approximately to the contact of country rocks with gabbros of the Bisha complex to the south. No gossanous material was noted in float or in drainages.

Target 10 – 341500E / 1710000N. Moderate AEM responses.

Results – Along strike of the gabbro contact defined above.

Target 11 – 336000E / 1708000N. Appear to be NNW trending AEM responses.

Results – No prospecting carried out. Prospecting was carried out in the area of 336000E / 1708800N on the southwest-northeast trending AEM anomaly that is believed to be an extension of the Bisha horizon. Prospecting in this area has led to the discovery of gossan float and the type of alteration in outcrop which is often associated with massive sulphide deposits. Further detailed work in this area is recommended.

Bisha 2003 Report	Page 84

10.

Diamond Drilling Program

10.1

Drill Program Parameters

A large program of diamond drilling was completed by Boart Longyear, a full service contractor out of North Bay, Ontario, Canada. The drill rigs were imported into Eritrea from Canada solely for the purposes of completing this program. All of the drill supplies and equipment fit into standard 20’ sealed shipping containers and one 40’ container for the skidder. The drill rigs are large mechanical (old style) Longyear 44 wireline rigs with 12 metre steel mast and powered by a six cylinder Cummins diesel engine driving a hydraulic motor that feeds a chuck, wireline and mud tank mixer. The unit is reportedly capable of 1000+ metre deep NQ sized holes.

On this program the drill units cored with either a 1.5 metre or 3m long HQ core barrel (63.5 mm diameter core), which was reduced in bad ground to a NQ sized (47.6 mm diameter core) barrel. The drill string could be eventually reduced to BQ sized core (3.6 cm diameter core).

The rigs are skid mounted in a 5m X 3m shack. Drill moves were completed using Longyear’s 640E John Deere skidder equipped with a blade and winch. Rods were transported in a standard steel rod sloop while a separate sloop was used to contain and mix drill fluids. A funnel and hose line returned overflow fluids to the mud tank to prevent site contamination and to conserve drill fluid. Drill pads and sumps were prepared using a rental WB93R Komatsu backhoe/loader.

The Boart rigs consumed roughly 25,000 litres of fresh water each per 12 hour shift. Most of this water was trucked using a 14,500l tanker filled up from an Eritrean National Service 8 inch water well, located south of the village of Mogorayb on the Mogorayb River six kilometres to the north of the work site. The water was stored on the work site in a two compartment, 25,000 litre wheeled trailer which acted as a pumping reservoir. In the latter part of the program drill water was sourced from Nevsun’s own well 600 m southwest of camp on the east bank of the Mogorayb River.

A steel and concrete core shack facility was erected in the permanent camp. Core was hauled by truck from the work site for a distance of 3 km back to the core shack.

For the entire program the core was put back together, sorted, recovery calculated, Rock Quality (RQD) measured and calculated on the drill site by Eritrean geologists seconded from the Eritrea Department of Mines. Core was logged, sample intervals tagged using a three part tyvek tag book and china markers.

Core was photographed using a Minolta S404 “Dimage” four megapixel digital camera and then moved to the core splitting facility. Core photos were downloaded to laptop computers, organized and then burned to a compact disk.

Sampling was carried out is a separate covered area adjacent to the core shack. Competent core was halved using three 12”, electrical, diamond core cutting saws or by splitting the sample with a steel brick chisel. Sampling was carried out by experienced saw cutters under the supervision of the drill geologists. The samplers deposited the sample in double plastic bags with a second

Bisha 2003 Report	Page 85

tyvek tag while sample numbers were marked on each bag. The sample bags were then taken to the Laboratory preparation facility for subsequent crushing. Pulp packets of crushed material were packed in heavy duty 40 liter plastic barrels that were shipped to Asmara on a weekly basis by Nevsun vehicle driven by Nevsun employees. The shipping containers were inspected by Department of Mines’ representatives under supervision of Nevsun’s own employees upon arrival in Asmara and then sealed and shipped by air-freight (Lufthansa German Airlines) to ALS Chemex laboratories in Vancouver, BC, Canada. The remaining reject material left at Bisha was repacked in the original plastic bags and then stored in several 20 foot containers in a systematic fashion within the fenced Bisha camp compound. The remaining core was retained at Nevsun’s field camp as a witness sample where it was stacked in numeric sequence in the permanent covered core storage facility.

The core samples were analyzed by Atomic Absorption for Au, Ag, Pb, Cu, Zn and 32 elements by ICP. The ICP analyses included As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sn, Ti, Tl, U, V, W, Zn. The results were posted to a secure website as CSV files. The assays were downloaded by Nevsun personnel utilizing a secure client key number obtained direct from ALS Chemex.

Precious and base metal analytical results are shown printed in the Appendices.

Drilling during the October to December program involved the completion of 93 diamond drill holes (B-54 to B-146) for a total of 11,566.6 meters. A total of 146 diamond drill holes have been completed on the property to date for a total of 18,939.2 meters.

Refer to Appendix A for basic technical data relating to the drilling, Appendix B for the drill logs and Appendix C for the analytical certificates.

10.2

Diamond Drill Program Results and Interpretation

10.2.1

NW Zone

A total of 14 diamond drill holes were drilled in the area of the NW Zone while the remainder was drilled in the vicinity of the Main Zone.

Diamond Drill hole locations in the NW zone are shown in plan on the following figure.

Bisha 2003 Report	Page 86

Figure 10-1 : Drill Plan NW Zone

At the NW Zone the first hole (B-56) intersected massive sulphides on line 1717800N. A significant width of massive pyrite was intersected from 57.0 to 155.2m. Within that large intersection, two intervals returned 0.74% Cu over 26.9m and 0.52% Cu over 39.0m respectively. Hole B-60 was drilled over the top of B-56 and returned an 18.25m section of sulphides of which a 6.25 metre interval assayed 1.3% Cu. The sulphides were initially interpreted to be hosted by a syncline with hole B-60 intersecting the western limb and hole B-56 intersecting the axis of the syncline.This interpretation was based upon the NW zone’s similarity to the Bisha Main North interpretation. The current interpretation is shown below in section. Experience in the Bisha Main South area where no synclines were encountered suggests that this interpretation is not unique and may need reevaluation.

Bisha 2003 Report	Page 87

Figure 10-2 : Section 1717800 N, NW zone

yellow bars = Au g/t; red bars = Cu %

Further to the south on section 1717700N two holes were drilled that intersected significant widths of massive sulphide and semi massive sulphide mineralization. Significant gold and silver values are associated with the sulphides which is different from the gold-in-oxide mineralization seen elsewhere at the Main Zone. Significant assays in hole B-70 included 0.95 g/t Au and 74 g/t Ag over 18.0m, 0.69% Cu over 25.5m, 6.3 g/t Au over 3.0m and 7.3 g/t Au over 4.3m. Hole B-66 drilled under B-70 intersected 0.85 g/t Au, 39 g/t Ag and 6.06% Cu over 3.1m and 2.2 g/t Au, 18 g/t Ag and 2.1% Cu over 25.4 meters. The section is illustrated below.

Bisha 2003 Report	Page 88

Figure 10-3 : Section 1717700 N, NW zone

yellow bars = Au g/t; red bars = Cu %

Section 1717650N, shown below, encountered similar widths of massive sulphides to that seen in 1717700N. Drill hole B-75 encountered 0.83% Cu over 43.0 meters followed by 15.0 meters of stringer sulphides that assayed 0.58% Cu. At the soap – massive sulphide interface, a 15.0 meters section assayed 14.0 g/t Au and 25 g/t Ag. Further down the hole a 4.5 meter section assayed 6.7 g/t Au over 4.5 meters within sulphide stringers in mafic tuff. Hole B-73 was drilled under B-75 and intersected 0.86 g/t Au and 0.86% Cu over 21.0 within the massive sulphide unit followed by 0.59% Cu over 16.25 meters associated with stringer sulphides within a mafic tuff unit. This includes a 7.5 meter section that assays 2.2 g/t Au which may correlate with the gold bearing unit in B-75.

Bisha 2003 Report	Page 89

Figure 10-4 : Section 1717650 N,  NW zone

yellow bars = Au g/t; red bars = Cu %

No significant assays were seen in Section 1717600 within the massive sulphide unit intersected in hole B-79.

It is obvious that additional drilling is required at the NW Zone in an attempt to trace the northern extension of the massive sulphide mineralization north of 1717800. The effect of the intrusion of later felsic dykes and of cross-cutting fault structures play an important role in the ultimate location of the massive sulphides and of the gold bearing sulphides. More precise location of these later structures and lithologies needs to be determined before any attempt at resource calculation can be made within the NW Zone.

10.2.2

Bisha Main Zones

At Bisha Main the primary aim of the October to December drill program was to complete in-fill coverage to a minimum 50 meters distance between sections. One section of oxide supergene mineralization was to be drilled on sections 25 meters apart over a strike length of 100 meters.

Bisha 2003 Report	Page 90

The area between 1716100N and 1716200N was chosen for this work as it contained significant oxide and supergene copper mineralization. This work was not completed as the drills developed serious mechanical problems towards the end of the fall program and so this goal was not accomplished. Additional drilling was also to test a variety of geophysical targets in close proximity to the Bisha Main area. Diamond drill-hole locations are shown in plan on the figure located below.

Nevsun Resources Ltd
Bisha Project
Bisha Main
Drill Plan
Date:12/2/2004
Author:
Office:
Drawing:
Scale: 1:6000
Projection: UTM Zone 37, Northern Hemisphere (WGS 84)
0 50 100 200
metres
338600 E
338800 E
339000 E
339200 E
339400 E
339600 E
1716400 N
1716200 N
1716000 N
1715800 N
1715600 N
1715400 N
1715200 N
B-135
B-53
B-26 B-59 B-61
B-58 B-24 B-25
B-86 B-90 B-131 B-20 B-21 B-146 B-23
B-19 B-128 B-129 B-145
B-10 B-01 B-126 B-17 B-125 B-15 B-127 B-22
B-02A B-02 B-18
B-133 B-134 B-132 B-130
B-08 B-03 B-04 B-09 B-07
B-30 B-27 B-16 B-14
B-136 B-29 B-144 B-52 B-12 B-11
B-31 B-13 B-137 B-87 B-05
B-120 B-32 B-28 B-138 B-64
B-36 B-33 B-139
B-111 B-109 B-35 B-34 B-140 B-143
B-142 B-141 B-37
B-116 B-06 B-51 B-38 B-124 B-118
B-96 B-93 B-100
B-102 B-42 B-41 B-105 B-106
B-117 B-71 B-72 B-74 B-119
B-112 B-121 B-108 B-44 B-110 B-43 B-115 B-48 B-113
B-114 B-76 B-78 B-81 B-82
B-49 B-50 B-47 B-39 B-46 B-45
B-84 B-63 B-85
B-88 B-91 B-65 B-89
B-92 B-95 B-40 B-67 B-94
B-97 B-69 B-68
B-101 B-99 B-107 B-103
B-98
B-104

Figure10-5 : Drill Plan Bisha Main Zone

Bisha 2003 Report	Page 91

Selected sections adequately define the Bisha Main zone deposit geometry. For example, section 1716250 below, the most northern section drilled to date, depicts the eastern syncline and the three horizons of economic interest.

339250 E
339300 E
339350 E
339400 E
339450 E
339500 E
339550 E
600 N
550 N
500 N
450 N
B-26
B-58
B-24
B-61
B-25
B-58
46m
B-25
108m
B-61
136m
B-24
149m
B-26
181.95m
10.6g/t Au, 230g/t Ag/5.5m
4.3g/t Au/35.3m
Oxide Zone
12.7g/t Au, 71.5g/t Ag/18.0m
0.54%Cu/12.0m
Supergene
Zone
4.2g/t Au, 35.0g/t Ag, 12.6% Cu/24.4m
0.4g/tAu,8.0g/t Ag,1.05%Cu/36.0m
o.65g/t Au, 13g/t Ag,1.3% Cu, 1.9% Zn/31.5m
Primary Zone
1.2g/t Au, 0.58% Cu, 1.1% Zn/33.72m
LEGEND
Drill Trace Legend
ALUV
CLAY
CONG
FBPD
FELD
FELT
FERC
FERU
FLT
FPDK
GYP
HEBX
INTD
INTT
MAFD
MAFF
MAFT
MAFU
MSUL
NR
QFPD
QPDK
QTBX
QZBX
REBX
SAND
SAPR
SCHT
SILT
SMSX
SOAP
SOIL
VNQZ
VOID
Units in Section
Oxide Zone
Supergene Zone
Primary Zone
Surface
Outcrop
Base of Overburden
Base of Oxide Zone
Contacts
Syncline
Anticline
Nevsun Resources Ltd
Bisha Project
XS L1716250 North
Drilling and Geology
0
12.5
25
50
metres

Figure 10-6 : Section 1716250 N Bisha Main North Zone

Bisha 2003 Report	Page 92

339200m E
339300m E
339400m E
339500m E
Oxide Zone
Supergene Zone
Primary Zone
Oxide Zone
Supergene Zone
Primary Zone
500m asl
500m asl
400m asl
400m asl
300m asl
Bisha
N1716100
Date: 10/2/2004
Author:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres

Figure 10-7 : Section 1716100 N

yellow curves = Au g/t; red bars = Cu %

Section 1716100 N (above) and section 1716000N (below) depict the eastern and western synclines within the Bisha Main North sector of the deposit.

339200 E
339250 E
339300 E
339350 E
339400 E
339450 E
550 N
500 N
450 N
B-29
B-136
B-52
B-12
B-11
B-144
3.2g/t Au/10.0m
4.9g/t Au/27.2m
5.05g/t Au/28.2m
Oxide Zone
28.3g/t Au/10.65m
4.4g/t Au, 1758g/t Ag/9.1m
0.7% Cu/9.9m
Supergene Zone
B-136 52m
B-144 64m
0.66g/t Au, 3.9% Cu/26.7m
0.58g/t Au, 22.0g/t Ag, 0.98% Cu/34.4m
B-11 99.06m
Primary Zone
B-52 126.05m
B-12 140.21m
0.55g/t Au, 10.5g/t Ag,0.3% Cu/33.2m
B-29 179.1m
LEGEND
Drill Trace Legend
ALUV
CLAY
CONG
FBPD
FELD
FELT
FERC
FERU
FLT
FPDK
GYP
HEBX
INTD
INTT
MAFD
MAFF
MAFT
MAFU
MSUL
NR
QFPD
QPDK
QTBX
QZBX
REBX
SAND
SAPR
SCHT
SILT
SMSX
SOAP
SOIL
VNQZ
VOID
Units in Section
Oxide Zone
Supergene Zone
Primary Zone
Surface
Outcrop
Base of Overburden
Base of Oxide Zone
Contacts
Syncline
Anticline
Nevsun Resources Ltd
Bisha Project
XS L1716000 North
Drilling and Geology
0 12.5 25 50
metres

Figure 10-8 : Section 1716000 N, Bisha Main North

Bisha 2003 Report	Page 93

It is suspected that the northwest trending Frekete River (formerly Shebetera River) Fault may have prevented the western syncline from sub-cropping. This interpretation is displayed on Section 1716000 N (above).

The location of the interpreted northwest trending fault that bisects the Bisha Main deposit is not exact. It is suspected that it is a fairly wide zone (upwards of 100 meters) and consists of a series of offsetting structures. It is also suspected that there are several structural directions present that may complicate the structural interpretation. Over time the various suspected structural directions and their relationships to one another will have to be identified and their effect on the deposit geometry sorted out.

339200m E
339300m E
339400m E
339500m E
500m asl
400m asl
300m asl
Fault
Zone
FDPK
Oxide Zone
Supergene
Zone
Primary Zone
Fault Zone
Bisha
N1715900
Date: 10/2/2004
Author:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres

Figure 10-9 : Section 1715900 N Bisha Main Frekete River Fault Zone

yellow curves = Au g/t; red bars = Cu %; grey curves = Zn %

Bisha 2003 Report	Page 94

The effects of the Frekete River Fault are probably most obvious on section 1715900 N. The dip of this fault(s) has not been determined however it is critical that the orientation of this structure be identified. It is interpreted that the western syncline has been faulted off by the Frekete River Fault. The eastern syncline is obviously narrowing in width to the south.

339200m E
339300m E
339400m E
339500m E
Oxide Zone
Supergene
Zone
FPDK
Fault Zone
MAFT
Primary Zone
500m asl
500m asl
400m asl
400m asl
300m asl
339300m E
339400m E
339500m E
Bisha
N1715800
Date: 10/2/2004
Author:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres

Figure 10-10 : Section 1715800 N, Bisha Main Frekete River Fault Zone

yellow curves = Au g/t; red bars = Cu %; grey curves = Zn %

Bisha 2003 Report	Page 95

South of the northwest trending Frekete River Fault the original interpretation of a syncline no longer seems to be valid. On section 1715700N there appear to be two separate unconnected steeply dipping massive sulphide lenses. The western lens appears to sub-crop but the eastern lens is interpreted to be faulted off by the northwest trending fault. Both lenses diminish significantly in width with depth (B-147).

339200m E
339300m E
339400m E
339500m E
500m asl
400m asl
300m asl
FELD
Supergene
Zone
MAFT
Primary Zone
Bisha
N1715700
Date: 10/2/2004
Author:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres

Figure 10-11 : Section 1715700 N,  Bisha Main South

yellow curves = Au g/t; red bars = Cu %; grey curves = Zn %

Hole B-6 drilled in 2002 did not encounter any sulphides. It must be realized that hole B-6 was drilled on azimuth 102o and not 90o as are the remainder of the holes on the section and so its trace is apparent only. It is likely that the western massive sulphide lens can be extrapolated to depth. If B-6 was deepened it would likely intersect the sulphide body.

Hole B-118 did not intersect sulphides and it is interpreted that the eastern massive sulphide lens is cut off by a relatively flat lying felsic dyke.

Bisha 2003 Report	Page 96

Further south on section 1715600N the eastern limb appears to maintain its steep dip of almost 90o but the eastern limb would seem to be dipping less steeply at 45o to 55o. It has also bifurcated and subsequently been cut off to the east by a felsic dyke.

339200m E
339300m E
339400m E
339500m E
500m asl
400m asl
300m asl
Oxide Zone
Supergene
Zone
Felsic
MAFT
Primary Zone
Bisha
N1715600
Date: 10/2/2004
Author:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres

Figure 10-12 : Section 1715600 N, Bisha Main South

yellow curves = Au g/t; red bars = Cu %; grey curves = Zn %

Bisha 2003 Report	Page 97

A further 100 meters to the south (1715500 N) the eastern lens maintains a steep dip of 75o to 80o west and seems to be widening with depth, attaining a true width of approximately 50 meters, assaying 0.7 g/t Au, 45 g/t Ag, 0.9% Cu, 0.5% Pb and 9.1% Zn over 66.6m. The western sulphide limb on the other hand has a dip ranging from 0o to 25o and is cut off by felsic dykes to the west at approximately 339300E.

339300m E
339400m E
339500m E
339600m E
Au Oxide Zone
FELD
Supergene Sulphide Zone
Supergene Sulphide Zone
Primary Zone
500m asl
500m asl
FELD
MAFT
400m asl
400m asl
Primary Zone
300m asl
Bisha
N1715500
Date: 10/2/2004
Arthor:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres

Figure 10-13 : Section 1715500 N,  Bisha Main South

yellow curves = Au g/t; red bars = Cu %; grey curves = Zn %

Bisha 2003 Report	Page 98

On section 1715400N the eastern limb maintains its steep dip to the west but is changing strike to the east. The western limb appears to have a dip of 5o to 10o and diminishes in width beyond 339350E. It is interpreted to join up with the eastern limb at about 339475E but this interpretation may need to be reevaluated once additional drilling takes place in this sector.

339300m E
339400m E
339500m E
339600m E
500m asl
400m asl
300m asl
Oxide Zone
Supergene Zone
Primary Zone
Bisha
N1715400
Date: 10/2/2004
Author:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres

Figure 10-14 : Section 1715400 N, Bisha Main South

yellow curves = Au g/t; red bars = Cu %; grey curves = Zn %

Bisha 2003 Report	Page 99

On section 1715300N there is limited deep drilling however there appears an apparent increase in the number of later felsic dykes to the south. The eastern limb appears to maintain its steep dip to the west but thins out toward the surface. The western limb has narrowed significantly but the dip has increased somewhat to approximately 25o. Later stage felsic dykes likely play a strong role in diminishing the thickness of the western sulphide mineralization.

339300m E
339400m E
339500m E
339600m E
Oxide Zone
FELD
Supergene
Zone
500m asl
500m asl
Primary Zone
MAFT
400m asl
400m asl
300m asl
Bisha
N1715300
Date:10/2/2004
Author:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres

Figure 10-15 : Section 1715300 N, Bisha Main South

yellow curves = Au g/t; red bars = Cu %; grey curves = Zn %

Bisha 2003 Report	Page 100

339300m E
339400m E
339500m E
339600m E
Oxide Zone
FELD
500m asl
500m asl
MAFT
Primary Zone
400m asl
400m asl
Bisha
N1715200
Date: 10/2/2004
Author:
Office:
Drawing:
Scale: 1:2000
Projection: Custom Projection
0
20
40
80
metres
300m asl

Figure 10-16 : Section 17175200 N, Bisha Main South

yellow curves = Au g/t; red bars = Cu %; grey curves = Zn %

South of section 1715300N the strike of massive sulphide bodies change to a more south or southwest direction. On section 1715200N the eastern massive sulphide limb would appear to narrow significantly near surface but increases in width with depth. It appears that later felsic dykes have cut off the sulphide unit from sub-cropping. There are also a number of lenses of massive or semi-massive sulphide over a considerable core length indicating a change in character to the sulphide body. Additional drilling to the south is required.

Hole B-104 on section 1715100N did not intersect significant sulphides. Later stage felsic dykes may have stoped out the unit or perhaps the hole may have been too short and failed to reach the target.

Additional drilling is required south of section 1715100N using all available known geophysical and geochemical data as a guide to determine if the massive sulphide bodies terminate in this area or in fact extend further to the south.

Bisha 2003 Report	Page 101

10.2.3

Other Target Areas

Several exploration holes encountered copper mineralization of some significance away from the Bisha Main Zone. Hole B-86 drilled on a west azimuth on section 1716200N immediately west of the Main Zone returned an intersection of 63.5 meters that assayed 0.34% Cu within a mafic tuff containing disseminated pyrite and chalcopyrite. This mineralisation may be similar in style to that previously encountered in hole B-2. Drill hole B-2 is located approximately 70 meters to the south of B-86 and intersected 37.0 meters assaying 0.93% Cu. Hole B-86 tested a broad PEM response that appears to extend further to the north. There may also be a relationship between this style of mineralization and the northwest trending Frekete River Fault. This area needs further investigation. No significant amounts of Au, Ag, Pb or Zn were encountered in either B-86 or B-2.

Hole B-111 collared on section 1715800N approximately 250 metres west of the Main Zone intersected 34.5 meters that assayed 1.1% Cu with no significant Au, Ag, Pb or Zn values. The copper mineralization is hosted by a hematitic soap (acidified mafic tuff) unit. The hole tested a strong late channel PEM response that appears to continue to the south. No chalcopyrite was note in the drill log although significant amounts of hematite and some pyrite are mentioned. The hole needs to be re-logged and additional splitting and assaying is required. Once again there may be a relationship between the northwest trending Frekete River Fault and the style of mineralization that needs further investigation.

Hole B-112 tested a PEM response located 50 meters to the west of the Tree Zone. At the Tree Zone a surface gossan was mapped, trenched and sampled returning an interval of 1.46% Cu over 16.0 meters. Significant amounts of disseminated malachite and chalcocite were noted in the trench. The hole encountered some anomalous zinc intervals associated with minor pyrite concentrations over narrow 1.5 meter widths. The interval assayed 0.7% Zn. It appears unlikely that the drill hole was long enough to test the Tree Zone.

10.3

Specific Gravity Determinations

Nevsun collected a suite of samples for specific gravity or bulk density measurements during the recent drilling program. The data is intended to:

  to build a specific gravity dataset;

  to gain a broad range of samples across rock types; and

  to increase the amount of density data from within the six principle geological domains.

10.3.1

Nevsun Measurement Methods

Samples of iron oxide (FERU, FERC, REBX, etc…), acid leached rock (SOAP), supergene massive sulphide (SUPER), primary massive sulphide (MSUL), metavolcanics (MAFT, FELD, INTT, FELT, etc…) and sulphide stringers (STSX) were collected from HQ and NQ diameter drill core. Samples ranged in weight from 3 grams to 58 grams. The samples were selected after

Bisha 2003 Report	Page 102

the geological logging of the core and sampling were completed. All measurements were conducted in an enclosed office by Nevsun Eritrean Technicians under the supervision of Nevsun staff. The following protocols were followed:

1)

The samples were laid out to dry in the sun for 6 to 8 hours at air temperatures of between 35° to 45° Celsius during the day.

2)

The following day the samples were weighed in grams using a beam microbalance scale to find the weight in air.

3)

The samples are then immersed in a graduated cylinder filled with a recorded volume of water.

4)

The displaced volume in milliliters of water is recorded.

5)

The recorded mass of the sample is divided by the displaced water volume to give bulk density in g/ml³.

The results of all the sample measurements are provided in Appendix A. Table 10-1 shows the averaged bulk densities for the six principle geological domains.

Table 10-1 : Average Bulk Density by Geological Domain

Geological Domain	Bulk Density (t/m³ )
Iron Oxide (feru)	3.19
Acid Bleached Rock (soap)	2.18
Supergene Massive Sulphide	4.26
Primary Massive Sulphide	4.42
Stringer Zone	2.96
Meta-volcanics	2.61

10.3.2

Chemex Measurement Methods

A total of 68 samples were submitted to ALS Chemex for specific gravity measurement. The samples were from all the principle geological domains.

All of the samples were measured at ALS Chemex, Vancouver, Canada. The procedures used were as follows (source ALS Chemex):

1.

Sample is first weighed in the air;

2.

Coated with a thin layer of hot wax (paraffin) so that any soluble material in the core or rock are not in contact with the water;

3.

Re-weighing the sample again in the air; and

4.

Weighing while suspended in water.

The ratio between the weight of the sample and the weight of the water displaced by the samples is the specific gravity.

All reagents are of analytical reagent grade and de-ionized water or water of equivalent purity is used throughout the procedure. The paraffin used to coat the sample has a S.G. of 0.89g/cm³.

The results are summarized in Table 10-2.

Bisha 2003 Report	Page 103

Table 10-2 : Checks on Specific Gravity Measurements

Sample Number	Hole-ID	Rock Code	Nevsun Value	Chemex Value	%Difference
B-SG-325	B-56	SAPR	2.24	1.54	31.3
B-SG-334	B-56	SOAP	2.09	1.86	11.0
B-SG-337	B-56	MSUL	4.68	4.68	0.0
B-SG-340	B-56	MSUL	4.73	4.88	-3.2
B-SG-343	B-56	MSUL	4.77	4.91	-2.9
B-SG-346	B-56	MSUL	4.44	4.89	-10.1
B-SG-350	B-56	MSUL	4.98	4.96	0.4
B-SG-354	B-56	SMSX	3.75	3.3	12.0
B-SG-357	B-56	SMSX	3.08	3.03	1.6
B-SG-367	B-121	STSX	2.46	2.9	-17.9
B-SG-369	B-121	MSUL	4.93	4.73	4.1
B-SG-371	B-121	MSUL	4.97	4.65	6.4
B-SG-373	B-121	MSUL	4.45	4.51	-1.3
B-SG-375	B-121	MSUL	5.11	4.56	10.8
B-SG-381	B-121	MDST	2.77	2.73	1.4
B-SG-389	B-124	SOAP	2.26	2.16	4.4
B-SG-391	B-124	MSUL	4.93	4.71	4.5
B-SG-393	B-124	SOAP	3.13	2.32	25.9
B-SG-394	B-124	MSUL	4.09	4.19	-2.4
B-SG-397	B-125	FERC	3.34	3.17	5.1
B-SG-399	B-125	FERC	3.82	3.53	7.6
B-SG-414	B-105	FERU	2.95	2.93	0.7
B-SG-421	B-106	STSX	3.44	3.78	-9.9
B-SG-435	B-75	SOAP	2.1	1.95	7.1
B-SG-437	B-75	MSUL	4.68	4.61	1.5
B-SG-441	B-75	MSUL	4.8	4.75	1.0
B-SG-445	B-75	MSUL	3.8	3.58	5.8
B-SG-469	B-79	MSUL	4.14	4.32	-4.3
B-SG-473	B-79	SMSX	2.58	2.76	-7.0
B-SG-475	B-70	SOAP	2.17	2.13	1.8
B-SG-478	B-70	FERU	2.96	2.9	2.0
B-SG-481	B-70	FERU	2.61	2.44	6.5
B-SG-484	B-70	SOAP	1.68	1.6	4.8
B-SG-485	B-70	MSUL	5.07	4.83	4.7
B-SG-486	B-70	MSUL	4.49	4.74	-5.6
B-SG-487	B-70	MSUL	5.05	4.88	3.4
B-SG-490	B-70	MSUL	4.98	4.82	3.2
B-SG-498	B-127	QTBX	2.41	2.46	-2.1
B-SG-499	B-127	FERC	3.74	3.77	-0.8
B-SG-500	B-127	MSUL	4.25	4.63	-8.9

Bisha 2003 Report	Page 104

B-SG-502	B-127	MSUL	4.9	4.83	1.4
B-SG-504	B-107	MSUL	4.53	4.67	-3.1
B-SG-509	B-84	MSUL	4.54	4.78	-5.3
B-SG-522	B-73	FELD	2.31	2.11	8.7
B-SG-529	B-73	MAFT	3.4	3.61	-6.2
B-SG-532	B-73	SMSX	3.41	3.6	-5.6
B-SG-533	B-73	MSUL	3.65	3.86	-5.8
B-SG-537	B-73	MSUL	3.56	3.67	-3.1
B-SG-542	B-108	MSUL	3.76	3.75	0.3
B-SG-543	B-108	SOAP	2.58	2.67	-3.5
B-SG-545	B-108	MSUL	4.67	4.76	-1.9
B-SG-550	B-110	MSUL	3.89	4.24	-9.0
B-SG-553	B-110	MSUL	4.65	4.56	1.9
B-SG-559	B-116	MAFT	2.87	2.62	8.7
B-SG-568	B-66	FELD	1.86	1.88	-1.1
B-SG-572	B-66	SOAP	1.85	1.39	24.9
B-SG-573	B-66	SMSX	3.48	3.18	8.6
B-SG-575	B-66	MSUL	4.64	4.74	-2.2
B-SG-578	B-66	MSUL	3.57	3.65	-2.2
B-SG-582	B-66	MSUL	4.81	4.77	0.8
B-SG-588	B-40	MSUL	4.59	4.62	-0.7
B-SG-597	B-60	MSUL	4.4	4.68	-6.4
B-SG-599	B-60	MSUL	4.57	4.66	-2.0
B-SG-605	B-62	FELD	2.53	2.26	10.7
B-SG-615	B-72	SOAP	1.77	1.89	-6.8
B-SG-618	B-72	MSUL	4.19	4.37	-4.3
B-SG-620	B-72	MSUL	4.65	4.64	0.2
B-SG-624	B-72	STSX	2.95	3.05	-3.4

The largest discrepancies occur in the more porous rock types such as Soap and Feru and also in semi-massive sulphide rock. Upon further review by Nevsun staff, it was discovered that the same sample used for measurements at Bisha were not always shipped to ALS Chemex for analysis but rather a duplicate from the same interval depth collected at the same time as the original was sent instead. This may be the cause for differences in values between Nevsun and Chemex for semi-massive sulphide and stringer zone material. The duplicate samples could contain more or less sulphide content than the original. Reasons for the changes were mostly due to either poor quality sample specimens; such as the SOAP and SAPR specimens, or the technicians not understanding that the same samples are required for comparison and verification. The Nevsun results are evenly split between greater than and less than the Chemex results. Chemex’s methodology is considered superior to Nevsun’s field determinations and values from Chemex replace those collected by Nevsun.

Nevsun has now collected more than 1000 specific gravity values.

Bisha 2003 Report	Page 105

10.3.3

Conclusions

Bulk density values for the various rock types at Bisha are being compiled as part of a comprehensive summary of the values for each of the principal geological domains prior to further resource estimates or feasibility type studies.

The bulk density measurements of the more porous rock types from the recent program appear to lack the accuracy and precision required for resource estimates or feasibility type studies. Nevsun will consider all or part of the following protocols to improve the quality of the measurements:

1.

improve the equipment used to conduct the measurements by purchasing a dedicated density scale;

2.

increase the size of sample to between 500 grams to 1000 grams;

3.

thoroughly oven dry the sample prior to taking the measurements;

4.

collect larger bulk density measurements for the iron oxide mineralization (FERU) and “SOAP” from the field by excavating material and filling the void with water after inserting a plastic liner into the void space;

5.

use known quality control samples to test calibration of equipment and verify correct reading of equipment by Nevsun technicians;

6.

provide more training to the Eritrean technicians on quality control for sample handling and data collection.

Nevsun should continue to collect bulk density values in order to improve the confidence in the values used for the resource estimates. All measurement methods must be conducted using standard industry practices and must be well documented and the results analysed.

Bisha 2003 Report	Page 106

10.4

Sample Preparation Laboratory

Nevsun Resources Ltd. purchased a fully equipped containerised sample preparation laboratory from ALS Chemex, Vancouver in July 2003. The lab was shipped from Vancouver and arrived on site in early October 2003. The lab was operational after minor alterations were made to the electrical wiring to connect to the main camp generator.

The lab is controlled and operated by Nevsun and Nevsun staff. The personnel operating the lab are mostly university educated and have experience working in laboratory conditions.

In late October 2003, Gordon Walker from ALS Chemex, Turkey branch visited the lab to assist and review the start up and training of the personnel in sample preparation (crushing and splitting), equipment maintenance, QA/QC, logistics and lab communication procedures. Mr. Walker reviewed and made reccomendations on sample preparation protocols which were adopted by the Nevsun laboratory in preparation of the pulps sent to Vancouver for final sample assay. The protocols conform to industry standards. A written manual sourced from ALS Chemex covering operation of the lab is kept in the camp and is available to lab staff for reference.

The internal QC procedures included 1 blank, 2 prep lab pulp duplicates (two splits of a crushed sample), and 1 split and quartered core duplicate. The rate of insertion is 1 per 25 samples. The results of the QC procedures were tracked and analysed by Nevsun expatriate personnel who supervised lab operations on a daily or weekly basis.

See Appendix A for photos of equipment and sample processing.

Figure 10-17 : Nevsun’s sample preparation laboratory and surrounding infrastructure

Bisha 2003 Report	Page 107

10.4.1

Laboratory Type and Equipment

Laboratory is a 20 foot shipping container outfitted with work benches, a drying oven (~6m3), two large, wheeled sample racks for the drying oven, an air compressor with hoses & air guns, 1 used and 1 new T.M. Engineering Rhino jaw crushers, spare parts kit, a 2mm sieve for crusher QC, 1 riffle splitter and pans. All equipment is in good to excellent condition.

10.4.2

Sample Procedures and Processing

Samples are received directly from the core saws and laid out on the ground underneath the steel hanger which houses the core saw and laboratory facilities. The core saw station is located down wind of the laboratory. The ground is covered with crushed rock to form a pad for the both the lab and the core saw station to control dust. The samples are laid out in numerical order with the plastic bags open at the top to aid in drying. The weather was generally hot and sunny at the time of the program with very little wind. This was an appropriate method of sample organisation at that time. At the end of the day, any hygroscopic saprolitic samples were placed into sample pans so that they would dry more quickly.

At the end of the day the samples are loaded into the drying oven to dry overnight at a temperature of 80oC. The total drying time is between 11 and 12 hours.

Sample weighing is carried out first thing in the morning as the samples were taken out of the drying oven and laid out on the crushed rock pad to be readily accessible for crushing. The dry weights are recorded. The half core samples weighed between 2Kg and 11Kg. The half-core samples were usually double (most samples) or triple crushed (harder samples) using the T.M. Rhino Jaw crushers to achieve the crushing target of greater than 70% passing -2mm. The first sample of the shift was screened to ensure that the crushing standard was met. Other, random samples were selected throughout the day to ensure that the standard continued to be met. The crushers were adjusted when necessary. The crusher QC results were logged in a notebook. After each sample the crushers are cleaned out with compressed air.

Sample splitting is carried out in a Jones-type riffle, with the riffle area dimensions of 28 cm x 9 cm, with gap widths of 15mm. The riffle and sample pans are cleaned after each sample with compressed air. Rejects were placed in the original bag and samples placed into the 4” x 7” tin top sample bags provided by ALS Chemex. At the end of the shift barren material is run through the crushers and the crushers cleaned out with compressed air.

The samples are split down to a sub-sample weight of approximately 270 grams. The crushed pulp and remaining reject weights are recorded. Significant differences between the original dry weight and combined pulp and reject weight are compared to ensure that no sample mix up occurred and as part of internal quality control. The internal QC procedures included 1 blank, 2 prep lab pulp duplicates (two splits of a crushed sample), and 1 split and quartered core duplicate.

The rejects are placed into large plastic drums, which hold about 20 to 25 samples. The drums are labelled as batches for all the samples done on that day. The prefix Bi-year-month-day (i.e.,

Bisha 2003 Report	Page 108

Bi-031027) is used to identify the batches as to property of origin and day of preparation. The samples are stored in an empty 6 metre steel shipping container within the Bisha camp compound.

The lab is thoroughly cleaned at the end of each shift. The floors are swept and an industrial vacuum is used to clean all of the equipment. Air guns are used to clean out difficult or inaccessible areas.

Data (sample numbers, weights) is entered in a spreadsheet to allow for quick retrieval and searches of data by lab staff or professionals on site.

10.4.3

Sample shipping and Equipment Maintenance

Groups of approximately 20 pulp samples are packed in large plastic bags which were then placed into the plastic shipping barrels. When samples are ready to be shipped the sample lists are combined with an ALS Chemex sample submission form and enclosed with the samples in the plastic drums. The plastic barrels lids are fastened with tamper proof zap straps. Samples are shipped once a week. The sample information with analytical procedures to be done on the samples are e-mailed to ALS Chemex in Vancouver so that the sample shipments could be tracked, late shipments could be followed up on and to give warning to the Vancouver lab to be ready are for the arrival of sample shipments.

Maintenance procedures were put in place in accordance to the equipment manuals. ALS Chemex laid out a daily, weekly and monthly maintenance schedule. A maintenance log was set up for entries of this maintenance.

10.4.4

Conclusion and Recommendations

The sample preparation laboratory operated well with few problems. Early and constant supervision by Nevsun expatriate personnel during the first 10 days of operation provided the training for the staff to learn the procedures and make adjustments to procedures where necessary. The staffing of the lab was increased from 4 to 6 people as the sample volume increased and the original staff developed their own work flow to allow completion of the work in an effective and efficient manner while still maintaining high quality. The lab was processing 30 samples per hour by the end of program.

During the windy season, February to June, laying samples outside and leaving the sample bags open, could cause some contamination (dilution) of the samples. To mitigate this impact the following structure and ground improvements are recommended. These are:

1.

Construct a 2 metre wall around the lab to shelter the lab from the western winds and windblown dust.

2.

Increase the size of the area of crushed gravel placed around the lab.

3.

Build an enclosed area for sample sorting.

Bisha 2003 Report	Page 109

Analysis of the results of the internal quality control samples has shown that the lab maintained a high level of quality and excellent sample homogeneity during its operation. This is supported by the high correlation coefficient factors returned from the pulp duplicates. The apparent contamination of blanks after high grade samples, though, is a concern. The amount of barren material through the jaws during the processing of massive sulphide samples must be increased to mitigate the smearing of material to the subsequent samples. Also, lab staff must flag any samples that appear to have gained or lost excessive weight after processing. If this result is found then they should return to the rejects to remedy any sample switches or determine if incorrect data entry was the cause of the difference between original dry sample and reject/pulp weights.

Bisha 2003 Report	Page 110

11.

Quality Assurance/Quality Control Program

Nevsun implemented protocols for a quality assurance and quality control program incorporating standards, blanks, split and quartered duplicate samples and pulp duplicates during the October 2003 to December 2003 drill program. Nevsun expatriate personnel were on site to monitor the QA-QC program and review the results presented here. The samples were collected to develop the QA-QC database for the project in anticipation of the requirement of the future completion of resource/reserve estimations for feasibility studies and to provide controls for data management and data quality of the diamond drill data.

11.1

QA-QC Protocol

Drill samples collected during the program were crushed to greater than 70% passing minus two millimeter. The crushed pulp was split to approximately 250 gram sub-sample and submitted to ALS Chemex, Vancouver, Canada (Chemex) for analysis. Chemex was the analytical laboratory used by Nevsun for the diamond drill sample analytical work and geochemical exploration program. Chemex is ISO 9001:2000 accredited and is actively pursuing accreditation to ISO 17025 under CAN-P-1579 “Guidelines for Accreditation of Mineral Analysis Testing Laboratories” (Chemex 2003).

Nevsun requests fire assay for quantitative total gold content. The procedure employed by Chemex for Nevsun uses a 30 gram sample charge and Atomic Absorption Spectroscopy (AAS) finish. Samples that have values >10 grams per tonne (g/t) is re-analyzed using a 30 gram charge and gravimetric finish. Nevsun requests inductively coupled plasma – ore grade for base metal analysis (ICP-41a Chemex analytical package). Analytical results for copper, lead and zinc over a 50000 ppm limit are further re-analyzed using AAS. Analytical results greater than 30.0% are further analyzed using titrimetric analysis. Analysis for silver also uses ICP-41a. Silver values greater than 200 ppm use Agua regia and AAS finish.

Appendix A of this report provides a thorough description of the analytical procedures followed by Chemex.

The QA-QC sample insertion protocol for the diamond drill sampling includes the following samples:

  6 certified standard control samples per 100 samples; 3 gold and 3 base metal.

  1 blank sample of barren material per 100 samples; as well as, barren material randomly inserted after mineralized zones.

  1 split and quartered core duplicate sample per 100 samples.

  2 pulp duplicates per 100 samples.

A total of 495 control samples were inserted within a sample sequence of 4,233 core samples. The control samples make up 11.7% of the total sample analysis.

Bisha 2003 Report	Page 111

The following sections briefly review each type of QA-QC sample and the results for the diamond drill samples.

11.2

Certified Standard Controls

Nevsun used six certified standards purchased from Geostats, Sample and Assay Monitoring Service. The reference material provides a range of low-grade, mid grade and high-grade precious and base metal standards with known values and statistically acceptable limits. The maximum and minimum limits are plus two standard deviations (+2st.dev.) and minus two standard deviations (-2st.dev.) from the mean value of the control sample. Table 11-1 lists the statistical values for the control samples.

Table 11-1 : GEOSTATS Gold Standard Reference Material

Standard Reference	Reference Material	Material Type	Mean	Unit	Standard Dev. (std.)	Mean + 2 std.	Mean -2 std.
Standard A	GBM398-4C	Copper	3891	ppm	195	4281	3501
Standard A	GBM398-4C	Silver	48.7	ppm	5.1	58.90	38.5
Standard A	GBM398-4C	Zinc	5117	ppm	229	5575	4659
Standard B	G399-7	Gold	2660	ppb	120	2900	2420
Standard C	GBM996-7C	Copper	2.35%		0.145	2.64	2.06
Standard C	GBM996-7C	Silver	125.1	ppm	10.4	145.9	104.3
Standard C	GBM996-7C	Zinc	11.03%		0.60	12.23	9.83
Standard D	G999-4	Gold	4240	ppb	290	5400	4240
Standard E	GBM900-10	Copper	15.14%		0.795	16.73	13.55
Standard E	GBM900-10	Silver	1549.6	ppm	75.6	1700.8	1398.4
Standard E	GBM900-10	Zinc	2.56%		0.16	2.88	2.24
Standard F	G399-10	Gold	13.82	g/t	0.69	15.20	12.44

A total of 252 certified standards were inserted within the sample sequence: 46 Standard A samples; 43 Standard B samples; 41 Standard C samples; 43 Standard D samples; 41 Standard E samples; and 40 Standard F samples. The results for the Standards from the recent program are plotted showing the accepted limits for Standards A, B, C, D, E and F (see graphs provided in Appendix A).

A total of 28 certified standards did not fall between the minimum and maximum range of acceptable values. This total comprises of 11% of the total standards inserted in the sample sequence.

The values from standards A, C, D and E show an acceptable dispersion of values along the mean trend line without bias or drift.

The values from standard B show dispersion for the first twenty values. The latter values from standard B fall within a narrower range; below the median value and usually above the minimum acceptable value. Five standard B values are below the minimum acceptable limit. Sample 280418 experienced difficulties during fusing of the samples. Chemex conducted re-analysis of the sample batch for samples 280409 through 280428 on certificate VA03047048. Two of the other failed standards; 280518 and 290718, were investigated and re-run by Chemex. The internal Chemex standards returned acceptable with the same batch as the failed external

Bisha 2003 Report	Page 112

standard. Chemex re-analyzed the batch containing the failed standard and re-submitted the assay job certificate. Two other standards; 286918 and 187018, are being investigated by Chemex. The batches will be re-analyzed and assay values from that batch will replace the originals.

Standard F values range mostly between the median value and lower acceptable limit. Three of four Standard F values are below the minimum acceptable limit. The other value is above the maximum acceptable limit from early in the sample stream and what appeasr to be more dispersed values. The internal Chemex standards returned acceptable with the same batch. The 3 standards, 290388, 290888 and 290988 were re-analyzed and the values returned acceptable.

The high grade silver assays from standard E remains a problem. Five values returned low and one value returned high. Chemex is investigating the possible reasons for the unacceptable high frequency of failing standards. The entire mid grade silver standards from standard C returned acceptable.

The lower grade zinc values from standard A and the gold standards were the most variable. The former having five values not acceptable and the latter having thirteen values not acceptable. The unacceptable gold values were distributed evenly among the three standard types. All sample batches with the standards are re-analyzed.

11.2.1

Blank Samples

Nevsun sourced material for use as blank samples near the Bisha concession. The rock employed as a blank usually consists of limestone and/or dolomite. Although the samples are considered to consist of barren rock without any appreciable precious metal or base metal content, occasionally low levels of mineralization may occur within these core intervals which could negate the usefulness of these samples.

A total of 44 blank samples were submitted within the sample sequence for the recent program. The results are low (see graphs provided in Appendix A).

All values are below 100 ppb for gold and 5 ppm for silver.

Nine samples contained elevated values for copper, above 100 ppm. The average background value for the copper is 26 ppm; excluding the elevated samples. The range is from below detection limit to 90 ppm. Samples 287130, 291030 and 291130 appear to have been contam-inated from prior samples containing high grade copper, greater than 3%. The contamination is very low, all less than 1% of the subsequent high grade sample. Samples 280130, 286530 and 290830 were inserted within a sequence of samples containing primary copper mineralization and show possible contamination. Sample 286530 is 11% of the previous sample; whereas, samples 290830 and 280130 are less than 2% of the subsequent sample. The other elevated blanks don’t appear to be the product of contamination from previous samples.

Eight samples contained elevated values for zinc, above 100 ppm. The average background value for the zinc is 30 ppm, excluding the elevated samples. The range is from below detection limit

Bisha 2003 Report	Page 113

to 90 ppm. Sample 290530 appears to have been contaminated from a prior sample containing high grade zinc, valuing 17.6%. The contamination is very low, 1% of the previous high grade sample. Sample 286530 shows possible contamination. Sample 286530 is 6% of the previous sample. All other elevated samples don’t appear to be a product of contamination from earlier samples.

As stated above some of these blank core samples may be weakly mineralized and may not reflect problems in the laboratory.

11.2.2

Duplicate Samples

The duplicate samples were prepared by splitting the diamond drill core sample and submitting two samples for the same sample interval. Differences between the sample values normally reflect the inherent nugget effect of the mineralization. A total of 41 samples were submitted and the results are presented in a graph for gold, copper and zinc in Appendix A.

The distribution follows the reference line for both elements. Gold has a wider distribution, suggesting a nugget effect; although small. Overall the gold values in the duplicates show a excellent correlation coefficient of 0.9885.

The copper values have a narrow distribution along the trend. The copper values show a good correlation coefficient of 0.9685.

The zinc values have a narrow distribution along the trend. The zinc values show an excellent correlation coefficient of 0.9729.

11.2.3

Crushed Pulp Duplicate Samples

The pulp duplicates are made by crushing the whole sample to greater than 70% passing minus 2mm and splitting two sub-samples from the whole crushed sample. The two pulps have an average weight of 275 grams each. The data will provide data on the homogeneity of the sample after being crushed and split.

A total of 79 duplicates were collected and the results are presented in a graph for gold, copper and zinc in Appendix A. The results show that the samples are homogenous.

The correlation coefficient for gold is 0.9983, for copper is 0.9452 and for zinc is 0.9996.

11.3

QA-QC Conclusions and Recommendations

Generally, the results for the QA-QC samples are good, and have performed as intended. Re-assay of sample batches that exceeded limits have been requested and will be updated in the database.

Bisha 2003 Report	Page 114

Nevsun has identified where problems have occurred in the sample preparation and analysis stages.

The following is recommended:

  Add core duplicates to an external laboratory other than Chemex in order to provide comparable results between labs.

  Increase the frequency of blanks samples within mineralized and after mineralized geological intervals to monitor the contamination of samples during preparation of the pulps.

  Increase the frequency of barren material run through the jaw crusher while processing mineralized material.

  Improve the recovery of core in the iron oxide zone and interface with the supergene horizon using HQ core or larger until the entire horizon is penetrated by the drill. Consider RC style drilling if diamond drilling doesn’t increase recovery.

  Sample size should be limited to no more than 2 metres in order to reduce excessive smoothing of grades that occur in a sample interval greater than 2 metres.

Bisha 2003 Report	Page 115

12.

Metallurgy

In August, Nevsun submitted core reject samples to Process Research Associates (PRA) of Vancouver, British Columbia, Canada in order to complete some preliminary metallurgical test work.

Two high grade oxide gold samples from holes B-20 and B-38 were subjected to direct cyanidation tests. Samples were ground to 80% passing 73 microns. The samples initially assayed 23.3 g/t Au and 50.5 g/t Ag for B-20 and 10.8 g/t Au and 76.2 g/t Ag for B-38. It should be noted that there was significantly more copper and lead associated with the B-38 sample than for the B-20 sample.

After 72 hours 95.1% of the gold and 79.8% of the silver had been recovered in solution from the B-20 sample and 79.4% of the gold and 46.4% of the silver from the B-38 sample. The final calculated grades were 26.1 g/t Au and 54.1 g/t Ag for B-20 and 10.5 g/t Au and 77.1 g/t Ag for B-38. The complete test report is listed in the Appendix.

A metal particle size analysis on the residues of each sample indicated that 29.3% of the gold was associated with the -37 micron size component from sample B-20 while 38.3% of the gold was associated with the -37 micron size component from sample b-38.

Examples of the supergene copper horizon were selected from Holes B-41 and B-4 for flotation test work. Initially the samples were ground such that 80% passed 71 microns.

Results of the test work for B-41 returned analyses of 1.37 g/t Au, 127 g/t Ag and 8.99% Cu. The total flotation concentrate recovered 96.3% of the gold, 90.1% of the silver and 90.1% of the copper. Calculated assays for the sample returned 1.53 g/t Au, 156 g/t Ag and 9.35% Cu.

Results of the test work for B-4 returned analyses of 0.94 g/t Au, 36.9 g/t Au and 4.57% Cu. The total flotation concentrate recovered 95.9% of the gold, 97.5% of the silver and 97.5% of the copper. Calculated assays for the sample returned 1.08 g/t Au, 40.3 g/t Ag and 5.53% Cu. The complete test report is listed in the Appendix.

In late 2003 additional reject core samples were delivered to PRA for additional floatation metallurgical test work. These four samples represented significant copper (B-30 and B-24/30) and zinc grades (B-49 and B-39) within the primary massive sulphide component of the Bisha deposit.

A summary of the results produced by the test work is listed in Table 12-1.

It should be noted that all metallurgical work completed to date is preliminary in nature and was completed in order that guidelines could be formulated for subsequent work. Initial results are encouraging and any additional work should aim at improving the initial results where possible.

Bisha 2003 Report	Page 116

Table 12-1 : Test Work Results PRA Flotation

Hole Number	Measured Head				Total Flotation Con.				Calculated Head
	Au g/t	Ag g/t	Cu %		% Au	% Ag	% Cu		Au g/t	Ag g/t	Cu %
B-30	0.53	10.7	0.75		48.3	69.2	87.0		0.50	11.3	0.84
B-24/30	0.59	11.7	2.28		37.6	76.8	79.4		0.81	12.0	2.32
B-39	0.41	20.6	7.13	0.76	47.0	56.7	93.8	91.4	0.39	20.5	7.19	0.76
B-49	0.49	26.3	2.96	1.1	50.5	52.5	94.4	86.0	0.47	29.0	2.88	1.07

A program of drilling PQ sized core holes (85mm) to sample the oxide, supergene copper and primary massive sulphides for subsequent metallurgical testing will take place during the January to May 2004 drill program.

Bisha 2003 Report	Page 117

13.

Conclusions

With respect to geochemistry it appears that the grid based pH measurements carried out on near surface soils is a valid exploration technique to be employed in areas covered with transported overburden. There is however no indication from the survey results of the underlying intensity of mineralization and numerous “rabbit–ear” anomalies on a line need to be discriminated. Analysis of the remaining portions of the surface pH samples allowed a determination that near surface soil sampling of -80 mesh sized material produced reasonable contrast anomalies for elements such as lead and silver as well as gold. This is a surprising and potentially useful discovery, the exploration implications of which need to be evaluated.

With respect to geophysics it is apparent that the Pulse EM time domain techniques produce reasonably consistent results in regard to anomaly location. It can be concluded however that the shallower penetrating frequency domain system (HLEM) can provide better anomaly definition at shallow depths. The delineation of bedrock conductors can be accomplished significantly cheaper and faster with the HLEM than with the time domain system. The draw back of the frequency domain system is that the exact anomaly location can become somewhat indefinite as the cable length between the transmitter and the receiver increases. This is apparent on the 300 meter cable data used to survey the Bisha South Area. Depth penetration also becomes an issue with the frequency domain system where the general rule of thumb is that penetration is half the cable length. Due to the depth of oxidation (30-40 meters) it is advisable to use a cable length of no less than 150 meters in the Bisha area.

Additional geological mapping at both deposit and property scale and geochemical analysis of various rock types is required. The collection and analysis of this data should allow the company to assess the Bisha deposit in regards to its global context with respect to other known volcanogenic massive sulphide deposits in other regions. With this knowledge it should be possible to make useful evaluations and exploration predictions in regards to the location of other prospective sites within the Bisha property.

Additional detailed structural analysis is required to sort out the age and structural relationships of the various late felsic dykes, the intrusion of which appears to move and eliminate large blocks of the massive sulphide mineralization which makes up the various mineralized zones on the property.

Additional drilling using a reverse circulation drill is required to allow a more representative sample of the oxide material to be collected over and above that returned by the diamond drills. Significant core loss is being experienced during diamond drilling in many instances, especially in the north part of the deposit and the RC technique may allow for more complete and better sample recovery in these intervals. Twinning of a number of diamond drill holes will also be required in order to verify the efficacity of the RC technique and to reconcile the grade of various elements to give confidence in the sample collection techniques used to support the planned resource calculation. It is absolutely necessary to determine if there is any significant understating or overstating of sample grades due to significant core loss during diamond drilling.

Bisha 2003 Report	Page 118

QA/QC programs for both core and soil geochemical work have proven effective in ensuring that the assay/analytical laboratory is providing consistent data.

Specific gravity measurements now number over one thousand for various rock types encountered while drilling. This work needs to be continued so that an accurate density figure for the individual lithologies can be determined. This ongoing program is most critical for the more porous and problematic rocks such as the oxide layer and the “soap” alteration units which have a high degree of variability.

A large number of gravity points have been measuremed in the Bisha area. Due to the strong regional gradient in the area it was found that by eliminating this variable and calculating a residual gravity response it was possible to delineate more subtle responses relating to prospective massive sulphide bodies. However, after a period of trial and error it was determined that the residual gravity anomalies could also be caused by a gross mass contrast of underlying rock types. Most of this gross mass difference is created by a lack of surface weathering in certain areas. This means that the near surface rocks do not display the expected drops in specific gravity due to weathering. Consequently these less weathered areas appear to be anomalous in relation to nearby rocks that are more deeply weathered and thus return lower specific gravity measurements. This is especially true in the large area underlain by graphitic horizons located to the west of Bisha Main. The reason for a lack of surface weathering at this site is unclear. In other areas such as at Guardian Hill, immediately west of the Bisha Main deposit, it is thought that significant amounts of later silicification have preserved the near surface rocks from significant weathering and mass loss. The consequence is a gross mass difference anomaly that has nothing to do with sulphide mineralization. This experience has taught that unless a gravity anomaly displays a coincident conductive EM response it is likely caused by a gross mass difference effect.

Bisha 2003 Report	Page 119

14.

Recommendations

It is the opinion of the authors of this report that the character of the Bisha Property is of sufficient merit to justify the following recommended program.

Additional soil sampling is recommended south of line 1714000N to 1712000N and from 338000E to 340500E. Additional soil sampling is also required north of the Bisha Main showing from line 1716200N to 1717000N and from 339000E to 340500E. On the SW Grid lines 6000S, 5800S, 56000S and 54000s need to be sampled from 0 to 2500 W. All samples should be analyzed for Au and a multi-element package determined by mass spectrometry.

Data previously collected at each sample site in regard to physiographic situation and soil type need to be compiled and analysed to allow the discrimination of different sample domains into categories of: transported, residual and drainage etc. samples. These separate populations need to be reevaluated employing statistical analysis on each separate population. The data set can then be normalized, recombined and plotted into a single properly leveled population. It is expected that this manipulation should produce increased anomaly/background contrast and more meaningful plots of individual elements. Anomalies produced by this operation are therefore likely to be better defined and have a higher level of confidence and allow better exploration use of this data.

Additional specific gravity measurements must be determined throughout the sample collection process phase of the exploration and development program. The wax coating method is considered more accurate and should be applied to the more porous lithologies. At least 10% of the samples need to be sent to an outside laboratory to verify Nevsun’s field results.

Additional gravity survey work needs to be completed south of line 1713000N to 1712000N from 337000E to 340500E. This should provide information to will allow a determination as to whether the sulphide horizon is still open along strike to the south. Additional survey coverage is required on the SW Grid on lines 6000S, 5800S, 5600S and 5400S from 000 to 2500W. Within the East Grid, lines 1715600N and 1715800N should be surveyed to determine if EM responses are due to prospective concentrations of sulphides or barren graphite.

Various supporting studies need to be completed to allow for the initiation of a feasibility study. The goal of the feasibility study is to take the first economic evaluation step towards bringing the deposit to production. This study should consider the various disciplines such as metallurgy, engineering, resource estimation, transportation, labour issues, soci-economic studies and environmental evaluation as well as any other economic parameter of consequence in this regard.

An environmental baseline study should be implemented. This study should address all environmental, social and archeological issues associated with the area of the deposit. It is recommended that a local Eritrean group be retained to complete this survey. A reputable environmental company with an international standing should also be retained to oversee the work done by the Eritrean group, make recommendations with respect to the required work and ensure that the final report and its content conforms to World Bank standards.

Bisha 2003 Report	Page 120

The QA/QC program initiated for the diamond drill program should be maintained and continued.

All future diamond drilling should involve oriented core techniques such that structural and geotechnical measurements can be made. Such measurements will become important when engineering studies are implemented for the feasibility study. A number of oriented diamond drill holes need to be drilled into the hangingwall and footwall components of the area expected to involve open pit excavation. These drill holes need to be geotechnically logged in detail.

A number of additional water wells need to be established in the immediate area of the deposit such that hydrological studies of the ground water can be implemented. It is proposed that the reverse circulation drill be utilized to perform this work. A geologist well versed in establishing water wells with appropriate casing and packing should be retained to supervise this work.

Additional drilling needs to be completed in order that a resource statement can be calculated by a third party consultancy. This work ultimately needs to lead to a reserve that is required for the ultimate open pit design. The oxide gold and supergene copper horizons need to be drilled in additional detail.

Geological mapping and rock geochemical work needs to be carried out to put the deposit into perspective with respect to its classification within the scheme of the various volcanogenic massive sulphide deposits of the world. A well educated and experienced geologist needs to be retained to complete this work. The effects of post mineralization, cross cutting structures on the geometry of theVMS deposit also need to be assessed.

A summary budget designed to accomplish the goals outlined above is shown in table form below.

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14.1

Proposed Bisha 2004 (first half) Budget

Budget 2004			US$				US$
Eritrea	January	February	March	April	May	June	Total

Bisha
Diamond Drilling	$100,000	$600,000	$600,000	$600,000	$300,000		$2,200,000
RC Drilling			$200,000	$300,000	$300,000		$800,000
Geophysical surveys		$20,000	$15,000				$35,000
Consultants	$10,000	$25,000	$25,000	$25,000	$15,000	$25,000	$125,000
Local wages	$1,000	$5,000	$5,000	$5,000	$5,000		$21,000
Camp Food	$2,000	$6,000	$6,000	$6,000	$5,000		$25,000
Fuel		$18,000	$27,000	$27,000	$18,000		$90,000
Camp Construction	$2,000	$25,000	$2,000	$2,000	$2,000		$33,000
Camp Supplies	$30,000	$15,000	$5,000	$5,000	$5,000		$60,000
Vehicle Purchase	$70,000						$70,000
Assaying	$25,000	$25,000	50000	50000	$75,000		$225,000
Air fares	$10,000	$10,000	$70,000	$10,000	$10,000		$110,000
Communications	$5,000	$10,000	$10,000	$10,000	$10,000		$45,000
Metallurgical	$15,000	$15,000		$15,000	$25,000		$70,000
Report Preparation	$10,000	$10,000	$10,000			$25,000	$55,000
Hydrological study				$20,000			$20,000
Geotechnical study					$25,000		$25,000
Environmental studies		$20,000	$10,000	$10,000			$40,000
Resource Estimate			$25,000		$25,000		$50,000
Total	$250,000	$749,000	$1,005,000	$1,030,000	$735,000		$4,099,000

Bisha 2003 Report	Page 122

15.

Certificates

15.1

Robin E. Chisholm

I, Robin E. Chisholm, of 15 Roseview Drive NW in the City of Calgary in the Province of Alberta, do hereby certify that:

1.

I am a Consulting Geologist with the firm of Taiga Consultants Ltd. with offices at #4, 1922 – 9th Avenue SE, Calgary, Alberta.

2.

I am a graduate of Carleton University, B.Sc. (Hons.) Geology (1977), and I have practised my profession continuously since graduation.

3.

I am a member in good standing of the Association of Professional Engin-eers, Geologists and Geophysicists of Alberta; and I am a Fellow of the Geological Association of Canada.

4.

I acted as the primary “Qualified Person” as defined by National Instrument 43-101 in the period Dec 01, 2002 until May 31, 2003 in my capacity as project supervisor in the field. After that period until present I have worked as an outside consultant during my field visits to the project and from my offices in Calgary and am currently a “Qualified Person” in this regard.

5.

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6.

I am the co-author of the report entitled “Exploration and Drilling Program on the Bisha Property”, dated February 2004, as amended April, 2004. I have visited the properties mentioned in the report and supervised the exploration program on the properties in the period November 04, 2002 to May 31, 2003, and visited the property October 4-5 and November 27-30, 2003 as well as provided consulting services to the project until the present date. I wrote sections 4, 6, 7, and 8, as well as assembled and edited the report from material sourced from Taiga and Nevsun employees working on the project.

7.

I do not own or expect to receive any interest (direct, indirect, or contingent) in the property described herein nor in the securities of Nevsun Resources Ltd. or Nevsun Resources (Eritrea) Ltd, or any related companies in respect of services rendered in the preparation of this report.

8.

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

DATED at Calgary, Alberta, this _____ day of ___________, A.D. 2004.

Respectfully submitted,

“Robin E. Chisholm” - signed

Robin E. Chisholm, B.Sc., P.Geol., F.GAC

Bisha 2003 Report	Page 123

15.2

Frederick William Nielsen

I, Frederick William Nielsen of RR#2 Acton, 9129 Wellington County Road 50, near the town of Acton in the Province of Ontario, Canada do hereby certify:

1.

I am a graduate of the University of Western Ontario with a BASc in Geology (1973) and have practised my profession continuously since graduation.

2.

I am the Vice President of Exploration for Nevsun Resources Ltd and have held that position since January 2003. Before that I was the General Manager, Geology for Nevsun since November 1997.

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of Manitoba since 2000.

4.

I am a “qualified person” as defined by National Instrument 43-101.

5.

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6.

I own 52,000 shares of Nevsun Resources Ltd. I have 310,000 share options of Nevsun Resources that have not been exercised. I do not own any other interest (direct, indirect or contingent) in the property described here in nor in other securities of Nevsun Resources Ltd or any of its related companies.

7.

I am a co-author of the report entitled; “Exploration and Drilling Program on the Bisha Property” dated February 2004, as amended April, 2004. I have visited and worked on the property numerous times since 1998, have formulated and subsequently reviewed the results of the exploration programs completed on the property and designed the 2003 exploration program. I have been involved with exploration on behalf of Nevsun Resources Ltd since January 1997.

8.

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Dated at Toronto, Ontario, this ____ day of ___________________, 2004

Respectfully submitted,

“Frederick William Nielsen” - signed

Frederick William Nielsen, P.Geo.

Bisha 2003 Report	Page 124

15.3

Thomas H. Carpenter

I, Thomas H. Carpenter, am a Consulting Geologist with Discovery Consultants. My office address is 201, 2928 – 29th Street, Vernon, British Columbia V1T 5A6, and my postal address is P.O. Box 933, Vernon, BC, V1T 6M8.

1.

I am an associate consulting geologist of Taiga Consultants Ltd. with an office address at #4, 1922-9th Ave SE, Calgary, Alberta, T2G 0V2, and do hereby certify that:

2.

I am a graduate of Memorial University, B.Sc. Geology (1971), and I have practiced my profession continuously since graduation.

3.

I am licensed and a member in good standing as a Professional Geoscientist in the Province of British Columbia.

4.

I have been practicing as a geologist for over thirty years and my work has included exploration for gold and base metals across Canada and in the western United States.

5.

I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators.

6.

I am the co-author of the report entitled “Exploration and Drilling Program on the Bisha Property”, dated February, 2004, as amended April, 2004. I have visited the properties mentioned in the report and supervised the conduct of ph surveys and soil sampling over the Bisha concession, exploration program on the Okreb sector of the Bisha concession all in the period, October 31 to November 20, 2003. The Prospecting Report is based on work carried out by me and others in October and November, 2003 and on information provided by Nevsun Resources.

7.

I hold 2,000 free-trading shares in Nevsun Resources as a result of purchases made in previous years. I hold no other interest in Nevsun Resources nor do I expect to receive any interest (direct, indirect, or contingent) in the property described herein nor in the securities of Nevsun Resources Limited or Nevsun Resources (Eritrea) Ltd, or any related companies in respect of services rendered in the preparation of this report.

8.

I hereby give my permission for the use of this report in a prospectus, in its complete and unedited form. Written permission of the author is required before publication of any excerpt or summary.

DATED at Vernon, B.C., this _____ day of ___________, A.D. 2004.

Respectfully submitted,

“Thomas H. Carpenter” - signed

Thomas H. Carpenter, B.Sc., P.Geo.

Bisha 2003 Report	Page 125

16.

References

General

anonymous (1997): Country Profile Eritrea, Somalia, Djibouti 1997-98, Economist Intelligence Unit Country Report, 1st Quarter 1998, Ethiopia, Eritrea, Somalia, Djibouti Economist Intelligence Unit

BBC Focus on Africa (1998): Eritrea/Ethiopia, Back to War and Storm in a Coffee Cup; Volume 9 Number 4 October-December, BBC African Service, BBC World Service.

Jeune Afrique (1998): Erythrée-Ethiopie, Le Grand Jeu, Philip Vasset; #1971 du 20 au 26 Octobre, Paris, France.

Equinox Canada’s Magazine of Discovery (1998): The Little Country That Could; in #100 September 1998,pp. 50-57.

Paice, E.(1996): Guide to Eritrea; Bradt Publications, England and The Globe Pequot Press Inc., Old Saybrook, Connecticut, USA, pp. 182

Regional Geology and Exploration

Abdelsalam M.G., Stern, R.J.(2001): Geology of the Neoproterozoic Basement around the Red Sea, in Rupturing of Continental Lithosphere in the Red Sea/Gulf of Suez, MARGINS Education and Planning Workshop, Sharm-El-Sheikh, Sinai, Egypt.

Berhe, Seife M.,(1986): Geologic and Geochronologic Constraints on the Evolution of the Red Sea-Gulf of Aden and Afar Depression; Journal of African Earth Sciences, Vol. 5, No. 2, pp. 101-117

Berhe, Seife M.,(1990): Ophiolites in Northeast and East Africa: Implications for Proterozoic Crustal Growth, Journal of the Geological Society, London, Vol. 147, pp.41-57.

Chewaka,S. & de Wit,J.(1981): Plate Tectonics and Metallogenesis: Some Guidelines to Ethiopian Mineral Deposits, Bulletin #2, Ethiopian Institute of Geological Surveys, Min. of Mines, energy and Water Resources, Provisional Military Government of Socialist Ethiopia, 129pg.

Drury, S.A. and Berhe, S.M. (1993): Accretion Tectonics in Northern Eritrea, Revealed by Remotely Sensed Imagery; Geol. Mag. 130 (2), pp.177-190, Cambridge University Press.

Drury,S.A. and Charlton, R. (1990?): The State of Eritrea (A Satellite Image Map) 1:1,000,000 scale LANDSAT mosaic of 14 images taken in 1985 and 1989, Western Lowlands dates from September; Open University, UK and Eritrean Latteragency Consortium,

Hanssen, E.; Freyssinet, P. (1997): AWest African Field Trip, May 1997: Results of a field trip sponsored by the Association of Exploration Geochemists (123 pp)

Jelenc, D.A.(1966): mineral Occurrences of Ethiopia, Ministry of Mines, Imperial Ethiopian Government, 720pg

Kazmin, V.(1973): Geological Map of Ethiopia, 1, 2,000,000 Scale geological map including present day Eritrea, from 1972 United Nations compilation published under the auspices of the Provisional Government of Socialist Ethiopia.

Kazmin, V. and Warden, A.J.(1975) Explanation of the Geological Map of Ethiopia; Bulletin #1 Oct 1975, Ministry of Mines, Energy and Water Resources, Geological survey of Ethiopia, published under the auspices of the Provisional Military Government of Socialist Ethiopia

Bisha 2003 Report	Page 126

Leroy, J-C (1989): Geology of Sahel Region, Eritrea; 1:450,000 (?)scale map drawn from the map by the Geological Dept. Of Eritrea, Peoples Liberation Front, Eritrea

Milési, J.P., et al. (1989): West African gold deposits in their lower Proterozoic lithostructural setting; in Chronique de la Recherche Minière #497 (98 pp).

Petters, Sunday W.(1991): Regional Geology of Africa, Lectures Notes in Earth Sciences; Springer Verlag, Berlin Heidelberg

Selassie, M.G., Reimold, W.U.(2000) : A review of the polymetallic mineral resource potential of Ethiopia, Chron. Rech. Min. 540, 11-32

Tahon, A. (1997): The Birimian, Lower Proterozoic of West Africa; in West African Field Trip, May 1997, Hanssen & Freyssinet, eds.

Tardy,Y.,Melfi, A.J. and Valeton I.(1988):Climats et Paleoclimats Periatlantiques. Role des Facteurs Climatiques et Thermodynamiques: temperatue et activity de l’eau, sur la repatition et la composition mineralogiques des bauxites et des cuirasses ferrugineuses au Bresil et en Afrique; C.R. Acad. Sci. Paris,12,1-2,p.283-295. In Freyssinet (1997).

Usoni, L.(1952): Risorse Minerarie dell’ Africa Orientale, Eritrea-Etiopia-Somalia; A Cura Dell’Ufficio Studi del Ministero Dell’ Africa Italiana, Ispettorato Generale Minerio, Finito de Stampare il 5-7-1952 Presso le Arti Grafiche E Cartotechniche Aldo Chicca-Tivoli (Roma) per Conto Della Jandi Sapi Editori.

Wright, J.B. (1985): Geology and Mineral Resources of West Africa; George Allen & Unwin (Publishers) Ltd., London

United States Department of the Interior (1990): Mineral Industries of Africa, Minerals Yearbook, Volume III, 1990 International Review, Bureau of Mines.

Al Hajar Deposit

Cottard, F., Abdulhay, G.J. etc. (1993): The Al Hajar gold deposit (Kingdon of Saudi Arabia) a newly discovered example of supergene enrichment from a massive sulphide deposit of Late Proterozoic age. Chron. Rech. Mi. 510, pgs 13-24

Ariab Deposit (also Ariab-Arbaat district, Hassai, Oderuk deposits)

Cottard, F., Braux, C., etc(1986): Les amass sulfures polymetallic et les mineralisations auriferes du district Ariab (Red Sea Hills, Sudan) Historique de la decouverte, cadre geologique et principaux caracteres des gisements, Chron. Rech. Min. 483, pgs 19-40

Aye et al. (1985): Discovery of a major massive sulphide province in Northeastern Sudan, in Davis G.R. Prospecting in areas of desert terrain. Rabat April 14-17, 1985: London Institute of Mining and Metallurgy, pgs 43-48

Carlin Gold Papers

Hofstra, A.H., Cline, J.S. Cline (2000): Characteristics and Models for Carlin Type Gold Deposits, Chapter 5, Soc. Of Eco. Geol Reviews, Vol. 13, pgs 163-220

Maps, Government Reports, and Legislation

Eritrea National Map Sheet (1995): Government of the State of Eritrea (scale 1:1,000,000); and the Institute of Geography, Group for Development and Environment, University of Berne, Switzerland.

Eritrean Ministry of Energy and Mines, (1997) Mineral Prospects of the State of Eritrea.

Bisha 2003 Report	Page 127

International Travel Maps (1997): Eritrea, International Travel Map #731; by International Travel Maps a division of ITMB Publishing, Vancouver, Canada.

(1995) Proclamation No.68/1995: A Proclamation to Promote the Development of Mineral Resources

(1995) Proclamation No.69/1995: A Proclamation to Provide for Payment of Tax on Income from Mining Operations

(1995) Legal Notice No.19/1995: Regulations on Mining Operations

(1995) A Proclamation to Approve the Development Credit Assumption Agreement dated as of 6 July, 1994, between the State of Eritrea and the International Development Association.

Selected Reading

Barrie, T.C., Hannington, M.D. (1999): Volcanic-Associated Massive Sulfide Deposits: Processes and Examples in Modern and Ancient Settings, Reviews in Economic Geology, Volume 8, Soc. Of Econ. Geol. & Geol Assoc of Canada. 408 pgs.

Blanchard, R. (1968): Interpretation of Leached Outcrops, Bulletin 66, Nevada Bureau of Mines, Mackay School of Mines, University of Nevada, 196 pgs.

Boyle, D.R. (1996): Supergene Base Metals and Precious Metals; in Geology of Canadian Mineral Deposit

Types (ed.) O.R. Eckstrand, W.D. Sinclair and R.I. Thorpe; Geological Survey of Canada, no. 8 p.

92-108

General

Dallmeyer, R.D.; Lecorché, J.P. (eds.) (1991): The West African orogen and circum-Atlantic correlatives, Springer-Verlag, Belrin (405 pp)

Fabre J., et. al.(1982) La Chaine Pan-Africaine, Son Avant-Pays et la Zone de Suture au Mali; Notice Explicative de la carte geologique et gravimetrique de L’Adrar des Iforas au 1/500,000. DNGM, Ministry of Energy and Mines, 85pages.

Francaviglia,T.I.(1939): Note Sulle Constituzione Geologica della Zona del Basso Barca; Giornale de Geologica (Bologna) Ser 2a 13, 23-7. NB Not located by the author

Franklin, J.M. (1995): Volcanic-Associated Massive Sulphide Base Metals, in

Geology of Canadian Mineral Deposit Types, Pages 158-210., Geology of North America, Volume P-1, Geology of Canada No. 8. Geological Survey of Canada.

Freyssinet,Ph.(1997): Lateritic Weathering and Regolith Evolution of West Africa, in A West Africa Field Trip , Eric Hanssen and Philippe Freyssinet tour leaders, The Assoc. Of Expl. Geochemists.

Kennedy, W.Q. (1964) The Structural Differentiation of Africa in the Pan-African (+-500m.y.) Tectonic Episode; University of Leeds Res. Inst. Of African Geol., 8th Annual report, 48 pages.

Milési, J-P; Feybesse, J-L; Dommanget, A.; Marcoux, E. (1992): Early Proterozoic ore deposits and tectonics of the Birimian orogenic belt, West Africa; in Precambrian Research, vol.58(4), pp.305-344

Rocci, G.; Bronner, G.; Deschamps, M. (1991): Crystalline basement of the West African craton; in The West African orogens and circum-Atlantic correlatives (Dallmeyer and Lecorche, eds.), Springer-Verlag, New York, pp.31-61

Bisha 2003 Report	Page 128

Zeegers, H.; Lecompte, P. (1992): Seasonally humid tropical terrains (savannas); in Regolith explor-ation geochemistry in tropical and subtropical terrains; Handbook of Exploration Geo-chemistry, vol.4, pp.203-240 (eds. Butt and Zeegers)

pH Survey Geochemistry

Smee, B.W., 1983. Laboratory and field evidence in support of the electrogeochemically enhanced migration of ions through glaciolacustrine sediment. In: G.R. Parslow (Editor), Geochemical Exploration 1982. Jour. Geochem. Exploration, 19: 277-304.

Smee, B.W., 1997. The formation of surficial geochemical patterns over buried epithermal gold deposits in desert environments, Results of a test of partial extraction techniques. In: Exploration 97 Symposium Volume, Toronto: pp. 301-314.

Smee, B.W., 1998. A new theory to explain the formation of soil geochemical responses over deeply covered gold mineralization in arid environments. Jour. Geochem. Exploration, 61: pp. 149-172.

Smee, B.W., 1999. The effect of soil composition on weak leach solution pH: a potential exploration in arid environments. Explore, 102: pp. 4-7.

Smee, B.W., 2003. Theory behind the use of soil pH measurements as an inexpensive guide to buried mineralization, with examples. Explore, 118: pp. 1-19.

Property Exploration and Reports prepared by outside Contractors

Nevsun Resources Ltd on the consolidated Bisha License and including Okreb P.L.

Nielsen, F.W., Woldu, A. (1999): Report on Exploration Activities for the Period May-December 1998, Bisha Prospecting License, Gash-Barka Administration Region, Private company report for Nevsun Resources (Eritrea) Ltd, January 1999.

Nielsen, F.W., Woldu, A. (1999): Report on Exploration Activities for the Period January – May 1999, Bisha Prospecting License, Gash-Barka Administration Region, Private company report for Nevsun Resources (Eritrea) Ltd, June 1999.

Nielsen, F.W., Woldu, A. (1999): Report on Exploration Activities for the Period January – May 1999, Okreb Prospecting License, Private company report for Nevsun Resources (Eritrea) Ltd, June 1999.

Nielsen, F.W., Chisholm, R.E., Woldu, A. (2003): Exploration Program on the Bisha Property, Gash-Barka District, Eritrea, 2002, Private company report for Nevsun Resources (Eritrea) Ltd, May 2003.

Nielsen, F.W., Chisholm, R.E., Ansell, S., Davis, G., Delisle P-C. (2003): Exploration and Drilling Program on the Bisha Property, Gash-Barka District, Eritrea, 2003, Private company report for Nevsun Resources (Eritrea) Ltd, August, 2003.

Childe, F. (2003): Geological Model for Volcanogenic Massive Sulphide Mineralization on the Bisha Property Eritrea, contractors private report for Nevsun Resources Ltd by iMap Interactive Mapping Solutions Inc. April 2003

Campbell, K.V., (2003): Report No. 1: Remote Sensing Investigation, Augaro and Bisha Projects, Western Eritrea; private company report for Nevsun Resources Ltd by ERSI Earth Resource Surveys Inc. 23 pgs of text + 19 figures. Additional section “Regional Reconnaissance Leading to License Application, 27 pgs of text and figures.

Bisha 2003 Report	Page 129

Geophysics

Geophysique TMC, (2003) Technical Report Electromagnetic HLEM Survey Bisha Property, Eritrea, contractor’s private report for Nevsun Resources (Eritrea) Ltd, December 2003

Hale,C.J. (2004) Physical Property Measurements on Core samples From the Bisha Property, Eritrea of Nevsun Resources (Eritrea) Ltd, contractor’s private report for Nevsun Resources (Eritrea) Ltd by JVX Ltd, February 2004

McNabb, K. (2003): Logistical Summary, Bisha Area Gravity Survey, Eritrea, contractor’s private report for Nevsun Resources (Eritrea) Ltd by MWH Geo-Surveys, Inc., April 2003, 36 pgs.

McNabb, K. (20043: Logistical Summary, Bisha Area Gravity Survey, Eritrea, contractor’s private report for Nevsun Resources (Eritrea) Ltd by MWH Geo-Surveys, Inc., December, 2004, 20 pgs.

Fugro Airborne Surveys (2003) Logistics and Processing Report Airborne Magnetic and GEOTEM Survey, Bisha Area, Gash Barka District, Eritrea Job no.03427, Contractor’s private report

Odwar,H., (2003) Geophysical Survey Report Covering Surface Pulse EM and Ground Magnetic Surveys Over Bisha Grid parts I,II and III, Bisha – Okreb property for Nevsun Resources (Eritrea) Ltd by Crone Geophysics and Exploration Ltd., July 2003

Odwar,H., (2004) Geophysical Survey Report Covering Surface Pulse EM Survey Over Bisha Grid parts I,II and III, Bisha – Okreb property for Nevsun Resources (Eritrea) Ltd by Crone Geophysics and Exploration Ltd., 2004

Geochemistry

Bloom, L.A. (1999): Review of 1998/1999 Geochemical Surveys for the Bisha Prospecting License, Eritrea, contractor’s private report for Nevsun Resources (Eritrea) Ltd. By, Analytical Solutions Ltd, June 1999.

Bloom, L.A. (1999): Review of 1998 Geochemical Surveys for the Okreb Prospecting License, Eritrea, contractor’s private report for Nevsun Resources (Eritrea) Ltd. By, Analytical Solutions Ltd, June 1999.

Mercier, M. (2003) Geochemical Surveys, A Final Report Bisha and Okreb Prospecting Licenses Area, Gash Barka Administrative Region, Eritrea, Contractor’s private report, June 2003

Petrography

Leitch, C.H.B., (2003): Petrographic Report on Four Polished thin sections for Nevsun Resources, Feb 09, 03, 8pgs

Leitch, C.H.B., (2003): Petrographic Report on 11 Polished thin sections for Nevsun Resources, March 2003, 14 pgs

Leitch, C.H.B., (2003): Petrographic Report on 13 Polished thin sections for Nevsun Resources, April 09, 03, 26 pgs

Metallurgy

PRA (2003)

PRA (2004)

Bisha 2003 Report	Page 130

17.

List of Personnel

Nevsun Resources Limited

Vice President Exploration

for Nevsun Resources Ltd.

F. William Nielsen, P.Geo. (Toronto, Canada)

Technician

Greg Davis (Vancouver)

Technician

Scott Ansell (Vancouver)

Geologist

David Daoud (Vancouver, Canada)

Taiga Consultants Ltd

Geologist-Consultant

Robin Chisholm, P.Geol (Calgary, Canada)

Geologist – Consultant

Thomas Carpenter (Vernon, Canada)

Geologist – Consultant

Tim Sandberg (Calgary, Canada)

Geologist –Consultant

Douglas Cruickshank (Yangon, Myanmar)

Independent Contractors

Geologist

Daouda Ouattara (Bamako, Mali)

Nevsun Resources (Eritrea) Ltd

Country Director, Nevsun-Eritrea

Amanuel Woldu (Asmara)

Camp Manager

Michael Tesfay (“Mike Merino”) (Asmara)

Camp Manager

Neguse Tesfagiorgis (Keren)

Field assistant

Kidane Haile (Tekraret)

Camp Cook

Ephrem (Asmara)

Camp Cook Assistant

Almaz (Asmara)

Camp Cook Assistant

Tsega

Camp Cook Assistant

Letensae

Camp Cook Assistant

Hagosa

Camp Cook Assistant

Brikit

Camp Cook Assistant

Senbetu

Camp Cook Assistant

Abrhet

Camp cleaner

Ghenet Tewolde (Asmara)

Camp cleaner

Tsega (Mogoraib)

Camp cleaner

Letensae (Mogoraib)

Core cutter

Mahari (Asmara)

Core Cutter

Abraham (Mogoraibe)

Core shack assistant

Kidane (Tekraret)

Core shack assistant

 (Mogoraib)

Independent workers

Expeditor

Estephanos Ogbazghi (Asmara)

Water Truck Driver

Tesfalem Yemane (Asmara)

5 tonne Truck Driver

Neguse Tesfagiorgis (Keren)

Bisha 2003 Report	Page 131

Chauffeur Leo Car

Mohamed (Asmara)

Solloum Alem

Backhoe operator

Woldegabriel (“Kashi”) (Asmara)

Electrician/Pump Installer

Tsegaye (Asmara)

Electrician

T. Berhan (Asmara)

MWH Geo-Surveys

Kevin McNabb (Vernon, Canada)

Dan Pickett, (Chiang Mai, Thailand)

Crone Geophysics operator/geophysicist

Henry Odwar (Toronto, Canada)

Ismael Ali (Toronto, Canada)

Geophysique TMC Limited

Operator

Mario Audet

Operator

Simon McQuarrie

Eritrean Department of Mines

Dawit Berhane (stream sediment sampling, core saw & sampling, RQD logging)

Ogbamariam Ogbatinsae (Differential GPS survey, grid establishment, magnetic survey operator, RQD logging)

Dawit Berhane  (Asmara)

Dawit Ghebremedhin  (Asmara)

Henok Fikdu (Asmara)

Tesfay Emha (Barentu)

Beniam Tesfay (Asmara)

Billen Habte (Asmara)

Yosef Tadesse (Asmara)

National Military Service personnel as drill helpers

Ali Idris

Ghebretnsae Haile (Wadi Haile)

Aman Haile

Ghebremedhn Fitiwi

Hagos Araya

Mehamed alt Aman (Thick)

Boart Longyear Drilling

Operations Manager

Craig Scott

Foreman

Richard Neveau

Driller

Jocelyn Gingras

Driller

Marco Thelland

Driller

MarcelGiroux

Driller

MarkDenhomme

Laboratory Preparation

Senait Teferi

(Asmara)

Samrawit Yohannes (Asmara)

Daniel Soloman (Asmara)

Elsa (Gerginay)

Alazar Yemane (Asmara)

Efrem Abraha (Mogoraibe)

Bisha 2003 Report	Page 132